

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)



82-4507

3 March 2006 **_Via Courier_**

06011748

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

SUPPL

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 3 February 2006 till 28 February 2006, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233512 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

Ng Chooi Peng
Secretariat Manager

PROCESSED
MAR 21 2006
THOMSON
FINANCIAL

Encs

S:\Sec\ADR\2006\Ltr\Ltr to ADR.doc



82-4507

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcements by The Ascott Group Limited – "(1) Establishment of a wholly-owned subsidiary, Ascott Residence Trust Management Limited (formerly known as ART Management Limited); and (2) Establishment of indirect wholly owned subsidiaries"	3 Feb 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Date of release of 2005 4th quarter & full-year financial results"	3 Feb 2006	SGX-ST Listing Manual
Announcement by Australand – "Australand's 2005 full year results briefings"	3 Feb 2006	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Date of release of full year financial results announcement"	3 Feb 2006	For Public Relations Purposes
Announcements by Australand – "(1) Appendix 4E – Preliminary Final Report for the year ended 31 December 2005; and (2) Australand achieves 9th consecutive record profit"	6 Feb 2006	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Lodgement of preliminary prospectus relating to the preferential offering of units in The Ascott Residence Trust"	7 Feb 2006	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Report of persons occupying managerial positions who are related to a director, CEO or substantial shareholder"	7 Feb 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Carat Pte. Ltd."	8 Feb 2006	SGX-ST Listing Manual
Announcement by CapitaMall Trust Management Limited – "Payment of management fee by way of issue of units in CapitaMall Trust"	8 Feb 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Change of interest in RC Hotels (Pte) Ltd"	9 Feb 2006	SGX-ST Listing Manual
Announcement and news release by Raffles Holdings Limited - "Press release and audited financial statement for the full year ended 31 December 2005"	10 Feb 2006	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Article in the Business Times dated 11 February 2006"	13 Feb 2006	For Public Relations Purposes



Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcements by The Ascott Group Limited – "(1) Poll results of the Extraordinary General Meeting held on 13 February 2006; and (2) Preferential offering of units in Ascott Residence Trust - Notice of books closure date"	14 Feb 2006	For Public Relations Purposes
Announcement and news release by CapitaLand Limited – "Conditional joint venture agreement with Phu Gia Real Estate & Commercial Construction Co., Ltd and Thien Duc Trading-Construction Company Ltd"	14 Feb 2006	SGX-ST Listing Manual & For Public Relations Purposes
Announcement and news release by CapitaLand Limited - "(I) Establishment of indirect wholly-owned subsidiary, Lonsvale Pte. Ltd.; and (II) Subscription by Lonsvale Pte. Ltd. of 49% of the share capital of Runwal CapitaLand India Pvt. Ltd."	15 Feb 2006	SGX-ST Listing Manual & For Public Relations Purposes
Announcement by CapitaLand Limited – "2005 full year financial statements & dividend announcement"	16 Feb 2006	SGX-ST Listing Manual
News release by CapitaLand Limited – "CapitaLand's profit doubles to S$750.5 million for FY2005"	16 Feb 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Presentation slides – "CapitaLand Group Financial Year 2005 Results"	16 Feb 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Notice of valuation of real assets"	16 Feb 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaLand Pty Limited"	16 Feb 2006	SGX-ST Listing Manual
Announcement by CapitaCommercial Trust Management Limited – "Acceptance of right of first refusal to purchase junior bonds in Malaysia"	16 Feb 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Supplementary slides – CapitaLand Group Financial Year 2005 Results"	17 Feb 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "CapitaLand Property Services Holdings Pte Ltd – Company in members' voluntary liquidation"	17 Feb 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Change of interest in Australand"	17 Feb 2006	SGX-ST Listing Manual



Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by The Ascott Group Limited - "Persons occupying managerial positions in the company or any of its principal subsidiaries who are related to a Director or Chief Executive Officer or substantial shareholder"	21 Feb 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Report of persons occupying managerial positions who are related to a Director, CEO or substantial shareholder"	21 Feb 2006	SGX-ST Listing Manual
Announcement by CapitaCommercial Trust Management Limited – "Report of persons occupying managerial positions who are related to a Director, CEO or substantial shareholder"	21 Feb 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Resignation of Company Secretary"	24 Feb 2006	SGX-ST Listing Manual
Announcement by CapitaMall Trust Management Limited - "Report of persons occupying managerial positions who are related to a Director, CEO or substantial shareholder"	24 Feb 2006	For Public Relations Purposes
Announcement by Australand – "Standard & Poor's presale report on $268 million CMBS issue"	27 Feb 2006	For Public Relations Purposes
Press release by CapitaLand Limited – "MGM MIRAGE-CapitaLand announce Kohn Pedersen Fox Associates as principal architect for Marina Bay Integrated Resort bid"	28 Feb 2006	For Public Relations Purposes

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Rose Kong
Designation *	Company Secretary
Date & Time of Broadcast	03-Feb-2006 12:37:04
Announcement No.	00016

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcements by CapitaLand Limited's subsidiary, The Ascott Group Limited – "(1) Establishment of a wholly-owned subsidiary, Ascott Residence Trust Management Limited (formerly known as ART Management Limited); and (2) Establishment of indirect wholly owned subsidiaries"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, had on 2 February 2006 issued announcements on the above matters, as attached for information.
Attachments:	TAGannc_02Feb06_IncorpARTML.pdf TAGannc_02Feb06_IncorpCitadinesSIPandCitadinesLejia.pdf Total size = **24K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED

(Co Reg. No. 197900881N)

ANNOUNCEMENT

ESTABLISHMENT OF A WHOLLY-OWNED SUBSIDIARY, ASCOTT RESIDENCE TRUST MANAGEMENT LIMITED (FORMERLY KNOWN AS ART MANAGEMENT LIMITED)

The Ascott Group Limited wishes to announce the establishment of the following wholly-owned subsidiary incorporated in Singapore:-

Name	:	Ascott Residence Trust Management Limited (formerly known as ART Management Limited)
Principal Activity	:	Property Fund Management (including Reits)
Authorised Share Capital	:	S$1,000,000 divided into 1,000,000 ordinary shares of S$1 each
Issued and Paid-up Capital	:	S$1,000,000 comprising 1,000,000 ordinary shares of S$1 each

By Order of the Board

Doreen Nah
Joint Company Secretary
2 February 2006

THE ASCOTT GROUP LIMITED

(Co. Reg. No. 197900881N)

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY OWNED SUBSIDIARIES

The Board of Directors of the Company wishes to announce the establishment of the following indirect wholly owned subsidiaries incorporated in Singapore :-

1. Citadines SIP Pte. Ltd.

Principal Activity	:	Investment holding
Authorised Share Capital	:	S$100,000 divided into 100,000 ordinary shares of S$1.00 each
Issued and Paid-up Share Capital	:	S$1 comprising 1 ordinary share of S$1.00 each

2. Citadines Lejia (S) Pte. Ltd.

Principal Activity	:	Investment holding
Authorised Share Capital	:	S$100,000 divided into 100,000 ordinary shares of S$1.00 each
Issued and Paid-up Share Capital	:	S$1 comprising 1 ordinary share of S$1.00 each

By Order of the Board

Doreen Nah
Joint Company Secretary
2 February 2006





CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DATE OF RELEASE OF 2005 4th QUARTER AND FULL-YEAR FINANCIAL RESULTS

CapitaLand Limited ("CapitaLand") wishes to announce that it will release its financial results for the 4th quarter and full year ended 31 December 2005 on Thursday, 16 February 2006.

CapitaLand will be holding a presentation for analysts and the media on its financial results at 5.30 pm on the same day. A live webcast of the presentation will be available for viewing at www.capitaland.com.

By Order of the Board

Rose Kong
Company Secretary
3 February 2006

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Rose Kong
Designation *	Company Secretary
Date & Time of Broadcast	03-Feb-2006 18:02:47
Announcement No.	00075

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Australand – "Australand's 2005 Full Year Results Briefings"
Description	CapitaLand Limited's subsidiary, Australand, had on 31 January 2006 issued an announcement on the above matter, as attached for information.
Attachments:	Australand_ASXannc31Jan06_2005resultsbriefings.pdf Total size = **30K** (2048K size limit recommended)



ASX ANNOUNCEMENT
ASX CODES: ALZ
AAZPA

31 January 2006

AUSTRALAND'S 2005 FULL YEAR RESULTS BRIEFINGS

Australand advises that following the release of its 2005 full year results on Monday, 6 February 2006, it will hold a series of analyst and investor briefings in Sydney and Melbourne.

An initial briefing will be held at 10.00am on Monday, 6 February 2006 at the Perth Room, Sofitel Wentworth Sydney, 61-101 Phillip Street, Sydney. This briefing will be webcast live and all stakeholders are invited to listen into this briefing through the link on Australand's website www.australand.com.au at that time.

Copies of all materials provided at this briefing will be lodged with the ASX and will also be available on the Company's website before the commencement of the briefing.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182
Email: pmackey@australand.com.au

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Rose Kong
Designation *	Company Secretary
Date & Time of Broadcast	03-Feb-2006 18:34:17
Announcement No.	00091

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Raffles Holdings Limited – "Date of release of full year financial results announcement"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	RHLannc_FY2005_date_of_release.pdf Total size = **114K** (2048K size limit recommended)

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Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (REG. NO. 199506093G)

Date of Release of Full Year Financial Results Announcement

Raffles Holdings Limited (the "Company") wishes to announce that the Company will release its financial results for the full year ended 31 December 2005 on Friday, 10 February 2006. A web-cast of the results briefing will be available via the Company's website (www.raffleshoIdings.com) later, on the same night.

By Order of the Board

Ng Lai Leng
Company Secretary
3 February 2006

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	07-Feb-2006 17:30:32
Announcement No.	00048

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, The Ascott Group Limited – "Lodgement of preliminary prospectus relating to the preferential offering of units in The Ascott Residence Trust"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, had on 6 February 2006 issued an announcement on the above matter, as attached for information.
Attachments:	TAGannc_06Feb06_LodgementProspectus.pdf Total size = **97K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Company Registration No. 197900881N)

ANNOUNCEMENT

LODGEMENT OF PRELIMINARY PROSPECTUS RELATING TO THE PREFERENTIAL OFFERING OF UNITS IN THE ASCOTT RESIDENCE TRUST

Further to our announcement on 20 January 2006, the Board of Directors of the Company wishes to announce that the Company has successfully lodged the preliminary prospectus (the "Preliminary Prospectus") relating to the proposed preferential offering of units in Ascott Residence Trust (the "Preferential Offering") with the Monetary Authority of Singapore (the "MAS") today.

The Preliminary Prospectus is now available on the website of the MAS (see http://masnet.mas.gov.sg/opera/sdrprosp.nsf). Shareholders of the Company should note that the Company has not yet launched the proposed Preferential Offering.

In connection with the proposed Preferential Offering, the Company had on 20 January 2006 despatched a circular containing a notice of an Extraordinary General Meeting ("EGM") to be held on 13 February 2006 at 168 Robinson Road, Capital Tower, STI Auditorium, Level 9, Singapore 068912 at 11.30 a.m. to obtain Shareholders' approval for the following:-

(a) the proposed Sale of Properties to ART;

(b) the proposed Preferential Offering;

(c) the proposed Capital Reduction; and

(d) the proposed modification to The Ascott Share Plans.

As mentioned in our announcement on 20 January 2006, CapitaLand Limited, a controlling Shareholder of the Company, has given an irrevocable undertaking to vote in favour of the proposed resolutions at the EGM.

If and upon the receipt of the Shareholders' approval at the aforesaid EGM, Shareholders will be notified of the books closure date for the proposed Preferential Offering. After the books closure date, the Company will register the final Prospectus with the MAS in order to launch the proposed Preferential Offering at the appropriate time.

The Company will make further announcements on the books closure date as well as the date of the launch of the proposed Preferential Offering in due course.

By Order of the Board

Hazel Chew/ Doreen Nah
Joint Company Secretaries
6 February 2006

IMPORTANT NOTICE

The Information contained in this Announcement does not constitute an offer or invitation to sell or the solicitation of an offer or invitation to purchase or subscribe for units in ART ("Units") in Singapore or any other jurisdiction nor should it or any part of it form the basis of, or be relied upon in any connection with, any contract or commitment whatsoever.

The information in this Announcement is qualified in its entirety by, and is subject to, the more detailed information to be set out in the final prospectus ("Prospectus") to be registered by the Monetary Authority of Singapore (the "Authority"). The information presented in this Announcement is subject to change. After registration of the prospectus by the Authority, copies of the Prospectus relating to the Preferential Offering may be obtained, subject to availability, from J.P Morgan (S.E.A.) Limited and, where applicable, from members of the Association of Banks in Singapore, members of the SGX-ST and merchant banks in Singapore. The Prospectus is expected to be available in or around March 2006. Anyone wishing to purchase the Units should read the Prospectus before deciding whether to purchase the Units and will need to make an application in the manner set out in the Prospectus.

The value of the Units and the income derived from them may fall as well as rise. Units are not obligations or, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in the Units will be subject to investment risks, including the possible loss of the principal amount invested. Investors will have no right to request that the Manager redeem or purchase the Units while the Units are listed. It is intended that holders or units ("Unitholders") may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

This Announcement is not an offer of securities in the United States. The Units will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and, subject to certain exceptions, may not be offered or sold within the United States, Japan or Canada or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the Securities Act ("Regulation S"). The Units may be offered and sold outside the United States to non-U.S. persons in reliance on Regulation S. A potential investor should read the Prospectus before deciding whether to purchase the Units. Any decision to purchase the Units should be made solely on the basis of information contained in the Prospectus and no reliance should be placed on any information other than that contained in the Prospectus.

This Announcement may contain forward-looking statements that involve risks and uncertainties. Any actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Under no circumstances should the inclusion of such information herein be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions by the Manager, the Trustee or the Company or any other person or that these results will be achieved or are likely to be achieved. Potential investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Company's current view of future events.

The forecasted yields are presented on an annualised basis and are calculated based on the Preferential Offering Sale Price per Unit. The assumptions underlying the forecasted yields will be described in detail in the Prospectus. Potential investors are advised to read the Prospectus carefully. Such yields will vary accordingly for investors who purchase Units in the secondary market price higher or lower than the Preferential Offering Sale Price per Unit specified in the Prospectus. The forecast financial performance of ART is not guaranteed and there is no certainty that it can be achieved. Potential investors should read the whole of the Prospectus for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of ART.

As of the date of this Announcement, ART is not listed on the SGX-ST. When ART is listed, an investment in ART will involve risks, including without limitation, risks relating to the Properties, risks relating to ART's operations and risks relating to investing in real estate. Readers of this Announcement as well as all prospective investors in the Units should read the Prospectus when it is available before taking any action in respect of the Units or deciding whether to purchase the Units on the secondary market.

Neither this Announcement, nor any copy or portion of it, may be sent, taken, transmitted or distributed, directly or indirectly, in or into the United States, Japan or Canada, or to any U.S. person (as such term is defined in Regulation S). It is not an offer of securities for sale into the United States. The Units may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons unless they are registered or exempt from

registration. The Units will not be registered under the Securities Act or the securities laws of any state of the United States. There will be no public offer of securities in the United States.

This document, and any part of it, is not to be distributed, circulated or published outside of Singapore and in particular, but without limitation, must not be published in any United States edition of any publication.

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	07-Feb-2006 18:33:02
Announcement No.	00082

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Raffles Holdings Limited – "Report of persons occupying managerial positions who are related to a director, CEO or substantial shareholder"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	RHL_07Feb2006.pdf Total size = **56K** (2048K size limit recommended)

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Report of Persons Occupying Managerial Positions Who Are Related To A Director, CEO or Substantial Shareholder

* Asterisks denote mandatory information

Name of Announcer *	RAFFLES HOLDINGS LIMITED
Company Registration No.	199506093G
Announcement submitted on behalf of	RAFFLES HOLDINGS LIMITED
Announcement is submitted with respect to *	RAFFLES HOLDINGS LIMITED
Announcement is submitted by *	Ng Lai Leng
Designation *	Company Secretary
Date & Time of Broadcast	07-Feb-2006 18:12:45
Announcement No.	00075

>> Announcement Details

The details of the announcement start here ...

For the Financial Year Ended *	31-12-2005

Footnotes

Pursuant to Rule 704(11) of the Listing Manual, Raffles Holdings Limited (the "Company") wishes to inform that none of the personnel occupying managerial postion in the Company or any of its principal subsidiaries is a relative of a director, chief executive officer or substantial shareholder of the Company.

By Order of the Board
Raffles Holdings Limited

Ng Lai Leng
Company Secretary
7 February 2006

Attachments:

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CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CARAT PTE. LTD.

CapitaLand Limited wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:

Name	:	Carat Pte. Ltd.
Principal Activity	:	Investment Holding
Share Capital	:	S$1 comprising 1 ordinary share

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
8 February 2006

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Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	08-Feb-2006 18:26:11
Announcement No.	00085

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited – "Payment of management fee by way of issue of units in CapitaMall Trust"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMTMLannc_IssueMgrUnits_8Feb2006.pdf Total size = **57K** (2048K size limit recommended)

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CapitaMall
Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

PAYMENT OF MANAGEMENT FEE BY WAY OF ISSUE OF UNITS IN CAPITAMALL TRUST

CapitaMall Trust Management Limited (the "Company"), the manager of CapitaMall Trust ("CMT"), wishes to announce that 871,247 units in CapitaMall Trust ("Units") have been issued to the Company today. Of these 871,247 Units, 504,690 Units were issued at an issue price of S$1.6567 per Unit and 366,557 Units were issued at an issue price of S$2.2090 per Unit.

These Units were issued to the Company as payment of the Performance Component (as defined in the trust deed constituting CMT (as amended) (the "Trust Deed")) of the Management Fee (as defined in the Trust Deed) for the period from 1 October 2005 to 31 December 2005 (both dates inclusive) in relation to (i) Tampines Mall, Junction 8 Shopping Centre, Funan DigitaLife Mall, Plaza Singapura, Hougang Plaza, Sembawang Shopping Centre; and (ii) Jurong Entertainment Centre and Bugis Junction which have been recently acquired by CMT. Pursuant to the Trust Deed, the Manager has elected to receive the Performance Component of the Management Fee in relation to Jurong Entertainment Centre and Bugis Junction in Units.

This manner of payment of the Performance Component of the Company's Management Fees in Units was disclosed in (i) the CMT prospectus dated 28 June 2002 issued in connection with the initial public offering of Units, (ii) the CMT circular dated 13 May 2003 issued in connection with the acquisition of IMM Building; and (iii) the CMT circular dated 21 June 2004 issued in connection with the acquisition of Plaza Singapura.

With the above-mentioned issue of Units, the Company holds an aggregate of 3,969,705 Units and the total number of Units in issue in CMT is 1,380,569,714 Units.

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
8 February 2006

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CapitaMall Trust Management Limited (as the manager of CapitaMall Trust) (the "**Manager**") or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CapitaMall Trust may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CapitaMall Trust is not necessarily indicative of the future performance of CapitaMall Trust.



CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CHANGE OF INTEREST IN RC HOTELS (PTE) LTD

CapitaLand Limited ("CapitaLand") wishes to announce that its associated company, RC Hotels (Pte) Ltd ("RC Hotels"), has increased its share capital to 21,203,849 ordinary shares by an allotment of 11,203,849 ordinary shares to Raffles International Limited, a party unrelated to CapitaLand, arising from the conversion of floating rate convertible bonds.

CapitaLand's interest in RC Hotels is held through its wholly-owned subsidiary, CapitaLand Corporate Investments Pte Ltd. Following the aforesaid allotment, CapitaLand's indirect interest in RC Hotels has reduced from 34.63% to 16.33%. Accordingly, RC Hotels has ceased to be an associated company of CapitaLand.

The above is not expected to have any material impact on the net tangible assets or earnings per share of CapitaLand Group for the financial year ending 31 December 2006.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
9 February 2006

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	06-Feb-2006 13:00:42
Announcement No.	00020

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcements by CapitaLand Limited's subsidiary, Australand – "(1) Appendix 4E - Preliminary Final Report for the year ended 31 December 2005; and (2) Australand achieves 9th consecutive record profit"
Description	CapitaLand Limited's subsidiary, Australand, has today issued announcements on the above matters. For details, please refer to the announcements posted by Australand on the SGX website www.sgx.com.sg.
Attachments:	Total size = **0** (2048K size limit recommended)

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Australand

Australand is a stapled entity that comprises Australand Holdings Limited (ABN 12 008 443 696), Australand Property Trust (ARSN 106 680 424), Australand Property Trust No.4 (ARSN 108 254 413) and Australand Property Trust No.5 (ARSN 108 254 771)

Appendix 4E

Preliminary Final Report for the year ended 31 December 2005

AUSTRALAND COMPRISES AUSTRALAND HOLDINGS LIMITED, AUSTRALAND PROPERTY TRUST, AUSTRALAND PROPERTY TRUST NO.4 AND AUSTRALAND PROPERTY TRUST NO.5.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

		Consolidated 2005	2004
		$'000	$'000
Revenue from continuing operations	**Up 36% to**	**1,533,138**	1,124,361
Net profit attributable to stapled security holders	**Up 78% to**	**201,002**	113,133

Distributions / Dividends 2005	**Total Distributions / Dividends**	**Distribution per unit**	**Dividend per share**	**Franked amount per share**
March quarter – paid	**4.0 cents**	1.8 cents	2.2 cents	2.2 cents
June quarter – paid	**4.0 cents**	1.7 cents	2.3 cents	2.3 cents
September quarter – paid	**4.0 cents**	1.6 cents	2.4 cents	2.4 cents
December quarter – payable 8 February 2006	**4.5 cents**	2.0 cents	2.5 cents	2.5 cents
Total	**16.5 cents**	7.1 cents	9.4 cents	9.4 cents

Record date for determining entitlements to the distribution / dividend	5.00pm, 31 December 2005

Explanation of results

Please refer to the attached commentary for an explanation of the results.

REVIEW OF OPERATIONS

	2005	2004	% change
Gross revenue, excluding joint ventures ($m)	**1,533.1**	1,124.4	+ 36%
Net profit attributable to stapled security holders	**201.0**	113.1	+ 78%
Earnings per stapled security[1]	**23.3 cents[1]**	14.6 cents[2]	+ 60%
Distribution / Dividend per stapled security[1]	**16.5 cents[3]**	16.5 cents	-
Total shareholder return[4]	**23.5%[3]**	22.7%	+ 4%
Return on shareholders' funds[5]	**17.2%**	10.3%	+ 67%
Gearing Ratios:			
Total liabilities to tangible assets[6]	**51.2%**	55.4%	- 8%
Interest bearing debt to tangible assets[6]	**39.7%**	46.6%	- 15%
Net tangible asset backing per stapled security	**$1.41**	$1.35	+ 4%

1 EPS and DPS calculation for 2005 includes all interests of the stapled security holders in the Australand Group. This includes APT4 and APT5 from date of stapling which technically is treated as minority interest pursuant to accounting standards
2 2004 EPS prior to Goodwill write off was 18.8 cents
3 Excludes special dividend of 1.0 cent per share and capital distribution of 20.2 cents per unit relating to the merger with APT4 and APT5.
4 (Closing security price - opening security price) + distributions per security ÷ opening security price
5 Net profit after tax ÷ Total stapled group equity interest (weighted average)
6 Net of cash

GROUP OVERVIEW

Australand generated a net profit after tax and minority interests of $201.0 million, up 78% on the corresponding period last year, including an unrealised net gain from fair value adjustments of investment property of $53.7 million.

The introduction of Australian equivalents to International Financial Reporting Standards (AIFRS) has added significant volatility to reported results and accounts for the majority of the 78% profit increase. This is the first year that Australand has reported its results under AIFRS and a detailed explanation of the transition is provided in the attached Note 13. The most significant impacts of the transition to AIFRS have come from the following changes in accounting policies.

- Revenue and profits on the development of residential property (housing and apartments) are now only recognised on settlement of the sale of the property, rather than progressively on a percentage of completion basis as under the previous Australian Accounting Standards (AAS).
- Revenue and profits on the development of commercial and industrial properties for Australand's Wholesale Property Trusts and other third party institutional investors were previously recognised on a percentage of completion basis under AAS. As Australand had provided yield guarantees to the investors in those trusts, revenue and profit have now been recognised when the yield guarantee falls away on completion of the final property in the respective trust.
- Investment properties that are developed internally are now required to be carried at cost during development and are only revalued to fair market value on the property reaching practical completion. This revaluation increment/decrement is now recognised through the consolidated income statement.
- Investment properties are now carried at fair market value with increments/decrements recognised through the consolidated income statement. All investment properties are required to be revalued each year.

- Goodwill is now subject to a more stringent and specific impairment test, requiring allocations of specific cash-generating units and the use of discounted cash flows.

In accordance with AASB1: *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*, all prior year figures have been restated under AIFRS to enable a like for like comparison. This included the write off of $32.9 million of goodwill at the end of 2004 which has been included in the restated 2004 comparatives.

The 2005 result reflects the continuing strategy of growing the investment property portfolio and having a diversified property development business. The investment property division, comprising 49 investment properties with a value of $1.3 billion, contributed $128.7 million to the group result, while 99 development projects contributed $167.2 million of development profit before tax.

Substantial contributions from the Perth and Melbourne residential markets, together with stronger Melbourne and Brisbane commercial and industrial results, offset the weaker conditions in the Sydney and South East Queensland residential markets.

The following major financial transactions occurred in 2005:

- In October, the merger with Australand Property Trust No.4 and Australand Property Trust No.5 was completed, adding approximately $400 million of investment properties.

- Hybrid equity of $275.0 million was raised through the issue of Australand Subordinated Step-up Exchangeable Trust Securities (ASSETS) - $178.8 million was received from the first instalment in September, with the final instalment of $96.2 million due on 31 March 2006.

- In December, Australand took the opportunity to purchase two investment properties and two residential developments, which has led to a gearing ratio (total liabilities to tangible assets) of 51.2% at year end. The final instalment of the ASSETS hybrid equity will see gearing reduce in the coming months.

DIVISIONAL OVERVIEW

Residential

The Residential Division generated revenue of $947.7 million, 15.3% higher than for the corresponding period in 2004, generated from the sale of 1,090 wholly owned lots, 1,045 dwellings and 461 apartments. The operating profit before tax of $135.5 million was 2.9% higher than the prior year.

During 2005 the Australian residential property market continued to evolve into distinct segments each with their own characteristic.

The Sydney residential property market remained weak even though rental vacancy rates continued to fall and rents generally increased. Land sales remained soft whilst demand for medium density housing was inconsistent with strong demand in some localised market segments, whilst other segments showed no uplift in sales or enquiry. Demand for apartments was weak throughout most of 2005, however in the second half of the year, sales in the sub $600,000 range did improve.

Melbourne experienced improved market conditions in the second half of 2005. Land sales increased, as did prices, especially in Melbourne's South-East and medium density sales were solid across all markets. Owner-occupier apartments continue to sell albeit at a slower rate than previously experienced. The first stage of the Freshwater apartment project was completed during the year and 232 apartments with a value of $137.8 million was settled during the December quarter. Additional Freshwater pre-sales with an aggregate value of approximately $110 million are expected to settle during the June 2006 half-year. Melbourne's stable economy and employment growth, albeit slightly slower than in the past, is likely to underpin another solid contribution from this Business Unit.

South-East Queensland's residential property market continued to weaken especially in the December quarter as affordability became an issue. The median house price in this market is now becoming comparable to Melbourne's. All segments of the South-East Queensland market performed below expectation and it is expected that soft market conditions will prevail throughout 2006.

Demand in the Perth residential property market continues to strengthen with prices rising consistently throughout 2005, resulting in significant improvements in revenue and profit from the Perth Business Unit. Strong employment and population growth as a result of the resources boom is expected to continue and the Perth Residential Business Unit should deliver good results in 2006, albeit lower than the 2005 result, because of a lower number of projects under development.

During the year, $107 million was allocated to restocking to supplement existing projects which have trading lives ranging from 2006 to 2014. Properties were acquired in all four capital cities in which Australand's Residential Division operates.

The future lot and dwelling yields, as well as potential gross revenue that may be brought to account from 1 January 2006 onwards from land holdings and development sites that are owned and/or managed by the Residential Division, can be summarised as follows:

- Wholly owned South East Queensland projects are expected to generate 488 vacant land sales, 847 houses and 234 apartments with a completed value of approximately $760 million over the next 4 to 5 years. Projects held by joint ventures are expected to generate profit from 87 land sales and 440 dwellings with a completed value of approximately $390 million over the next 5 years.

- Wholly owned NSW projects are expected to generate 1,117 houses and 270 apartments with a completed value of approximately $945 million over the next 6 years. Projects held by joint ventures are expected to generate profit from the sale of 1,466 lots, 574 houses and 1,396 apartments with a completed value of approximately $1.7 billion over the next 5 to 7 years. Australand is also expected to earn project management fees and minority profit shares from the development of 1,200 lots in the Greenway Park (south-west Sydney) and Second Ponds Creek (north-west Sydney) projects.

- Wholly owned Melbourne projects are expected to generate profit from the sale of 450 lots, 1,270 houses and 99 apartments with a completed value of approximately $625 million over the next 4 to 5 years. Projects held by joint ventures are expected generate profit from the sale of 3,500 lots, 525 houses and 220 apartments with a completed value of approximately $1.1 billion over the next 5 to 6 years.

- Wholly owned Perth projects are expected to yield 1,200 lots and 649 dwellings with a completed value of approximately $580 million over the next 3 to 5 years. A joint venture project is expected to generate profit from the sale of 280 lots with a completed value of approximately $117 million over the next 3 years.

Commercial & Industrial

The Commercial & Industrial Division generated a pre-tax operational profit of $31.7 million (2004: $17.8 million) from revenues including joint ventures of $663.8 million (2004: $276.4m). A material item in this result was the recognition of revenue upon completion of the Freshwater Commercial Tower in June 2005, which as a result of AIFRS, resulted in the recognition of $265 million of revenue in the current year. The division's improved performance was generated from 26 pre-committed commercial & industrial projects and land sales revenues from 6 industrial estates located in Brisbane, Sydney and Melbourne. While there was increased pressure on yields and development margins because of the slow growth in rents, industrial land prices continued to increase and subdivision land sales with a total area of 32 hectares were achieved.

Operational highlights for the full year include:

- The construction of 24 industrial and 2 commercial offices totalling 258,900sqm.

- Completion of 10 industrial projects valued at $163 million which were retained by the Group. New pre-committed projects valued at in excess of $150 million to be completed during 2006 may also be retained, dependent on the short term capital management strategies that are implemented by the Group.

- The negotiation of pre-commitments with an aggregate value of $65 million during the December 2005 half year in respect of properties that will be owned by third party investors and owner-occupiers.

- The completion in June 2005 of the Freshwater Commercial Tower at Southbank. This $270 million project is expected to be 100% leased by June 2006, and is now 50% owned by Australand, following the merger with Australand Property Trust No.4.

The following table compares the Division's 2004 and 2005 activity and the increase in its committed forward workloads:

	2005	2004
Construction work completed during year	258,900 sqm	175,700 sqm
Pre-committed forward workload at year end	211,060 sqm	153,589 sqm

Investment Property

The Investment Property Division generated a net profit before tax of $128.7 million including recurrent investment property income of $75.4 million and an unrealised net gain from fair value adjustments of the investment property portfolio of $57.5 million.

During 2005, investment property assets held by Australand grew from approximately $0.6 billion to $1.3 billion, a 124% increase, due to:

- the merger with Australand Property Trust No. 4 and Australand Property Trust No. 5 in October 2005, adding 13 properties with a market value of approximately $400 million;
- external acquisitions, including the purchase of a 50% interest in Civic Tower, Goulburn Street, Sydney and the Tower Building, 80 Alfred Street, Milsons Point, for an aggregate outlay of $108 million, in December 2005;
- 10 new industrial projects, with a total market value of approximately $177 million (including expansion space worth $14 million), were completed by the Commercial and Industrial Division and are now fully income producing; and
- unrealised net gain from fair value adjustments on Australand's existing portfolio, prior to the merger with Australand Property Trust No.4 and Australand Property Trust No.5 totalling $57.5 million (before Rhodes Building C adjustment).

Details of the new income producing properties, other than those held by Australand Property Trust No.4 and Australand Property Trust No.5, are summarised in the following table:

Address	Classification	Major Tenants	Net Lettable Area (in sq. metres)	Lease Term (Years)	Value ($m)
50%-Goulburn St. Sydney	CBD Office	PBL & Govt.	23,189	10	58
Alfred St. Milsons Point	Office	Tower Life	10,299	7	50
Greystanes	Industrial	Inchcape & Danks	22,300	10 & 3	32
Greystanes	Industrial	CPI Ltd	19,218	10	26
Douglas St., Port Melb.	Industrial	Toll	18,541	12	19
Thackray Rd Port Melb.	Industrial	Harcourt Education	9,027	10	15
Sth. Park Dve. Dandenong	Industrial	AAA Trading	22,054	10	14
West Pk. Dve. Derrimut	Industrial	Denso	20,337	7	13
Freshwater Pl. Southbank	Public Car Park	Various	275 spaces	15	13
Viola Pl. Brisbane Airport	Industrial	Repco	14,726	10	12
Butler Bvd. Adel'de Airport	Industrial	Cheap as Chips	16,800	10	10
Sth. Park Dve. Dandenong	Industrial	TNT Logistics	10,425	5	9
				Total	**271**

Australand's investment property portfolio now comprises 49 properties, with a weighting of 50% office and car park and 50% industrial. These properties contain in excess of 800,000 m^2 of lettable area. The portfolio has an occupancy rate of 99%, an average passing income yield of 7.8% and a weighted average lease expiry of 7.8 years as at 31 December 2005 (weighted by base rent). Major tenants include PriceWaterhouseCoopers, Coles Myer, Commonwealth Government of Australia, Nestle Australia Limited, State Government of New South Wales, LG Electronics, Toll and Cadbury Schweppes.

Completion of additional committed projects, together with future acquisitions and pre-leased projects from the Commercial and Industrial development pipeline, will see the portfolio continue to grow during 2006.

The outlook for the investment property portfolio is good with stable rent growth, minimal short term lease expiry, strong tenants, sound industrial leasing conditions and improving commercial office space demand.

OUTLOOK

2006 is expected to be a further year of consolidation for Australand.

The rate of employment growth in Brisbane, Sydney and Melbourne weakened during the December quarter of 2005 and is not expected to increase in the short term in any capital city other than Perth or in any sector other than resources. This is going to limit increases in aggregate demand for new dwellings in most mainstream residential market segments, other than Perth.

It is anticipated that demand for new purpose-built industrial properties will remain at or about current levels in Sydney and Melbourne, but may be constrained by the sharp increases in the price of Brisbane industrial land that occurred during 2005. Fortunately, the Commercial and Industrial division's stronger deal pipeline should deliver higher development profits during 2006 which should help to offset any reduction in profits from residential property development.

With 49 properties in the investment property portfolio, 3 properties under construction and more in the pipeline, income from this division will also help underpin the 2006 result.

On balance therefore, we expect profits to be sufficient to enable distributions per stapled security to be maintained at the current level of 16.5 cents.

Consolidated Income Statement

For the Year Ended 31 December 2005

	Notes	Consolidated 2005 $'000	2004 $'000
Revenue	5	**1,533,138**	1,124,361
Cost of properties sold		**(1,201,537)**	(811,246)
Development profit recognised through valuation of properties transferred to Australand Property Trusts		**11,280**	-
Share of net profits of joint ventures accounted for using the equity method		**40,129**	26,034
Investment property expenses		**(9,173)**	(8,046)
Employee expenses		**(92,532)**	(88,654)
Depreciation		**(2,735)**	(5,143)
Finance cost – net		**(44,448)**	(26,512)
Other expenses		**(50,853)**	(24,012)
Write off goodwill		**-**	(32,874)
Net gains from fair value adjustments on investment property		**53,709**	-
Profit before income tax		**236,978**	153,908
Income tax expense	7	**(30,852)**	(38,153)
Net profit		**206,126**	115,755
Net Profit attributable to other shareholders of development projects		**(1,068)**	(2,622)
Net Profit attributable to ASSETS hybrid equity holders		**(4,056)**	-
Profit attributable to stapled security holders of Australand		**201,002**	113,133
Attributable to:			
Equity holders of AHL and APT		**190,916**	113,133
Equity holders of other stapled entities (minority interest):			
- Australand Property Trust No.4 (APT4)		**7,281**	-
- Australand Property Trust No.5 (APT5)		**2,805**	-
Profit attributable to stapled security holders of Australand		**201,002**	**113,133**
Basic earnings per stapled security	2	**23.3 cents**	14.6 cents
Diluted earnings per stapled security	2	**23.1 cents**	14.5 cents
Basic earnings per share – Parent Entity	2	**9.3 cents**	6.8 cents
Diluted earnings per share – Parent Entity	2	**9.2 cents**	6.7 cents

The above consolidated income statement should be read in conjunction with the accompanying notes.

Consolidated Balance Sheet

As at 31 December 2005

	Notes	Consolidated 2005 $'000	Consolidated 2004 $'000
Current Assets			
Cash and cash equivalents		17,640	7,786
Receivables		299,830	275,309
Inventories		484,964	992,752
Other		6,036	7,309
Total Current Assets		808,470	1,283,156
Non-Current Assets			
Inventories		707,949	512,246
Investments accounted for using the equity method		199,148	138,413
Other financial assets		-	12,715
Investment properties		1,318,605	567,582
Property, plant and equipment		38,796	39,253
Deferred tax assets		8,297	14,798
Total Non-Current Assets		2,272,795	1,285,007
Total Assets		3,081,265	2,568,163
Current Liabilities			
Payables		138,074	138,416
Interest bearing liabilities		335,482	444,068
Derivative financial instruments		4,193	-
Current tax liabilities		27,116	21,293
Provisions		68,817	46,958
Land vendor liabilities		46,785	10,016
Total Current Liabilities		620,467	660,751
Non-Current Liabilities			
Interest bearing liabilities		898,000	758,005
Provisions		8,481	1,707
Land vendor liabilities		57,826	5,573
Total Non-Current Liabilities		964,307	765,285
Total Liabilities		1,584,774	1,426,036
Net Assets		1,496,491	1,142,127
Equity			
Equity holders of AHL and APT			
Contributed equity		899,878	1,037,321
Reserves		(2,364)	-
Retained profits		144,558	98,077
		1,042,072	1,135,398
Equity holders of APT4 and APT5 (minority interest)		185,761	-
Stapled Security Holders interest in the Australand group	4	1,227,833	1,135,398
ASSETS hybrid equity and minority interest in development projects	9	268,658	6,729
Total Equity		1,496,491	1,142,127

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated Statement of Changes in Equity

For the Year Ended 31 December 2005

	Consolidated	
	2005 $'000	2004 $'000
Total equity at the beginning of the financial year	**1,142,127**	915,397
Profit for the financial year	**201,002**	113,133
Cash flow hedges, net of tax	**(3,993)**	-
Net expense recorded directly in equity	**(3,993)**	-
Total profit for the year and net expenses recorded directly in equity	**197,009**	113,133
Pre acquisition reserves - APT5	**992**	-
Capital Redemption Reserve	**(10,601)**	-
Employee share options	**2,807**	-
	(6,802)	-
Transactions with equity holders:		
Contributions of equity, net of transaction costs	**54,846**	242,987
Dividends provided for or paid (note 3)	**(152,618)**	(132,012)
Capital distribution / dividend to stapled security holders in respect of the stapling of APT4 and APT5	**(184,641)**	-
Capital distribution / dividend compulsorily applied to staple APT4 and APT5 with the Australand group	**184,641**	-
ASSETS hybrid equity and minority interest in developer projects	**261,929**	2,622
	164,157	113,597
Total equity at the end of the financial year	**1,496,491**	1,142,127
Total profit for the year and net expenses recorded directly in equity is attributable to:		
Equity holders of AHL and APT	**186,923**	113,133
Equity holders of other stapled entities (minority interest):		
- Australand Property Trust No.4 (APT4)	**7,281**	-
- Australand Property Trust No.5 (APT5)	**2,805**	-
	197,009	113,133

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated Cash Flow Statement

For the Year Ended 31 December 2005

	Consolidated	
	2005 $'000	2004 $'000
Cash Flows from Operating Activities		
Receipts from customers (inclusive of goods and services tax)	**1,696,423**	1,179,555
Payments to suppliers and employees (inclusive of goods and services tax)	**(1,462,700)**	(1,101,617)
Interest received	**7,911**	8,867
Dividends and trust distributions received	**826**	3,016
Interest paid	**(73,587)**	(76,475)
Income tax paid	**(18,527)**	(72,082)
Net cash flows provided by / (used in) operating activities	**150,346**	(58,736)
Cash Flows from Investing Activities		
Proceeds from sale of investments	**-**	18,190
Payments for purchase of joint venture equity investments (net of distributions)	**(20,542)**	(24,106)
Payments for stapling of APT4 and APT5	**(187,636)**	(96,986)
Payments for purchase of unlisted property trust units	**-**	(5,715)
Proceeds from sale of investment property	**14,400**	10,365
Payments for acquisition of investment property under construction	**-**	(6,779)
Payments for acquisition and improvement to investment properties	**(305,726)**	(1,907)
Proceeds from sale of plant and equipment	**-**	8
Payments for plant and equipment	**(2,268)**	(3,400)
Net cash flows (used in) investing activities	**(501,772)**	(110,330)
Cash Flows from Financing Activities		
Proceeds from borrowings	**1,291,056**	758,005
Repayment of borrowings	**(1,019,766)**	(740,511)
Dividends and trust distributions paid	**(106,277)**	(63,670)
Cash acquired on stapling of APT4 and APT5	**10,161**	4,717
Contributions from ASSETS raising	**174,894**	-
Proceeds from issue of units/shares (net of equity raising costs)	**11,212**	187,744
Net cash flows provided by financing activities	**361,280**	146,285
Net increase / decrease in cash held	**9,854**	(22,781)
Cash at the beginning of financial year	**7,786**	30,567
Cash at the end of financial year	**17,640**	7,786

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

Notes to the Appendix 4E

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the Appendix 4E are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The Appendix 4E includes financial statements for the consolidated entity consisting of Australand Holdings Limited and its subsidiaries as defined in Note 1(b).

(a) BASIS OF PREPARATION

This report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001.*

Compliance with IFRS
Australian Accounting Standards include AIFRS. Compliance with AIFRS ensures that the consolidated financial statements and notes of Australand comply with International Financial Reporting Standards (IFRS).

Application of AASB 1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards
These financial statements are the first Australand financial statements to be prepared in accordance with AIFRS. AASB 1: *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of Australand until 31 December 2004 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing Australand's 2005 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures in respect of 2005 were restated to reflect these adjustments. Australand has taken the exemption available under AASB 1 to only apply AASB 132 and AASB 139 from 1 January 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on Australand's equity and its net income are given in note 13.

Early adoption of standard
Australand has elected to apply AASB 119: *Employee Benefits* (issued in December 2004) to the annual reporting period beginning 1 January 2005. This includes applying AASB 119 to the comparatives in accordance with AASB 108: *Accounting Policies, Changes in Accounting Estimates and Errors.*

Historical cost convention
These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, certain classes of property, plant and equipment and investment property.

Critical accounting estimates
The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying Australand's accounting policies.

(b) PRINCIPLES OF CONSOLIDATION

(i) Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries and controlled entities of Australand Holdings Limited, including Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 as at 31 December 2005 and the results of all subsidiaries and controlled entities for the year then ended. Australand and its subsidiaries and controlled entities are referred to in this financial report as the Group or the consolidated entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

(ii) Associated entities and partnerships

Investments in associated entities and partnerships are accounted for in the consolidated financial statements using the equity method. Under this method, Australand's share of the profits or losses of associates and partnerships is recognised in the consolidated statement of financial performance, and its share of movements in reserves is recognised in consolidated reserves. Associates are those entities over which the Group exercises significant influence, or joint control, but not control.

Unrealised gains/(losses) resulting from transactions with associates are eliminated to the extent of the Group's interest.

(iii) Joint ventures

The interest in a joint venture entity is accounted for in the consolidated financial statements using the equity method and is carried at cost by the parent entity. Under the equity method, the share of the profits or losses of the partnership is recognised in the income statement, and the share of movements in reserves is recognised in reserves in the balance sheet.

Profits or losses on transactions establishing the joint venture entity and transactions with the joint venture are eliminated to the extent of the Group's ownership interest until such time as they are realised by the joint venture entity on consumption or sale, unless they relate to an unrealised loss that provides evidence of the impairment of an asset transferred.

(iv) Application of UIG 1013 Pre date of transition stapling arrangements and AASB 1002 Post date of transition stapling arrangements

For the purposes of UIG 1013 and AASB Interpretation 1002, Australand Holdings Limited ('AHL') has been identified as the Parent Entity in relation to the pre date of transition stapling with Australand Property Trust ('APT') and the post date of transition stapling with Australand Property Trust No. 4 ('APT4') and Australand Property Trust No. 5 ('APT5'). In accordance with UIG 1013 the results and equity of AHL and APT have been combined in the financial statements. In accordance with AASB 1002 however the results and equity, not directly owned by AHL, of APT4 and APT5 have been treated and disclosed as minority interest. Whilst the results and equity of APT4 and APT5 are disclosed as minority interest, the stapled security holders of AHL and APT are the same as the stapled security holders of APT4 and APT5.

(c) REVENUE RECOGNITION

Property Development and Land Sales
Revenue is recognised on property development projects on settlement. Revenue is recognised for land sales where there is a signed unconditional contract of sale.

Construction Contracting
Contract revenue and expenses are recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Where it is probable that a loss will arise from a construction contract, the excess of total costs over revenue is recognised as an expense immediately. Where the outcome of a contract cannot be reliably estimated, contract costs are recognised as an expense as incurred, and where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred.

Rental Income
Rental income from operating leases is recognised in income on a straight-line basis over the lease term. Rental income relating to straight lining is included as a component of the net gain from fair value adjustments on investment property. An asset is recognised to represent the portion of operating lease income in a reporting period relating to fixed increases in operating lease rentals in future periods. Such assets are recognised as a component of the carrying amount of investment properties in the balance sheet.

(d) INVESTMENT PROPERTIES

Investment properties comprise investment interests in land and buildings held for long term rental yields and not occupied by the Group. Investment properties are carried at fair value, representing open market value determined annually by external valuers, with 50% of properties valued in the first half of each year and the balance in the second half.

The carrying amount of investment properties recorded in the balance sheet includes components relating to lease incentives and assets relating to fixed increases in operating lease rentals in future periods. Changes in fair values are recorded in the income statement as part of other income.

Investment properties under development
Investment properties under development are valued at the lower of cost and recoverable amount. An independent valuation is undertaken at practical completion of each investment property in order to assess a property's completion value. Any resultant revaluation gain or loss made while the property is under development is shown separately on the consolidated income statement from fair value gains from existing investment properties held.

(e) PROPERTY, PLANT AND EQUIPMENT

Property occupied by Australand is carried at cost. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method. Net gains and losses on disposal of plant and equipment are brought to account in determining the results for the period. The expected useful lives of plant and equipment are two to five years (2004: two to five years). The expected useful life of property is forty years (2004: forty years).

(f) VALUATION OF INVENTORIES

Inventories comprising land, land and housing, integrated land and housing, medium density, highrise developments and commercial and industrial developments are carried at the lower of cost and net realisable value. Cost includes the cost of acquisition, development and borrowing costs incurred during development. When development is completed, borrowing costs are expensed as incurred.

(g) TRADE RECEIVABLES

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

(h) ACQUISITIONS OF ASSETS

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than fair value of net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds recoverable amount. Recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(i) INTANGIBLE ASSETS

Goodwill represents excess of cost of an acquisition over fair value of the Group's share of the net identifiable assets of the acquired entity at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested for impairment annually and is carried at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(j) TRADE AND OTHER CREDITORS

Trade and other creditors represent liabilities for goods and services provided prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(k) LAND VENDOR LIABILITIES

Where the consolidated entity enters into unconditional contracts with land vendors to purchase properties for future development that contain deferred payment terms, these liabilities are discounted to their present value at the consolidated entity's cost of capital. The discount rate used as at 31 December 2005 was 7.50% (2004: 7.50%).

(l) PROVISIONS

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

(m) LEASE INCENTIVES

Prospective lessees may be offered incentives as an inducement to enter into non-cancellable operating leases. These incentives may take various forms including, up front cash payments, rent free periods, or a contribution to certain lessee costs such as fit out or relocation costs. As these incentives are repaid out of future lease payments, they are recognised as an asset in the consolidated balance sheet as a component of the carrying amount of investment properties and amortised over the lease period.

(n) EMPLOYEE BENEFITS

(i) Wages, salaries and annual leave

Liabilities for employee entitlements to wages and salaries, annual leave and other current employee entitlements are accrued at non-discounted amounts calculated on the basis of future wage and salary rates including on-costs.

(ii) Long service leave

Liabilities for other employee entitlements which are not expected to be paid or settled within 12 months of balance date are accrued in respect of all employees at present values of future amounts expected to be paid, based on a projected weighted average increase in wage and salary rates. Expected future payments are discounted using interest rates on national government securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(iii) Superannuation

Contributions to the Australand Superannuation Plan are charged as an expense as the contributions are paid or become payable.

(iv) Share-based payments

Share-based compensation benefits are provided to employees via the Australand Share Option Plan and the Australand Securities Ownership Plan. The fair value of options granted is determined at grant date and recognised as an expense under AIFRS with a corresponding increase in equity over their vesting period. For share options granted before 7 November 2002 and/or vested before 1 January 2005 no expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

(o) BORROWINGS AND BORROWING COSTS

Borrowings are initially recognised at fair value including transaction costs incurred. Any difference between proceeds (net of transaction costs) and redemption is recognised in the income statement over the period of the borrowings using effective interest method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. Borrowing costs incurred for construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for intended use or sale. Other borrowing costs are expensed.

The capitalisation rate used to determine the amount of borrowing costs to capitalise is the weighted average interest rate applicable to the entity's outstanding borrowings during the year, in this case 6.6% (2004: 6.8%).

(p) DERIVATIVES

From 1 January 2004 to 31 December 2004
The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 January 2005. The Group has applied previous Australian GAAP (AGAAP) in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. Under previous AGAAP, transaction costs were excluded from the amounts disclosed in the financial statements. Under AIFRS such costs are included in the carrying amounts. At the date of transition to AASB 132 and AASB 139 the adjustment to carrying amounts for the Group was immaterial.

From 1 January 2005

Derivatives are initially recognised at fair value on date a derivative contract is entered into and are subsequently remeasured to fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, nature of the item being hedged. The Group designates certain derivatives as hedges of highly probable forecast transactions (cash flow hedges).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in cash flows of hedged items.

Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(q) TAXATION

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Australand Holdings Limited and its wholly-owned controlled entities have implemented the tax consolidation legislation as of 1 July 2003.

Australand Holdings Limited, and the controlled entities in the tax consolidation group continue to account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidation group continues to be a stand-alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, Australand Holdings Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from the unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

Australand Property Trusts

Under current income tax legislation, Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 are not liable for income tax, provided that the taxable income is fully distributed each year including any taxable capital gain derived from the sale of an asset.

(r) EARNINGS PER SECURITY

(i) Basic earnings per stapled security

Basic earnings per stapled security is determined by dividing the net profit after income tax attributable to Australand stapled security holders, excluding any costs of servicing equity other than ordinary securities, by the weighted average number of stapled securities outstanding during the year, adjusted for bonus elements in stapled securities, if any, issued during the year.

(ii) Diluted earnings per stapled security

Diluted earnings per stapled security adjusts the figures used in the determination of basic earnings per stapled security by taking into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary securities and the weighted average number of securities assumed to have been issued for no consideration in relation to the dilutive potential ordinary securities.

(iii) Basic earnings per share – parent entity

Basic earnings per share is determined by dividing the net profit after income tax attributable to Australand Holdings Limited, excluding any costs of servicing equity other than ordinary securities, by the weighted average number of stapled securities outstanding during the year, adjusted for bonus elements in shares, if any, issued during the year.

(iv) Diluted earnings per share – parent entity

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share by taking into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary securities and the weighted average number of securities assumed to have been issued for no consideration in relation to the dilutive potential ordinary securities.

(s) INTEREST INCOME

Interest income is recognised under the effective interest rate method.

(t) ROUNDING OFF OF AMOUNTS

Australand is of a kind referred to in Class Order 98/100 dated 10 July 1998 issued by the Australian Securities and Investments Commission, relating to the rounding off of amounts in the Financial Report. Amounts in the Financial Report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

2. EARNINGS PER STAPLED SECURITY

		Consolidated 2005	2004
i) Basic	- Ordinary earnings per stapled security	**23.34 cents**	14.63 cents
ii) Diluted	- Ordinary earnings per stapled security	**23.13 cents**	14.53 cents
iii) Basic	- Ordinary earnings per share – Parent Entity	**9.26 cents**	6.75 cents
iv) Diluted	- Ordinary earnings per share – Parent Entity	**9.18 cents**	6.70 cents

EARNINGS RECONCILIATION

Consolidated	**$'000**	$'000
i) Basic earnings per stapled security		
Net profit after tax	**201,002**	113,133
Earnings used in calculating basic earnings per security	**201,002**	113,133
ii) Diluted earnings per stapled security		
Net profit after tax	**201,002**	113,133
Earnings used in calculating diluted earnings per stapled security	**201,002**	113,133

The weighted average number of stapled securities on issue used in the calculation of basic ordinary earnings per stapled security was 861,314,508 stapled securities (2004: 773,386,258).

The weighted average number of stapled securities on issue used in the calculation of diluted ordinary earnings per securities was 868,895,902 stapled securities (2004: 778,592,625).

Parent Entity		
iii) Basic earnings per parent entity share		
Net profit after tax	**79,788**	52,180
Earnings used in calculating basic earnings per share	**79,788**	52,180
iv) Diluted earnings per parent entity share		
Net profit after tax	**79,788**	52,180
Earnings used in calculating diluted earnings per share	**79,788**	52,180

The weighted average number of shares on issue used in the calculation of basic ordinary earnings per share – parent entity was 861,314,508 shares (2004: 773,386,258 shares).

The weighted average number of shares on issue used in the calculation of diluted ordinary earnings per share – parent entity was 868,895,902 shares (2004: 778,592,625 shares).

3. DIVIDENDS / DISTRIBUTIONS

Dividends / distributions recognised in the current year by Australand Holdings Limited, Australand Property Trust, Australand Property Trust No.4 and Australand Property Trust No.5 are:

2005	Cents per Share/Unit	Total Amount $'000	Date of Payment	Tax Rate for Franking Credit %	Percentage Franked %
Ordinary shares					
Interim dividend	2.20 cents	**19,122**	04-05-05	30%	100%
Interim dividend	2.30 cents	**20,076**	03-08-05	30%	100%
Interim dividend	2.40 cents	**20,952**	04-11-05	30%	100%
Final dividend	2.50 cents	**21,823**	08-02-06	30%	100%
Total dividend	9.40 cents	**81,973**			
Units					
Interim distribution	1.80 cents	**15,645**	04-05-05		
Interim distribution	1.70 cents	**14,839**	03-08-05		
Interim distribution	1.60 cents	**13,967**	04-11-05		
Final distribution – APT	1.09 cents	**9,482**	08-02-06		
Final distribution – APT4	0.83 cents	**7,281**	08-02-06		
Final distribution – APT5	0.08 cents	**701**	08-02-06		
Total distribution	7.10 cents	**61,915**			
Special Dividend – Stapling of APT 4 & APT 5		**8,730**	14-10-05		

The Australand Distribution Reinvestment Plan ("**DRP**") is in operation for the final 2005 dividend / distribution. The Record Date to determine entitlements to the final 2005 dividend / distribution and the last date for the receipt of an election notice for participation in the DRP was 5.00pm, 31 December 2005. The final 2005 dividend / distribution of 4.5 cents per stapled security is payable on 8 February 2006. This comprises a 2.5 cent per share fully franked dividend from Australand Holdings Limited, a 1.086 cent per unit distribution from Australand Property Trust (tax deferred to 13%), a 0.834 cent per unit distribution from Australand Property Trust No.4 (tax deferred to 53%) and a 0.080 cent per unit distribution from Australand Property Trust No.5 (tax deferred to 93%).

2004	Cents per Share/Unit	Total Amount $'000	Date of Payment	Tax Rate for Franking Credit %	Percentage Franked %
Ordinary shares					
Interim dividend	2.60 cents	**18,248**	03-05-04	30%	100%
Interim dividend	1.97 cents	**16,214**	03-08-04	30%	100%
Interim dividend	2.40 cents	**19,818**	15-11-04	30%	100%
Final dividend	2.35 cents	**19,837**	02-02-05	30%	100%
Total dividend	9.32 cents	**74,117**			
Units					
Interim distribution	1.40 cents	**9,826**	03-05-04		
Interim distribution	2.03 cents	**16,708**	03-08-04		
Interim distribution	1.60 cents	**13,212**	15-11-04		
Final distribution	2.15 cents	**18,149**	02-02-05		
Total distribution	7.18 cents	**57,895**			

3. DIVIDENDS / DISTRIBUTIONS (continued)

	Consolidated	
	2005	**2004**
	$'000	**$'000**
Franking credits available for subsequent financial years based on a tax rate of 30% (2004: 30%)	**89,396**	139,071

Franking credits are available at the 30% corporate tax rate after allowing for tax payable in respect of the current period's profit, payment of proposed dividends/distributions and receipt of dividends receivable. The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends / distributions. The above amounts represent the balances of the franking accounts as at the end of the financial period, adjusted for:

(a) franking credits that will arise from the payment of the current tax liability;

(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date; and

(c) franking credits that may be prevented from being distributed in subsequent financial years.

4. EQUITY

	Note	Consolidated 2005 $'000	2004 $'000
Equity			
Capital and Reserves attributable to stapled security holders as:			
Equity holders of AHL and APT			
Contributed equity		**899,878**	1,037,321
Reserves	4(a)	**(2,364)**	-
Retained profits	4(b)	**144,558**	98,077
Parent interest		**1,042,072**	1,135,398
Equity holders of other stapled entities – APT4 and APT5 (minority interest)			
Contributed equity		**192,288**	-
Reserves	4(a)	**(10,543)**	-
Retained profits	4(b)	**4,016**	-
		185,761	-
Total stapled security holders interest		**1,227,833**	1,135,398
(a) Reserves			
Hedging reserve			
Hedging reserve – cash flow hedges – AHL and APT		**(4,051)**	-
Hedging reserve – cash flow hedges – APT4 and APT5		**58**	-
Total Hedging reserve – cash flow	i)	**(3,993)**	-
Share based payments reserve			
Share based payments reserve – AHL	ii)	**1,687**	-
Capital redemption reserve			
Capital redemption reserve – APT4 and APT5	iii)	**(10,601)**	-
Total reserves – stapled security holders		**(12,907)**	-

Movements in above stapled security holders reserves comprise :

(i) Hedging reserve – cash flow hedges

Hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in note 1(p). Amounts are recognised in profit and loss when associated hedged transaction affects profit and loss.

	2005 $'000	2004 $'000
Balance 1 January Adjustment on adoption of AASB 132 and AASB 139, net of tax	-	-
Revaluation – gross	(3,993)	-
Balance 31 December	(3,993)	-

(ii) Share-based payments reserve

The share-based payments reserve is used to recognise the fair value of securities issued

	2005 $'000	2004 $'000
Balance 1 January	-	-
Expense relating to share based payments	1,687	-
Balance 31 December	1,687	-

(iii) Capital Redemption Reserve

	2005 $'000	2004 $'000
Balance 1 January	-	-
Capital Reserve – stapling of APT4 and APT5	(10,601)	-
Closing Balance 31 December	(10,601)	-

4. EQUITY (continued)

	Consolidated 2005 $'000	Consolidated 2004 $'000
(b) Retained Profits		
Equity holders of AHL and APT		
- Retained profits	**144,558**	98,077
Other stapled entities		
- Australand Property Trust No.4	**918**	-
- Australand Property Trust No.5	**3,098**	-
	4,016	-
Total stapled security holders retained profits :	**148,574**	98,077
Retained profits comprises:		
Balance 1 January	**98,077**	116,956
Pre acquisition adjustment - Australand Property Trust No.5	**992**	-
Net profit attributable to the stapled security holders of Australand	**201,002**	113,133
Distributions / Dividends	**(152,618)**	(132,012)
Employee share options	**1,121**	-
Balance 31 December	**148,574**	98,077

5. REVENUE

	Consolidated 2005 $'000	Consolidated 2004 $'000
Sales revenue		
Property development sales	**1,421,504**	1,033,981
Rent from investment properties	**70,966**	45,362
	1,492,470	1,079,343
Other revenue		
Interest received or receivable from:		
- Trade debtors	**1,555**	984
- Other	**5,957**	7,864
Sundry income	**32,323**	35,414
Distributions from investments in unlisted trusts	**826**	756
Gain on sale of non current assets	**7**	-
	40,668	45,018
Revenue (excluding share of equity accounted net profits of associates and joint ventures)	**1,533,138**	1,124,361

6. EXPENSES

	Consolidated	
	2005	**2004**
	$'000	**$'000**
Profit before income tax expense includes the following expenses:		
Expenses		
Cost of property sold excluding recovery of capitalised borrowing cost	**1,138,308**	786,587
Capitalised borrowing cost recovered in cost of property sold	**63,229**	24,659
Total cost of properties sold	**1,201,537**	811,246
Depreciation of plant and equipment	**2,735**	5,143
Finance costs - net:		
Interest paid or payable to other parties	**67,682**	66,093
Finance charges relating to loan establishment and financing fees	**6,931**	12,537
	74,613	78,630
Less: Amount capitalised	**(30,165)**	(52,118)
Finance costs expensed	**44,448**	26,512
Net profit on disposal of investment property	**-**	4,013
Amounts set aside to provisions:		
- Employee entitlements	**9,978**	13,397
- Bad and doubtful debts	**-**	(182)
Total provisions	**9,978**	13,215
Superannuation expense	**7,273**	6,530
Operating lease rentals:		
- Premises	**3,325**	2,958
- Motor vehicles	**997**	815
- Office equipment	**17**	10
- Computer equipment	**1,065**	956
Total operating lease rentals	**5,404**	4,739

7. INCOME TAX EXPENSE

	Consolidated	
	2005 $'000	2004 $'000
Current tax	**35,112**	49,283
Deferred tax (i)	**(776)**	(9,268)
Under / (over) provided in prior years	**(3,484)**	(1,862)
Income tax expense from continuing operations	**30,852**	38,153
(i) Deferred income tax (revenue) / expense included in income tax expense comprises:		
Decrease / (increase) in deferred tax assets	**983**	(10,560)
(Decrease) / increase in deferred tax liabilities	**(207)**	1,292
	776	(9,268)
Numerical reconciliation of income tax expense to prima facie tax payable		
Profit from continuing operations before income tax expense	**236,978**	153,908
Tax at the Australian tax rate of 30% (2004 - 30%)	**71,093**	46,172
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:		
Share-based payments – employee options	**506**	-
Goodwill	**-**	9,862
APT non taxable profit	**(36,600)**	(17,391)
Sundry items	**458**	1,372
Under (over) provision in prior years	**(3,484)**	(1,862)
Prior year tax losses not recognised now recouped	**(1,121)**	-
Income tax expense	**30,852**	38,153

8. COMPARISON OF HALF YEAR PROFITS

	Consolidated	
	2005	2004
	$'000	$'000
Consolidated profit from ordinary activities after tax attributable to security holders reported for the first half year	**89,821**	49,804
Consolidated profit from ordinary activities after tax attributable to security holders reported for the second half year	**111,181**	63,329
Consolidated profit from ordinary activities after tax attributable to security holders	**201,002**	113,133

9. ASSETS HYBRID EQUITY AND MINORITY INTEREST IN DEVELOPMENT PROJECTS

	Consolidated	
	2005	2004
	$'000	$'000
Share capital	**268,658**	4,108
Retained profits	**-**	2,621
	268,658	6,729

10. CONTINGENCIES

Details and estimated maximum amounts of contingent liabilities (for which no amounts are recognised in the financial statements) are as follows:

(a) The stapled Group has given indemnities for land development contract performance in the form of bank guarantees and insurance bonds.

	2005	**2004**
	$'000	**$'000**
Bank guarantees outstanding	**57,210**	46,388
Insurance bonds outstanding	**26,560**	31,621
	83,770	78,009

(b) In the ordinary course of business, the Group provides rental guarantee arrangements to tenants and owners of various residential buildings, which the Group is developing or has completed. These arrangements require the Group to guarantee the rental income of these properties for certain periods of time. As at the date of this report, the Directors are of the opinion that based on the current lease commitments, together with the allowances made within the development budgets for these property developments adequate allowance has been made in the financial statements for these potential obligations.

(c) In the ordinary course of business, the Group becomes involved in litigation, some of which falls within the Group's insurance arrangements. Whilst the outcomes are uncertain, these contingent liabilities are not considered to be material to the Group. A claim has been made by 85 owners of certain interests in the Sovereign Australis Hotel on the Gold Coast seeking to avoid their obligations under various contracts for sale. The Group has been advised that it has strong prospects of successfully defending this claim.

10. CONTINGENCIES (continued)

(d) Due to the nature of the Group's development operations, which can involve complex financing structures and joint venture arrangements, the Australian Taxation Office ("ATO") periodically reviews and queries the taxation treatment of various transactions, which could result in additional tax being levied. The Group is confident that past taxation treatments are sound and in accordance with tax law, and where such ATO queries arise, the Group's position is vigorously defended. Based on independent tax advice, the Directors are satisfied that the current taxation provisions are adequate.

11. BUSINESS COMBINATION

(i) Stapling of Australand Property Trust No.4

During the financial year, the Group consolidated the results of Australand Property Trust No. 4. This was funded by Australand security holders via the compulsory application of a special dividend of 1 cent per share from Australand Holdings Limited and a return of 20.151 cents per unit from Australand Property Trust. The consolidated operating results of Australand Property Trust No. 4 have been included in the statement of financial performance from 1 October 2005.

	Consolidated 2005 $'000	Consolidated 2004 $'000
Cash outflows relating to the stapling:		
Special dividend and capital distribution in respect of the stapling of APT 4	128,614	-
Direct costs relating to the stapling	1,773	-
Total cash outflow	130,387	-
Fair value of net identifiable assets stapled	124,248	-
Capital redemption reserve	(6,139)	-
Stapling cash outflow		
Outflow of cash to staple the entity, net of cash acquired:		
Gross cash outflow	130,387	-
Less: Cash balance acquired	(5,459)	-
Net cash outflow	124,928	-

11. BUSINESS COMBINATION (continued)

Assets and liabilities stapled

The assets and liabilities arising from the stapling are as follows:

	Acquiree's carrying amount $'000	Fair value $'000
Cash	5,459	5,459
Trade receivables	1,878	1,878
Investment properties	265,400	267,173
Plant and equipment	10	10
Prepayments	180	180
Other assets	762	762
Trade payables	(4,246)	(4,246)
Interest bearing debt	(135,846)	(135,846)
Derivative financial instruments	196	196
Provisions	(2,672)	(2,672)
Net assets	131,121	132,894
Australand Holdings Limited – Parent interest		(8,646)
Net identifiable assets acquired		124,248

(ii) Stapling of Australand Property Trust No.5

During the financial year, the Group consolidated the results of Australand Property Trust No. 5. This was funded by Australand security holders via the compulsory application of a special dividend of 1 cent per share from Australand Holdings Limited and a return of 20.151 cents per unit from Australand Property Trust. The consolidated operating results of Australand Property Trust No. 5 have been included in the statement of financial performance from 1 October 2005.

	Consolidated 2005 $'000	Consolidated 2004 $'000
Cash outflows relating to the stapling:		
Special dividend and capital distribution in respect of the stapling of APT 5	55,861	-
Direct costs relating to the stapling	1,388	-
Total cash outflow	57,249	-
Fair value of net identifiable assets stapled	52,787	-
Capital redemption reserve	(4,462)	-
Stapling cash outflow		
Outflow of cash to staple the entity, net of cash acquired:		
Gross cash outflow	57,249	-
Less: Cash balances acquired	(4,702)	-
Net cash outflow	52,547	-

11. BUSINESS COMBINATION (continued)

Assets and liabilities stapled

The assets and liabilities arising from the stapling are as follows:

	Acquiree's carrying amount $'000	Fair value $'000
Cash	4,702	4,702
Trade receivables	379	379
Investment properties	130,621	132,009
Prepayments	78	78
Other assets	343	343
Trade payables	(2,917)	(2,917)
Interest bearing debt	(71,914)	(71,914)
Derivative financial instruments	(252)	(252)
Other liabilities	(2,664)	(2,664)
Net assets	58,376	59,764
Australand Property Trust – Existing interest		(6,977)
Net identifiable assets acquired		52,787

12. SEGMENT REPORTING

The consolidated entity operates wholly within Australia and is organised into the following divisions:

- Residential
- Commercial & Industrial
- Investment Property

2005 Business Segment Summary $'000	Residential	Commercial & Industrial	Total Developer	Investment Property	Unallocated	Eliminations	Consolidated
Revenue	1,133,789	663,783	**1,797,572**	75,389	-	(123,766)	**1,749,195**
Less: property development sales revenue from joint venture partnerships	(186,074)	(67,121)	**(253,195)**	-	-	37,138	**(216,057)**
Segment Revenue	947,715	596,662	**1,544,377**	75,389	-	(86,628)	**1,533,138**
Segment result before interest expense and interest in cost of goods sold	156,090	51,331	**207,421**	62,546	(6,869)	(10,513)	**252,585**
Development profit through valuation of properties transferred to Australand Property Trusts	-	-	-	-	-	11,280	**11,280**
Capitalised interest in cost of goods sold & other interest	(44,566)	(38,973)	**(83,539)**	(1,340)	(17,529)	-	**(102,408)**
Revaluation of Investment Property	-	-	-	57,509	-	(3,800)	**53,709**
Interest & other fees charged between developer and Trust *	-	-	-	10,023	-	(10,023)	-
Net segment result after interest expense	111,524	12,358	**123,882**	128,738	(24,398)	(13,056)	**215,166**
Interest revenue	-	-	-	-	1,541	-	**1,541**
Share of net profits of associates and joint venture partnerships accounted for using the equity method	23,954	19,376	**43,330**	-	-	(3,201)	**40,129**
Unallocated corporate costs	-	-	-	-	(19,858)	-	**(19,858)**
Profit from ordinary activities before tax	135,478	31,734	**167,212**	128,738	(42,715)	(16,257)	**236,978**
Income tax expense							**(30,852)**
Net Profit							**206,126**

*Inter-segment interest and fees have not been allocated to divisions within the developer.

12. SEGMENT REPORTING (Continued)

Business Segment Summary 2005 $'000	Residential	Commercial & Industrial	Total Development	Property Investment	Unallocated	Eliminations	Consolidated
Total segment assets	1,374,843	229,013	**1,603,856**	1,462,669	62,615	(47,875)	**3,081,265**
Total segment liabilities	833,507	277,739	**1,111,246**	406,148	67,380	-	**1,584,774**
Investments in associates and joint venture partnerships	208,343	(9,195)	**199,148**	-	-	-	**199,148**
Acquisitions of property, plant and equipment	1,512	756	**2,268**	-	-	-	**2,268**
Depreciation and amortisation expense	1,164	541	**1,705**	-	-	1,030	**2,735**
Other non-cash expenses	(2,048)	751	**(1,297)**	-	-	-	**(1,297)**

12. SEGMENT REPORTING (Continued)

2004 Business Segment Summary $'000	Residential	Commercial & Industrial	Total Developer	Investment Property	Unallocated	Eliminations	Consolidated
Revenue	920,113	276,432	**1,196,545**	55,660	2,845	(5,975)	**1,249,075**
Less: property development sales revenue from joint venture partnerships	(98,349)	(26,365)	**(124,714)**	-	-	-	**(124,714)**
Segment Revenue	821,764	250,067	**1,071,831**	55,660	2,845	(5,975)	**1,124,361**
Segment result before interest expense and interest in cost of goods sold	153,766	18,819	**172,585**	47,200	734	1,356	**221,875**
Capitalised interest in cost of goods sold & other interest	(39,436)	(9,660)	**(49,096)**	(2,076)	-	-	**(51,172)**
Interest & other fees charged between developer and Trust *	-	-	**-**	15,829	-	(15,829)	**-**
Net segment result after interest expense	114,330	9,159	**123,489**	60,953	734	(14,473)	**170,703**
Interest revenue	-	-	**-**	-	3,112	-	**3,112**
Share of net profits of associates and joint venture partnerships accounted for using the equity method	17,413	8,621	**26,034**	-	-	-	**26,034**
Unallocated corporate costs	-	-	**-**	-	(13,067)	-	**(13,067)**
Profit from ordinary activities before tax and goodwill	131,743	17,780	**149,523**	60,953	(9,221)	(14,473)	**186,782**
Goodwill write off (AIFRS)							**(32,874)**
Income tax expense							**(38,153)**
Net Profit							**115,755**

*Inter-segment interest and fees have not been allocated to divisions within the developer.

Business Segment Summary 2004 $'000	Residential	Commercial & Industrial	Total Development	Property Investment	Unallocated	Consolidated
Total segment assets	1,326,912	605,643	**1,932,555**	622,837	12,772	**2,568,164**
Total segment liabilities	175,815	425,313	**601,128**	22,290	802,618	**1,426,036**
Investments in associates and joint venture partnerships	126,919	11,494	**138,413**	-	-	**138,413**
Acquisitions of property, plant and equipment	2,267	1,133	**3,400**	8,686	-	**12,086**
Depreciation and amortisation expense	2,328	1,011	**3,339**	-	1,803	**5,142**
Other non-cash expenses	272	(759)	**(487)**	-	-	**(487)**

13. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRSs

(1) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to International Financial Reporting Standards' (AIFRS)

(i) At the date of transition to AIFRS: 1 January 2004

	Notes	Previous AGAAP $'000	Effect of Transition to AIFRS $'000	AIFRS $'000
Current assets				
Cash assets		30,567	-	30,567
Receivables	(a)	341,988	(147,546)	194,442
Inventories	(a), (h)	494,397	413,862	908,259
Other		7,226	-	7,226
Total current assets		874,178	266,316	1,140,494
Non-current assets				
Inventories		556,208	-	556,208
Investments accounted for using the equity method		109,512	(1,070)	108,442
Other financial assets		34,690	-	34,690
Property, plant and equipment	(b)	4,304	36,699	41,003
Investment properties	(b)	374,376	(37,000)	337,376
Deferred tax assets		-	3,996	3,996
Intangible assets	(c)	54,789	(21,916)	32,873
Total non-current assets		1,133,879	(19,291)	1,114,588
Total assets		2,008,057	247,025	2,255,082
Current Liabilities				
Payables		187,061	(22,762)	164,299
Interest bearing liabilities	(d), (h)	247,601	76,550	324,151
Current tax liabilities		44,967	-	44,967
Provisions		39,868	(90)	39,778
Land vendor liabilities		85,781	-	85,781
Total current liabilities		605,278	53,698	658,976
Non-current liabilities				
Interest bearing liabilities	(d), (h)	374,000	292,834	666,834
Deferred tax liabilities		20,096	(20,096)	-
Provisions		1,715	-	1,715
Land vendor liabilities		12,160	-	12,160
Total non-current liabilities		407,971	272,738	680,709
Total liabilities		1,013,249	326,436	1,339,685
Net assets		994,808	(79,411)	915,397
EQUITY				
Contributed equity		794,333	-	794,333
Reserves	(f), (g)	5,018	(5,018)	-
Retained profits		190,108	(73,151)	116,957
Total consolidated entity interest		989,459	(78,169)	911,290
Minority interest		5,349	(1,242)	4,107
Total equity		994,808	(79,411)	915,397

13. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (continued)

(ii) At the end of the last full year reporting period under previous AGAAP: 31 December 2004

	Notes	Previous AGAAP $'000	Effect of Transition to AIFRS $'000	AIFRS $'000
Current assets				
Cash assets		7,786	-	7,786
Receivables	(a)	475,753	(200,444)	275,309
Inventories	(a), (h)	468,127	524,625	992,752
Other		7,309	-	7,309
Total current assets		958,975	324,181	1,283,156
Non-current assets				
Inventories		512,246	-	512,246
Investments accounted for using the equity method		140,586	(2,173)	138,413
Other financial assets		12,715	-	12,715
Property, plant and equipment	(b)	4,357	34,896	39,253
Investment properties	(b)	604,582	(37,000)	567,582
Intangible assets	(c)	49,464	(49,464)	-
Future income tax benefit		-	14,798	14,798
Total non-current assets		1,323,950	(38,943)	1,285,007
Total assets		2,282,925	285,238	2,568,163
Current Liabilities				
Payables		166,579	(28,163)	138,416
Interest bearing liabilities	(d), (h)	-	444,068	444,068
Current tax liabilities		22,084	(791)	21,293
Provisions		46,958	-	46,958
Land vendor liabilities		10,016	-	10,016
Total current liabilities		245,637	415,114	660,751
Non-current liabilities				
Interest bearing liabilities	(d), (h)	758,005	-	758,005
Deferred tax liabilities		10,820	(10,820)	-
Provisions		1,707	-	1,707
Land vendor liabilities		5,573	-	5,573
Total non-current liabilities		776,105	(10,820)	765,285
Total liabilities		1,021,742	404,294	1,426,036
Net assets		1,261,183	(119,056)	1,142,127
EQUITY				
Contributed equity		1,045,291	(7,970)	1,037,321
Reserves	(f), (g)	5,752	(5,752)	-
Retained profits		203,223	(105,146)	98,077
Total aggregated entity interest		1,254,266	(118,868)	1,135,398
Minority interest in controlled entities		6,917	(188)	6,729
Total equity		1,261,183	(119,056)	1,142,127

13. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (continued)

(2) Reconciliation of profit for the year ended 31 December, 2004

	Notes	Previous AGAAP $'000	Effect of Transition to AIFRS $'000	AIFRS $'000
Revenue	(a), (d)	1,231,017	(111,403)	1,119,614
Other income		-	4,747	4,747
Cost of properties sold	(d)	(908,996)	97,750	(811,246)
Investment property expenses		(8,046)	-	(8,046)
Employee expenses		(88,654)	-	(88,654)
Depreciation	(b)	(3,339)	(1,804)	(5,143)
Impairment of goodwill	(c)	(5,326)	5,326	-
Borrowing costs expense	(e)	(35,242)	8,730	(26,512)
Other expenses from ordinary activities		(21,475)	(2,537)	(24,012)
Share of net profits of joint ventures accounted for using the equity method		26,679	(645)	26,034
Write off goodwill	(c)	-	(32,874)	(32,874)
Profit from ordinary activities before income tax	(a)	186,618	(32,710)	153,908
Income tax expense		(39,923)	1,770	(38,153)
Net profit		146,695	(30,940)	115,755
Net profit/(loss) attributable to minority interests		(1,568)	(1,054)	(2,622)
Net profit attributable to the stapled security holders of Australand		145,127	(31,994)	113,133
Increase in asset revaluation reserve due to fair value adjustment	(g)	734	(734)	-
Total profit attributable to stapled security holders of Australand		145,861	(32,728)	113,133

(3) Reconciliation of cash flow statement for the year ended 31 December 2004.

The adoption of AIFRS has not resulted in any material adjustments to the cash flow statement.

(4) Notes to the reconciliations

(a) Revenue recognition

Revenue and profits on the development of apartments and residential property were previously recognised on the percentage of completion basis. Under AIFRS, recognition is deferred until settlement. The revenue recognition policy under AIFRS also has a significant effect on the restated carrying value of certain assets in prior periods. For inventory, the deferred recognition of revenue has resulted in a gross up to restate inventory at each reporting date. This gross up reflects certain inventory remaining on hand under AIFRS at the reporting date which would remain on hand until actual settlement and the recognition of the revenue. Receivables also decrease at each prior reporting period on the basis of the sales being deferred.

AIFRS requires rental income from operating leases to be recognised on a straight line basis over the term of the lease. As many of Australand's operating leases with tenants incorporate fixed annual increases, an adjustment is made each year to reflect the rental income arising from the cumulative future fixed increases applicable to the current year. These amounts are included in rental income with a corresponding asset shown as a component of the carrying amount of investment properties.

13. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRS (continued)

(b) Owner occupied investment properties

Where the group occupies a significant portion of a building, that building can no longer be classified as an investment property. Instead, the property is now classified as a fixed asset and depreciated.

(c) Impairment – Goodwill

The impairment test under AIFRS is more stringent and specific than under the old AASB standard, requiring allocations to specific cash-generating units and the use of discounted cash flows. Using the more stringent tests, the directors have determined that goodwill was impaired at transition and further impaired at 31 December 2004.

(d) Yield Guarantees

Revenue and profits on the developments of commercial and industrial properties for Wholesale Property Trusts and other institutional investors were previously recognised on the percentage of completion basis. As Australand has provided yield guarantees to the investors in these Trusts until the completion of the final Trust property, under AASB118: *Revenue*, revenue recognition is now deferred until the guarantee falls away. This change also affects the prior reporting period balance sheets. Under AGAAP, progress claims under percentage of completion were recognised as revenue. Under AIFRS, these progress claims are treated as loans and as such, the loan balances are grossed up in the prior period comparatives.

(e) Borrowing Costs

Under AIFRS, Australand has the option of either capitalising or expensing borrowing costs in respect of qualifying assets. The Group will continue with its normal policy of capitalising borrowing costs in respect of qualifying assets.

(f) Internally constructed investment properties

Under AIFRS, investment properties that are developed internally are required to be carried at cost during development, but will be remeasured to fair value (market value) through the income statement at practical completion.

(g) Revaluation of investment properties

Under AIFRS, investment properties are either valued at fair value (market value) with increments/decrements going through the consolidated income statement or measured at cost and depreciated. Based on the property industry practice of annually revaluing properties, Australand have adopted the fair value approach. This change results in the de-recognition of the assets revaluation reserve.

(h) Secured loans

Under AGAAP, where loans were secured against development assets, the asset and loan were able to be offset in the balance sheet. Under AIFRS, these loans need to be separately disclosed. As such, the loan balances and the related inventory balances are grossed up in the prior period comparatives.

14. EVENTS OCCURING AFTER THE BALANCE SHEET DATE

There have been no significant events or transactions that have arisen since the end of the financial period, which in the opinion of the Directors, would affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity.

Other Information

a) Control gained over entities having material effect:

The stapling of Australand Property Trust No.4 and Australand Property Trust No.5 - refer Note 11.

b) Control lost over entities having material effect:

During the year the interest in the following material entities (and their wholly owned subsidiaries) were disposed of:

Name of entity	Date of disposal	Ownership interest disposed of	Profit recognised on disposal $'000
Australand W9&10 Construction Stage 3B Pty Ltd	11 Aug 2005	100%	-
Australand W9&10 Construction Stage 3C Pty Ltd	19 Dec 2005	100%	-
Australand W9&10 Construction Stage 4B Pty Ltd	19 Dec 2005	100%	-

c) Details of aggregate share of profits of associates and joint venture entities:

	2005 $'000	2004 $'000
Profit from ordinary activities before tax	40,129	26,034
Income tax on ordinary activities	(12,039)	(7,810)
Profit from ordinary activities after tax	28,090	18,224
Share of net profit of associates and joint venture entities	28,090	18,224

d) Material interests in entities which are not controlled entities:

Name of entity	Note	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
Equity accounted associates and joint venture entities		Current period %	Previous corresponding period %	2005 $'000	2004 $'000
Australand Holdings Limited & BMD Constructions Pty Ltd		50%	50%	1,486	1,055
Australand Land and Housing No. 5 (Hope Island) Pty Limited		50%	50%	-	-
Australand Land and Housing No. 6 (Baldi) Pty Limited		50%	50%	-	-
Australand Land and Housing No. 7 (Hope Island) Pty Limited		50%	50%	-	-
Australand Land and Housing No. 8 (Hope Island) Pty Limited		50%	50%	-	-
Australand United Pty Ltd		50%	50%	-	
Avon Road Pymble Pty Ltd		50%	50%	-	-
Baldi Unit Trust		50%	50%	-	-
Balmain Shores Pty Ltd		50%	50%	-	-
Brisun Pty Ltd		50%	50%	-	44
Camden Green Pty Limited		50%	50%	944	2,176
Chymont Pty Limited		50%	50%	2,379	1,875
- Chymont Unit Trust		50%	50%	-	-
Chymont (Port Melbourne) Pty Limited		50%	50%	-	-
- Port Melbourne Unit Trust		50%	50%	-	-
CIP ALZ (BBP) Trust		50%	50%	-	-
CIP ALZ (Goulburn) Pty Ltd	(a)	50%	-	-	-
CIP ALZ Goulburn Industrial Unit Trust	(a)	50%	-	-	-
CIP ALZ (MA) Pty Ltd		50%	50%	-	-
CIP ALZ (MA) Trust		50%	50%	-	-
Commercial & Industrial Property (ALZ - BBP) Pty Ltd		50%	50%	462	-
Commercial & Industrial Property (MT Waverley) Pty Ltd		50%	50%	-	-

Commercial & Industrial Property (MT Waverley) Trust		50%	50%	4,784	674
Commercial & Industrial Property (Pinkenba) Pty Ltd		50%	50%	-	-
Commercial & Industrial Property (Pinkenba) Trust		50%	50%	-	-
Commercial & Industrial Property (Port Melbourne) Pty Ltd		50%	50%	-	-
Commercial & Industrial Property (Port Melbourne) Trust		50%	50%	1,124	-
Croydon Development Trust		50%	50%	-	-
Deer Park Development Trust No. 1	(c)	100%	50%	-	-
Discovery Point Pty Limited and Landcom		50%	50%	-	-
Freshwater Residential Unit Trust (formerly Freshwater Residential Trust)		50%	50%	-	-
Freshwater Settlements Pty Limited		50%	50%	-	-
Glebe Harbour Unit Trust		50%	50%	1,007	2,174
Glenwood Land Unit Trust		50%	50%	1,622	3,037
Kellyville Construction Partnership		50%	50%	143	-
Land and Housing No.1 Unit Trust		50%	50%	-	-
LMMBI Pty. Ltd.		50%	50%	-	-
- LMMBI Unit Trust		50%	50%	-	-
Minto Industrial Developments Pty Ltd		50%	50%	-	-
Minto Industrial Development Trust		50%	50%	-	-
Morton Homestead Pty Ltd	(a)	50%	-	3,767	-
Motorway Business Park Pty Ltd		50%	50%	7,427	4,541
Soncal Pty Limited		50%	50%	-	-
Sur-Mer (Cronulla) Pty Ltd		50%	50%	-	-
Torquay Nominee Pty Limited		50%	50%	468	-
Australand Industrial No 16 Pty Ltd	(c)	100%	50%	-	-
Lincoln Health Estate Pty Ltd	(a)	50%	-	-	-
- Trust Project No.9 Trust		50%	50%	10,058	8,761
Australand Industrial No 18 Pty Ltd				-	-
- Trust Project No.11 Trust	(c)	100%	50%	-	-
Village Park Consortium		50%	50%	4,458	-
W9 & 10 Construction Stage 1 Partnership		50%	50%	-	(7)
W9 & 10 Construction Stage 2 Pty Ltd		50%	50%	-	-
W9 & 10 Construction Stage 2 Partnership		50%	50%	-	26
W9 & 10 Construction Stage 3 Partnership		50%	50%	-	(599)
W9 & 10 Construction Stage 3A Financing Pty Ltd		50%	50%	-	-
W9 & 10 Construction Stage 3A Pty Ltd		50%	50%	-	-
W9 & 10 Construction Stage 3B Pty Ltd	(b)	-	50%	-	655
W9 & 10 Construction Stage 3B Partnership	(b)	-	50%		-
W9 & 10 Construction Stage 3C Pty Ltd	(b)	-	50%	-	(252)
W9 & 10 Construction Stage 3C Partnership	(b)	-	50%		-
W9 & 10 Construction Stage 4 Pty Ltd		50%	50%	-	-
W9 & 10 Construction Stage 4A Partnership		50%	50%	-	40
W9 & 10 Construction Stage 4B Pty Ltd	(b)	-	50%	-	-
W9 & 10 Construction Stage 4B Partnership	(b)	-	50%	-	124
W9 & 10 Stage 1 Partnership		50%	50%	-	(40)
W9 & 10 Stage 2 Pty Ltd		50%	50%	-	-
W9 & 10 Stage 2 Partnership		50%	50%	-	2,371
W9 & 10 Stage 3A Pty Ltd		50%	50%	-	-
W9 & 10 Stage 3A Partnership		50%	50%	-	(66)
W9 & 10 Stage 4 Pty Ltd		50%	50%	-	-
W9 & 10 Stage 4A Partnership		50%	50%	-	90
W9 & 10 Stage 4B Pty Ltd		50%	50%	-	-
W9 & 10 Stage 4B Partnership		50%	50%	-	-
Wharf Developments Pty Ltd		50%	50%	-	-
The Wharf at Woolloomooloo Pty Ltd		50%	50%	-	-
Woolloomooloo Unit Trust		50%	50%	-	-
Total				**40,129**	**26,679**
Other material interests				-	(645)
Total				**40,129**	**26,034**

(a) Joint venture entities created during the year.

(b) Joint venture entities disposed of during the year.

(c) Joint venture interest acquired during the year.

ANNUAL GENERAL MEETING

The Annual General Meeting will be held as follows:

Place:	Perth Room, Sofitel Wentworth Sydney 61-101 Phillip Street, Sydney
Date:	20 April 2006
Time:	10.00am
Approximate date the annual report will be available:	20 March 2006

COMPLIANCE STATEMENT

1. This report has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board, Corporations Act 2001 and other standards acceptable to the Australian Stock Exchange.

2. This report and the financial statements upon which the report is based, use the same accounting policies.

3. This report does give a true and fair view of the matters disclosed.

4. This report is based on financial statements that are in the process of being audited, and therefore, no audit report has been attached.

5. Australand has a formally constituted audit committee.

Dated at Sydney this 6th day of February 2006.

Brendan Crotty
Managing Director



ASX ANNOUNCEMENT
ASX CODES: ALZ
AAZPA

6 February 2006

AUSTRALAND ACHIEVES 9TH CONSECUTIVE RECORD PROFIT

Australand today announced a net profit after tax of $201.0 million for the year ended 31 December 2005 up from the 2004 result of $113.1 million restated under the Australian Equivalent to International Financial Reporting Standards (**AIFRS**). Note 13(b) to the attached Appendix 4E for the year ended 31 December 2005 provides a reconciliation of the 2004 result of $145.1 million as recorded last year under Australian Generally Accepted Accounting Principles (**AGAAP**) and the effect of the transition to reporting under AIFRS this year. All comparisons to the 2004 result that follow will be in relation to the restated AIFRS amounts.

The key elements of the 2005 result were:

- Net profit after tax increased 78% to $201.0 million on gross revenue of $1,533.1 million, compared to revenue of $1,124.4 million in the previous year.
- The Investment Property division contributed $128.7 million to the Group's net profit before tax, compared to $60.9 million in the prior year, representing a full year contribution from Australand Wholesale Property Trust No. 3 acquired in May 2004 and three months contribution from Australand Property Trust No.4 and Australand Property Trust No.5 which were merged with the Group in October 2005.
- Australand's development operations contributed $167.2 million to the Group's net profit before tax up from the prior year contribution of $149.5 million.
- Earnings per stapled security were 23.3 cents, up from the previous year amount of 14.6 cents per stapled security.
- Total shareholder return was 23.5%, up from the previous year's return of 22.7%.
- Return on shareholder's funds was 17.2%, up from the previous year's return of 10.3%.
- Gearing (total liabilities / tangible assets) reduced from 55.4% to 51.2%.
- Net tangible asset backing per stapled security increased to $1.41 compared to $1.35 per stapled security for the previous year.
- The total dividends / distributions for the year remained steady at 16.5 cents per stapled security. The final 2005 dividend / distribution of 4.5 cents per stapled security (comprising a 2.5 cent per share fully franked dividend and trusts' distributions of 2.00 cents per units) is to be paid on 8 February 2006.

Commenting on the 2005 full year result Australand's Managing Director Mr. Brendan Crotty, said: "This is an excellent result for the Group and is the 9th consecutive record for the Group since listing in 1997. Whilst the introduction of AIFRS has added significant volatility to reported results and accounts for the majority of the 78% profit increase, the 2005 results reflects the continuing strategy of growing the investment property portfolio and having a diversified property development business. It also highlights our key strength which is the diversity of the Group, both sectorily and geographically", Mr. Crotty said.

The investment property division, comprising 49 investment properties with a value of $1.3 billion, contributed $128.7 million to the group result, while 99 development projects contributed $167.2 million of development profit before tax.

Mr. Crotty further commented "that the substantial contribution from the Perth and Melbourne residential markets, together with stronger Melbourne and Brisbane commercial and industrial results, offset weaker conditions in the Sydney and South East Queensland residential markets."

Divisional Results

Each division contributed to the result as follows:

- The Residential Division generated revenue of $947.7 million, 15.3% higher than for the corresponding period in 2004, from the sale of 1,090 wholly owned lots, 1,045 dwellings and 461 apartments. The operating profit before tax of $135.5 million was 2.9% higher than the prior year.
- The Commercial & Industrial Division generated a pre-tax operational profit of $31.7 million (2004: $17.8 million) from revenues including joint ventures of $663.8 million (2004: $276.4m). A material item in this result was the recognition of revenue upon completion of the Freshwater Commercial Tower in June 2005, which as a result of AIFRS, resulted in the recognition of $265 million of revenue in the current year.
- The Investment Property division generated a net profit before tax of $128.7 million including recurrent investment property income of $71.2 million and a gain from the revaluation of the investment property portfolio of $57.5 million.

Major Financial Transactions

The following major financial transactions occurred in 2005:

- In October, the merger with Australand Property Trust No.4 and Australand Property Trust No.5 was completed, adding approximately $400 million of investment properties.
- Hybrid equity of $275 million was raised through the issue of Australand Subordinated Step-up Exchangeable Trust Securities (ASSETS) - $178.8 million was received from the first instalment in September, with the final instalment of $96.2 million due on 31 March 2006.
- In December, Australand took the opportunity to purchase two investment properties and two residential developments, which has led to a gearing ratio (total liabilities to tangible assets) of 51.2% at year end. The final instalment of the ASSETS hybrid equity will see gearing reduce in the coming months.

Outlook

2006 is expected to be a further year of consolidation for Australand. With regard to the Residential sector, as the rate of employment growth in Brisbane, Sydney and Melbourne weakened during the December quarter of 2005 and is not expected to increase in any capital city other than Perth and in any sector other than resources during 2006, this will limit increases in aggregate demand for new dwellings in most mainstream residential market segments, other than Perth.

It is anticipated that demand for new purpose-built industrial properties will remain at or about current levels in Sydney and Melbourne, but may be constrained by the sharp increases in the price of Brisbane industrial land that occurred during 2005. However, the Commercial and Industrial division's stronger deal pipeline should deliver higher development profits during 2006 which together with increased property investment property income should more than offset any reduction in profits from residential property development.

On balance therefore, we expect profits to be sufficient to enable distributions per stapled security to be maintained at the current level of 16.5 cents.

For further information, please contact:

Brendan Crotty
Managing Director
Tel: +61 2 9767 2002
Email: bcrotty@australand.com.au

David Craig
Chief Financial Officer
Tel: +61 2 9767 2041
Email: dcraig@australand.com.au


STRENGTH
THROUGH
DIVERSITY
6 February 2006
2005 Results Briefing

Overview

- Highlights
- Financial review
- Divisional performance
  - Residential
  - Commercial & Industrial
  - Investment Property
- Strategy & outlook

Highlights

- 9th year of record profit of $201m
  - testament to the group's diversification strategy
- Underlying operating profit also up to $147m
  - excluding gains from fair value adjustment of existing investment properties
- All divisions improved profitability
- Stapled APT 4 & APT 5
- Investment properties now > $1.3 billion
- Successfully issued $275m ASSETS hybrid equity

9th year of record profit


$m
Net profit after tax
Compound growth + 24% p.a.
200
180
160
140
120
100
80
60
40
20
0
1997
1998
1999
2000
2001
2002
2003
2004
2005
AAS
AIFRS

Strength through diversity

- 49 investment properties enabled the trusts to deliver
  - $75m of recurrent income +
  - $58m fair value unrealised gain (before Rhodes C elimination)
- 99 development projects deliver PBT of $167m

2005 market conditions	Residential	Commercial & Industrial
Sydney	Flat	Improving
Melbourne	Improving	Strong
Brisbane	Softening	Booming
Perth	Booming	-
Adelaide	-	Strong

STRENGTH THROUGH DIVERSITY

David Craig

Financial Review

Financial highlights

	2005	2004	
Revenue (excluding JVs)	$1,533m	$1,124m	↑ 36.3%
Net profit (after minorities)	$201m	$113m	↑ 77.7%
EPS	23.3c	14.6c	↑ 59.6%
DPS	16.5c	16.5c	-
Total shareholder return	23.5%	22.7%	↑ 3.5%
NTA per security	$1.41	$1.35	↑ 4.4%
Total assets	$3,081m	$2,568m	↑ 20.0%

9th year of record profit


Net profit after tax
Compound growth + 24% p.a.
$m
200
180
160
140
120
100
80
60
40
20
0
1997
1998
1999
2000
2001
2002
2003
2004
2005
AIFRS write-off of goodwill
Fair value adjustment of existing investment property
AAS
AIFRS

AIFRS impact on 2004 net profit after tax

	2004
Reported net profit under old AAS	**145**
Settlements replaces % of completion	6
Profit deferred due to yield guarantee	(9)
Goodwill not amortised	5
Owner occupied investment property	(2)
Other	1
	146
Write-off of goodwill	(33)
Restated 2004 net profit under AIFRS	113

Group financial performance

AIFRS $m	Developer Including JV	Developer	Trusts	Unallocated Elimination	2005	2004
Revenue	1,798	1,544	75	(87)	**1,533**	1,124
Expenses	(1,631)	(1,420)	(14)	45	**(1,389)**	(963)
Joint ventures	-	43	-	(3)	**40**	26
Inter entity interest/fees	-	-	10	(10)	**-**	-
Fair value adjustment	-	-	58	(4)	**54**	-
Profit before tax	167	167	129	(59)	**237**	187
Tax & minorities	(32)	(32)	(4)	4	**(32)**	(41)
ASSETS payment	-	-	(4)	-	**(4)**	-
Net profit	135	135	121	(55)	**201**	146*

* 2004 before one-off AIFRS write-off of goodwill


AUSTRALAND

Dividend/ distributions maintained


DPS (cents)
16.5
16.5
7.1
Trusts' distributions
with tax deferred element
13.4
12.0
12.0
9.4
Fully franked dividend
2001
2002
2003
2004
2005

Strong security holder returns


21.1%
22.7%
23.5%
TSR
11.8%
12.4%
14.4%
Capital gain
9.3%
10.2%
9.1%
Distributions
2003
2004
2005

Average TSR	Per annum
3 years	22.4%
5 years	22.1%
7 years	21.3%

Group financial position

AIFRS $m	Developer	Trusts	Group*	2004
Development assets	1,603	-	**1,603**	1,933
Investment properties	3	1,357	**1,319**	568
Other	63	106	**159**	67
Total assets	1,669	1,463	**3,081**	2,568
Non-debt liabilities	317	36	**352**	224
Debt	1,183	50	**1,233**	1,202
Inter entity	(336)	336	**-**	-
Net assets	505	1,041	**1,496**	1,142
NTA per security			**$1.41**	$1.35

* After elimination of inter-entity balances and investments


AUSTRALAND

AIFRS impact on Dec 2004 balance sheet

Net assets under AAS		1,261
Receivables	Settlements	(277)
	Yield guarantee	83
	Other	(8)
Inventories	Settlements	181
	Yield guarantee	342
Intangibles	Goodwill write-off	(50)
Borrowings	Yield guarantee	(444)
Tax balances etc	Settlements	26
Payables	Other	28
Net assets under AIFRS		1,142

Asset allocation reducing risk

December 2005	
Developer	1,669
Investment property	1,463
Elimination	(51)
Total assets	3,081

December 2004	
Developer	1,945
Investment property	623
Elimination	-
Total assets	2,568


C&I
7%
Residential
45%
Investment
48%
C&I
24%
Residential
52%
Investment
24%

Capital management

- Issue of $275m of ASSETS hybrid equity
- Launch of Development Fund (ADF no.1) with foundation investor
- Re-activation of DRP – 68% participation
- "Tap" of existing CMBS to raise further $98m
- Further ~$235m CMBS issue planned in Q1 2006
- Continued to reduce cost of debt


Margin over BBSW
2.2%
1.3%
0.9%
2003
2004
2005

Capital management

	AIFRS 2005	AIFRS 2004	AAS 2004
Net interest bearing debt ($m)	$1,216	$1,194	$750
% fixed or hedged	71%	71%	94%
Fixed interest maturity	4.1yrs	3.9yrs	3.8yrs
Margin over 90 day bills (annual average including hedging)	0.90%	1.58%	1.27%
Gearing:			
Interest bearing debt/tangible assets*	**39.7%**	46.6%	33.7%
Total liabilities/ tangible assets*	**51.2%**	55.4%	45.6%

* Cash adjusted

Broadening investor base


No. of security holders
Non-CapitaLand securities (m)
ASSETS holders
Security holders
Ordinary securities (millions)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
450
400
350
300
250
200
150
100
50
0
2001
2002
2003
2004
2005
43%
in number of stapled security holders in 2005

Divisional profit before tax

AIFRS $m	**2005**	**2004**
Residential	**135**	132
Commercial & Industrial	**32**	18
Investment Property	**129**	61
Corporate/ unallocated	**(43)**	(9)
Eliminations	**(16)**	(15)
Group PBT	**237**	187


C&I
11%
Investment
24%
Residential
45%
Fair value
adj
20%


AUSTRALAND

STRENGTH
THROUGH
DIVERSITY

Peter Burke

Residential

Residential performance

AIFRS $m	2005	2004	
Revenue (excluding JV)	948	821	↑ 15 %
Profit before tax	135	132	↑ 3 %
Gross assets	1,375	1,327	↑ 4 %
Number of active projects	73	65	↑ 12 %

Revenue split by product



Housing
$376m
Land
$229m
Apartments
$343m

Unit sales split by business unit

NSW 23%
WA 30%
QLD 13%
VIC 34%

Residential pipeline - $6.2 billion

Pipeline by business unit



WA
$698m
QLD
$1,150m
NSW
$2,645m
VIC
$1,725m

96%

of total land bank has DA's

Figures include Australand's share of joint ventures


AUSTRALAND

Residential highlights

- 51% of 2006 revenue already exchanged
- Record result for W.A. business unit
- Synergies gained from merging of 2 divisions into 1 Residential Division
- Successful implementation of Apprenticeship Program
- $107m spent restocking inventory
- Experienced management team
  - Top 8 executives average 23 years industry experience
  - Top 8 executives average 9 years Australand experience


AUSTRALAND

Examples of developments - NSW





Botanica – Lidcombe

Acquired Date: January 2002
Total Project Value (revenue): $445m
Project Period: Aug 2004 – Early 2010
Total Lots: 710

Russell Place – Forestville

Acquired Date: 2002
Total Project Value (revenue): $50m
Project Period: July 2003 – Sept 2005
Total Apartments: 86

Tree Tops – Picnic Point

Acquired Date: July 2001
Total Project Value (Revenue): $16.6m
Project Period: July 2004 – Dec 2005
Total Lots: 29


AUSTRALAND

Examples of developments - Victoria



Camden Green

Acquired Date: April 2002
Total Project Value (revenue): $82m
Project Period: Dec 2008
Total Lots: 622 conventional & 90 MD

La Perouse

Acquired Date: December 2000
Total Project Value (revenue): $85m
Project Period: June 2008
Total Lots: 178

Parkville Gardens

Acquired Date: November 2001
Total Project Value (revenue): Over $100m
Project Period: 2006
Total Lots: 169


AUSTRALAND

Examples of developments - Queensland



Milton

Acquired Date: 2003
Total Project Value (revenue): $32m
Project Period: 2003 – 2006
Total Apartments: 73

Runaway Lagoons

Acquired Date: 2000
Total Project Value (revenue): $160m
Project Period: 2002 – 2008
Total Lots: 324

Ivadale Lakes

Acquired Date: 2004
Total Project Value (revenue): $160m
Project Period: 2004 – 2010
Total Lots: 600


AUSTRALAND

Examples of developments - WA



Joondalup Centro

Acquired Date: June 2004
Total Project Value (revenue): $16.78m
Project Period: June 2004 – Dec 2005
Total Apartments: 61 & 5 Commercial Units

Baldivis Central



Acquired Date: August 2003
Total Project Value (revenue): $55m
Project Period: Aug 2003 – Jan 2008
Total Lots: 447

The Anchorage

Acquired Date: September 1999
Total Project Value (revenue): $115.94m
Project Period: Sept 1999 to Sept 2008
Total Lots: 1,092 and 38 Houses

Residential outlook

- Weakening employment growth will impact Brisbane, Sydney & Melbourne
- Resources boom will continue to drive Perth's market
- Continue to move capital from apartments to land & housing
- Affordability remains an issue in Sydney & S.E Qld
- Capital city vacancy rates continue to drop & yields increase

AUSTRALAND

STRENGTH THROUGH DIVERSITY

John Thomas

Commercial & Industrial

C & I performance

AIFRS $m	2005	2004	
Revenue (excluding JV)	597	250	↑ 139 %
Profit before tax	32	18	↑ 78 %
Gross assets	229	606	
Number of active projects	26	18	↑ 44 %

Revenue by geography ($m)


9 QLD
NSW 231
VIC 357

Land bank distribution ('000sqm)


QLD 261
NSW 825
VIC 681

All figures, except revenue, include Australand's share of joint ventures


AUSTRALAND

C & I performance

	2005 '000 sqm	2004 '000 sqm	
Total production (% complete)	259	176	↑ 47%
Land sales	322	438	↓ 26%

Production distribution

Total Production (NLA '000sqm)

SA 22
QLD 19
NSW 111
VIC 107

Land sales ('000sqm)

NSW 16
QLD 164
VIC 142

Figures include Australand's share of joint ventures

C & I highlights

- 240,929 of new pre-commitments (2004: 138,725) up 74%
- Completion of 26 pre-committed projects
- Freshwater Commercial Tower completed June 2005
  - expected to be leased to 100% by June 2006
- 10 projects plus expansions valued at $177m delivered to Property Investment division




AUSTRALAND

C & I outlook

- Over 211,000 sqm of pre-committed projects:
  - Coles Myer – Goulburn, NSW
  - Electrolux – Moorebank, NSW
  - Chep, Reject Shop, etc. VIC
  - Toll, LG Expansion – SA/WA
- Projected 2006 land sales of approx 350,000 sqm
- Current investment property pipeline of $179m secured or awaiting documentation
- Strategy of revenue growth:
  - geographic diversification
  - JV growth
  - broadening product range


AUSTRALAND

Investment pipeline – completed 2005

Property	State	Tenant	Value
Greystanes Business Hub	NSW	Inchcape Motors,Danks & Son	32
Greystanes Business Hub	NSW	CPI Limited	26
Port Melbourne	VIC	Toll Holdings Ltd	19
Port Melbourne	VIC	Harcourt Education	15
South Park, Dandenong	VIC	AAA Trading Pty Ltd	14
West Park, Derrimut	VIC	Denso Int Aust Pty Ltd	13
Freshwater Place, Southbank	VIC	Australand/ Public car park	13
Viola Place, Brisbane Airport	QLD	Repco Limited	12
Burbridge Business Park	SA	Cheap as Chips Pty Ltd	10
South Park, Dandenong	VIC	TNT Logistics	9
Various expansions		LG, B&R Enclosures, Star Track	16
			177

AUSTRALAND

STRENGTH THROUGH DIVERSITY

John Thomas

Investment Property

Investment property performance

AIFRS $m	2005	2004	
Profit before fair value adjustment	71	61	↑ 16 %
Unrealised fair value adjustment	58	-	
Net profit	**129**	**61**	**↑ 111 %**



Net profit – movement to FY05
$m
140
120
100
80
60
40
20
0
61
5
11
(6)
58
129
FY04
Like for like growth
New acq'n/ disposals
Inter-group
Fair value adj
FY05

Investment property highlights

	2005	2004	
Investment portfolio	$1,357m	$601m	↑ 126 %
No. of tenants	72	42	↑ 71 %
No. of properties	49*	27	↑ 81 %



Property portfolio growth – FY05
1500
1200
900
600
300
0
$m
594
108
177
396
(13)
58
1,320
FY04
Acquisitions
Delivered internally
APT4/5
Disposals
Fair value adj
FY05

* Excludes properties under development


AUSTRALAND

Comparison to industry average

	Australand	LPT peer averages		
		Diversified	Office	Industrial
Income growth (yoy)	3.5%	3.1%	0.5%	3.0%
Portfolio occupancy	99%	97%	96%	98%
Average lease expiry	7.8 yrs	3.9 yrs	5.0 yrs	5.0 yrs
Average cap rate	7.8%	7.6%	7.5%	8.4%
Average age of property	3.3 yrs			
Average cap rate	7.8%	7.6%	7.5%	8.4%

Source: UBS Investment Research report dated 16 September 2005


AUSTRALAND

Major acquisitions



80 Alfred Street, Milsons Point

Description:
15 level office building of 10,300m^2 plus 84 car parks

Price / Yield:
$47.5 million / 8.0%

Major Tenant:
Tower Limited (to December 2013)



Civic Tower, Goulburn Street, Sydney

Description:
24 level office building above Masonic Centre, of 23,200m2 including 54 car parks

Price/ Yield:
$55 million / 7.5% (50% with PFA)

Major Tenants:
PBL (to August 2016), Comm Govt (to May 2014)



STRENGTH
THROUGH
DIVERSITY

Brendan Crotty

Strategy & Outlook

Direction & strategy - Residential

- Reduce exposure to apartment sector to $300m over the next 2 years
- Increase working capital allocations to Melbourne and Perth land and housing projects by approximately $200m over the same period
- Continue to focus on mainstream market segments with product that meets the needs of the 35 to 60 year old age group


AUSTRALAND

Direction & strategy – C&I

- Continue to increase capital allocations to large scale industrial land estates
- Target both owner-occupier and pre-lease market segments
- Continue selective approach to suburban commercial office markets

Direction & strategy – Investment Property

- Continue to source approximately $200m of industrial property from the C&I division each year
- Selectively acquire commercial offices where the passing yields and lease profiles satisfy current thresholds
- Continue to build even better relationships with current tenants


AUSTRALAND

Experienced management team


Brendan Crotty
Managing Director
Peter Burke
Residential
John Thomas
Commercial & Industrial
David Craig
CFO
Phil Beale
Business Development
Chris Warrell
Human Resources
Michael Newsom
General Counsel
Phil Mackey
Company Secretary

Average of 29 years of experience


AUSTRALAND

Summary

- 9th successive record profit due to diversification and sound conservative management
- Continued de-risking through investment property acquisitions – now > $1.3bn
- Spreading risk across 99 projects has delivered continuing development profits
- High yielding investment portfolio (7.8%), acquired at sensible prices with built in capital appreciation
- Delivering consistent high returns to our security holders – TSR of 23.5%


AUSTRALAND

Outlook

- Strong pipeline should underwrite improved result in C&I
- Weakening employment growth may limit growth in east coast residential
- Large development landbank purchased cost effectively with DAs
- Investment property income (before fair value adjustments) will continue to grow
- Dividends/ distributions should be maintained at 16.5 cents
- Profit guidance mid-year when level of revaluation gains and settlements can be more accurately established

STRENGTH
THROUGH
DIVERSITY

6 February 2006

Questions


STRENGTH
THROUGH
DIVERSITY

Annexures

Residential developments

NSW

VIC

- ■ Released
- ▢ Yet to be released


Terrigal, Blue Point
Warriewood, Valley Views & SeaGreen
Glenhaven, The Grove
Kellyville Ridge, Braemont
Avonlea At Pymble
Belrose, Paramount
Baulkham Hills, Highlands at Castle Pines
Forestville, Russet Place
St Leonards, Newlands
Sydney CBD
Lidcombe, Botanica
Glebe, Glebe Harbour
Ultimo, Buckcourt
West Hoxton, Greenway Views
Casula, Cedar Rise
Picnic Point, Tree Tops
Wolli Creek, Discovery Point


Wallert
Doreen, Vantage Point
South Morang, Hillcroft
Legend Hill At Epping
Hillside, Springside
Bundoora, Peppercorn at Botanica Park
Viewbank, Eagle View
Taylors Hill, Amberlea,Callista Close, Watervale
CBD, 250E
Parkville, Parkville Gardens
Deer Park, Hart's Place & St Andrew's Field
Melbourne CBD
Sunshine Golf Course, Sunshine
Abbotsford, Trenerry Mews
Lincoln Heath, Piper Place
Southbank, Freshwater Place
Point Cook, Lincoln Square
Ferntree Gully, Monterey
Bonbeach, La Perouse
Berwick, Beaumont Waters
Cranbourne North, The Gables
Cranbourne, Carlisle Park
Kirren Close At Carlisle Park
Langwarrin, Oriana Rise
Torquay, The Quay

Residential developments

QLD

WA

- ■ Released
- ▢ Yet to be released


Maroochydore
Alexandra Headland, Seaforth
Caloundra, Aspect
Caloundra, Ivadale Lakes
Bald Hills, Greenwich
Carseldine, Somerset
Milton, Edge
Brisbane CBD
YUNGABA at Kangaroo Point
Salito at Carindale
Mount Gravatt East, East Ridge
Hillcrest at Belmont
Sunnybank Hills, Mayfair
Eight Mile Plains, Covington Rise
Calamvale, Kings Gate
Stretton, Aldea Green
Drewvale, Waterstone
Cova at Hope Island
Coombabah, Runaway Lagoons & Montego
Molendinar, Crestwood Heights
Surfers Paradise
Burleigh Heads, Ambience


Somerly, Metro
Sinagra, Olive Ridge
Scadden Street At Bassendean
Perth CBD
Munster, Cable Park
Hammond Park, The Edge At Frankland Springs
Coogee, Port Coogee
Rockingham, The Anchorage
Waterfront Parkway At Shoalwater
Baldivis, Baldivis Central
Secret Harbour, The Tuarts

Commercial & Industrial


NSW
VIC
Seven Hills
Eastern Creek
Erskine Park
Greystanes
Granville
Rhodes
Sydney CBD
Botany
Moorebank
Minto
Melbourne Airport Business Park
Derrimut
Melbourne CBD
Southbank
Port Melbourne
Mulgrave
Dandenong

Commercial & Industrial


SA
WA
QLD
Outer Harbour
Adelaide CBD
Perth CBD
Welshpool
Forrestfield
Brisbane Airport
Pinkenba
Brisbane CBD
Parkinson
Larapinta

Examples of C&I projects



South Park , Victoria - TNT


TNT

West Park, Victoria - Denso


DENSO

Brisbane Airport, Qld - Repco

Repco

Examples of C&I projects



Greystanes, NSW - Inchcape



Inchcape Motors

Greystanes, NSW - Danks


DANKS

Eastern Creek, NSW - Alspec


ALSPEC

Investment Properties

Property	State	Type	Net lettable area (m^2)	Book value Dec 2005 ($m)	Initial Yield
690 Springvale Road & 350 Wellington Road, Mulgrave	VIC	Commercial	21,187	68	7.75%
1D Homebush Bay Drive, Rhodes	NSW	Commercial	17,238	67	7.84%
26-30 Lee Street, Gateway Building, Sydney	NSW	Commercial	12,549	59	8.10%
66-68 Goulburn Street, Sydney	NSW	Commercial	23,189	58	7.50%
Tower A, 197-201 Coward Street, Mascot	NSW	Commercial	12,700	54	7.55%
80 Alfred Street, Milsons Point	NSW	Commercial	10,299	50	8.00%
1B Homebush Bay Drive, Rhodes	NSW	Commercial	12,793	47	8.28%
1C Homebush Bay Drive, Rhodes	NSW	Commercial	10,827	41	7.99%
20 Lee Street, Henry Deane Building, Sydney	NSW	Commercial	9,112	39	8.00%
Building 10, 658 Church Street, Richmond	VIC	Commercial	8,067	27	8.02%
Freshwater Place, Public Car Park, Southbank	VIC	Car Park	275 car parks	13	7.25%
10 Butu Wargun Drive, Greystanes	NSW	Industrial	25,705	39	7.89%
8 Butu Wargun Drive, Greystanes	NSW	Industrial	22,511	32	7.38%
6 Butu Wargun Drive, Greystanes	NSW	Industrial	19,218	26	7.62%
227 Walters Road, Arndell Park	NSW	Industrial	17,733	24	7.88%
2 Douglas Street, Port Melbourne	VIC	Industrial	18,541	19	8.45%
130 Sharps Road, Tullamarine	VIC	Industrial	28,100	19	8.50%
57-71 Platinum Street, Crestmead	QLD	Industrial	19,299	18	8.08%
51 Stradbroke Street, Heathwood	QLD	Industrial	14,916	17	7.68%
40 Annandale Road, Tullamarine	VIC	Industrial	22,079	17	8.40%
8 Stanton Road, Seven Hills	NSW	Industrial	10,708	16	8.04%
35-59 South Park Drive, Dandenong	VIC	Industrial	21,345	15	7.53%
20 Thackray Road, Port Melbourne	VIC	Industrial	9,027	15	7.67%
5-7 Trade Street, Lytton	QLD	Industrial	14,479	14	7.61%
21-33 South Park Drive, Dandenong	VIC	Industrial	22,106	14	7.39%
60 Annandale Road, Tullamarine	VIC	Industrial	16,276	14	8.16%
99 Shettleston Street, Rocklea	QLD	Industrial	15,186	13	7.77%


AUSTRALAND

Investment Properties

Property	State	Type	Net lettable area (m^2)	Book value Dec 2005 ($m)	Initial Yield
64 West Park Drive, Derrimut	VIC	Industrial	20,337	13	7.68%
Part Lot 1 Viola Place, Brisbane Airport	QLD	Industrial	14,726	12	7.94%
10 Stanton Road, Seven Hills	NSW	Industrial	7,065	11	7.90%
12-16 Butler Boulevard, Adelaide Airport	SA	Industrial	16,800	10	8.50%
81-103 South Park Drive, Dandenong	VIC	Industrial	10,425	9	7.85%
811 Abernethy Road, Forrestfield	WA	Industrial	7,021	8	8.10%
Lot 102 Coghlan Road, Outer Harbor	SA	Industrial	6,626	7	9.42%
16 Archimedes Place, Murarrie	QLD	Industrial	4,011	7	8.41%
75 Annandale Road, Tullamarine	VIC	Industrial	10,280	7	7.11%
APT 4					
2 Southbank Boulevard, Southbank	VIC	Commercial	55,511	139	7.58%
80 Hartley Street, Smeaton Grange	NSW	Industrial	62,407	52	7.51%
Tower B, 197-201 Coward Street, Mascot	NSW	Commercial	10,253	39	7.59%
35 Huntingwood Drive, Huntingwood	NSW	Industrial	24,967	35	7.76%
APT 5					
2 Wonderland Drive, Eastern Creek	NSW	Industrial	28,369	47	7.41%
23 Wallgrove Road, Eastern Creek	NSW	Industrial	23,081	26	7.31%
286 Queensport Road, Murarrie	QLD	Industrial	21,531	17	7.68%
63-71 South Park Drive, Dandenong	VIC	Industrial	13,963	11	7.74%
22-28 Bam Wine Court, Dandenong	VIC	Industrial	13,420	10	7.44%
45-55 South Centre Road, Tullamarine	VIC	Industrial	14,082	10	7.92%
47-59 Boundary Road, Carole Park	QLD	Industrial	13,260	8	7.70%
91 Transport Avenue, Adelaide Airport	SA	Industrial	4,352	4	8.50%
1 Viola Place, Brisbane Airport	QLD	Industrial	3,429	3	7.06%
Other				3	
Total / Average		**49 properties**	**821,105 m2**	**1,320**	**7.8%**

AUSTRALAND

Diversified investment portfolio



QLD
8%
WA
1%
SA
2%
NSW
58%
VIC
31%



Carpark
1%
Industrial
Office
49%
50%

Average age of property (weighted by value) – 3.3 years

Lease expiry 7.8 years



Weighted average lease expiry (by base rent)
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
1%
4%
2%
1%
2%
11%
13%
21%
17%
11%
15%
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
2015 +

- Leases provide for a growing rental income (> 3% p.a.)
- Major blue chip tenants including Commonwealth Government, Nestle, Coles Myer, PwC, State Government of NSW, LG Electronics, Toll, Cadbury Schweppes

AASB Interpretation 1002 - minorities


AUSTRALAND
Development company
(deemed parent)
Australand Holdings Limited
Property trust
(grandfathered)
Australand Property Trust
Property trust (deemed minorities)
Australand Property Trust No.4
Australand Property Trust No.5


AUSTRALAND


AUSTRALAND

Australand Holdings Limited (ABN 12 008 443 696)

Australand Property Limited (ABN 90 105 462 137; AFSLN 231 130) as the responsible entity of Australand Property Trust (ARSN 106 680 424) and Australand ASSETS Trust (ARSN 115 338 513)

Australand Investments Limited (ABN 12 086 673 092; AFSLN 228 837) as the responsible entity of Australand Property Trust No.4 (ARSN 108 254 413) and Australand Property Trust No.5 (ARSN 108 254 771)

Level 3, 1C Homebush Bay Drive
Rhodes NSW 2138
Ph: +61 2 9767 2000
Fax: +61 2 9767 2900

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	10-Feb-2006 17:38:07
Announcement No.	00072

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, Raffles Holdings Limited – "Press release and audited financial statement for the full year ended 31 December 2005"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited ("Raffles"), has today issued announcement and news release on the above matter. For details, please refer to the announcement and news release posted by Raffles on the SGX website www.sgx.com.sg
Attachments:	Total size = **0** (2048K size limit recommended)

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NEWS RELEASE

Raffles Holdings' Audited Financial Results for the year ended 31 December 2005

Sterling Performance driven by strong operating performance and success in creating shareholder value

SINGAPORE, 10 FEBRUARY 2006 – Raffles Holdings Limited today reported its audited results for the year ended 31 December 2005.

FINANCIAL HIGHLIGHTS

	For the Full Year ended 2005 (FY 2005) S$ million	For the Full Year ended 2004 (FY 2004) S$ million	Growth %
Turnover	**417.9**	**527.8**	**21 ↓**
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	**742.8**	**132.0**	**463 ↑**
Profit before tax (PBT)	**696.4**	**72.6**	**860 ↑**
Profit attributable to shareholders (PATMI)	**678.3**	**57.8**	**1,074 ↑**
PATMI from operations	*61.6*	*50.1*	*23 ↑*

EPS (cents)	32.4	2.8	1,057 ↑

- **FY 2005 PATMI INCREASED BY OVER 10 TIMES FROM STRONG OPERATING PERFORMANCE AND DIVESTMENT GAIN**

  - PATMI increased from S$57.8m in FY 2004 to S$678.3m in FY 2005, an over 10 times' improvement.

  - Gain from the successful divestment of the Hotel Business increased from S$552.7m to S$631.1m on recognition of additional consideration of S$78.8m in Q4 2005.

  - FY 2005 PATMI from operations increased by 23% to S$61.6m.

  - Turnover in FY 2005 is lower than FY 2004 as it comprised only 9 months of hotel operations compared to 12 months in FY 2004.

- **DIVIDENDS FOR 2005 WILL TOTAL S$869M OR S$0.42 PER SHARE COMPRISING:**

  - An Interim Special Dividend of S$826.6m or S$0.40 per share, comprising a gross dividend of S$0.05 per share, less tax at 20%, and a tax exempt (one-tier) dividend of S$0.35 per share, was paid on 30 November 2005.

  - A Final Tax Exempt (one-tier) Dividend of approximately S$42.4m or S$0.02 per share has been recommended by the Board of Directors for shareholders' approval at the coming AGM.

- **A STRONG PERFORMANCE FOR FINANCIAL YEAR 2005**

"We are delighted with the excellent performance in 2005. All the Group's businesses have performed well.

After the divestment of the Hotel Business, the Group continues to have sizeable business through its 45% interest in Tincel Properties. Tincel Properties recorded another year of robust performance from the strong rental and lease earnings from all the 3 components of the Raffles City Complex – retail space, commercial office space and the two hotels."

Ms Jennie Chua, President & CEO, Raffles Holdings Limited

- **ACHIEVEMENT OF A SIGNIFICANT MILESTONE IN CREATING VALUE IN 2005**

"The strategic decision to divest the entire Hotel Business delivered a $631.1m gain which created significant value for shareholders.

This is a milestone achievement in the Group's commitment to create and unlock value for shareholders."

Mr Liew Mun Leong, Deputy Chairman, Raffles Holdings Limited and President & CEO of CapitaLand Group (major shareholder of Raffles Holdings)

- **GOING FORWARD, THE GROUP WILL CONTINUE TO HAVE SIZEABLE EARNINGS AND PURSUE OPTIONS TO ENHANCE VALUE**

"The Group has achieved a sterling set of performance with over 10 times' growth in profits.

The Group will continue to focus on its 45% equity interest in Tincel Properties which is expected to yield a stable and substantive income.

It will also continue to pursue options to further the objective of creating and unlocking value for shareholders."

Mr Cheng Wai Keung, Chairman, Raffles Holdings Limited

# # # #

About Raffles Holdings Limited (Ticker: Bloomberg – RHL SP EQUITY, Reuters – RHLT.SI)

Raffles Holdings Limited is a company headquartered in Singapore and listed on the Singapore Stock Exchange. It has a 45% direct equity interest in Tincel Properties (Private) Limited, which owns Raffles City Complex, a multi-use development located in Singapore's prime business district which the Company manages.

The 320,656 square metre Raffles City Complex comprises two hotels (with a total of 2,030 rooms), a office tower block (with net leaseable space of 34,828 square metres), a retail complex (with net leaseable space of 27,731 square metres) and a convention centre.

About CapitaLand Limited

CapitaLand is one of the largest property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia and Europe.

The company's property and hospitality portfolio spans 70 cities in 17 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include the Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

For more information, please contact:

Poon Ee Loo (Ms)
Senior Manager, Legal / Corporate Secretariat / Investor Relations

Raffles Holdings Limited
(Regn. No.: 199506093G)
250 North Bridge Road #15-03/04
Raffles City Tower
Singapore 179101
Tel: (65) 6398 5791
Fax: (65) 6398 5767
E-mail: poon.eeloo@rafflesholdings.com

Or visit our website at www.rafflesholdings.com

S:\IR\Analyst Briefing\V. 2005 full-year\News release FY2005 (Final).doc



RAFFLES HOLDINGS LIMITED

(Regn. No.: 199506093G)

Full Year Audited Financial Statement And Dividend Announcement

TABLE OF CONTENTS



RAFFLES HOLDINGS LIMITED

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

Year-to-date Dec 2005 vs Year-to-date Dec 2004 (YTD Dec 05 vs YTD Dec 04)

		Continuing Operations [1] (Year-To-Date)			Discontinued Operations [2] (Year-To-Date)			Group (Year-To-Date)		
		31-Dec-05	(Restated) # 31 Dec 2004	Incr / (Decr)	31-Dec-05	(Restated) # 31 Dec 2004	Incr / (Decr)	31 Dec 2005	(Restated) # 31 Dec 2004	Incr / (Decr)
	Notes	S$'000	S$'000	%	S$'000	S$'000	%	S$'000	S$'000	%
Turnover	i	**3,454**	**3,760**	(8)	**414,396**	**524,060**	(21)	**417,850**	**527,820**	(21)
Cost of sales	i	-	-	-	(200,410)	(257,253)	(22)	(200,410)	(257,253)	(22)
Gross profit	i	**3,454**	**3,760**	(8)	**213,986**	**266,807**	(20)	**217,440**	**270,567**	(20)
Advertising & promotion	ii	-	-	-	(25,474)	(31,619)	(19)	(25,474)	(31,619)	(19)
General & administration	ii	(12,595)	(5,680)	122	(49,061)	(77,594)	(37)	(61,656)	(83,274)	(26)
Property & maintenance	ii	(243)	(6)	3,950	(102,487)	(133,843)	(23)	(102,730)	(133,849)	(23)
Other operating income		702	660	6	3,872	6,916	(44)	4,574	7,576	(40)
(Loss)/Profit from operating activities before exceptional items	iii	**(8,682)**	**(1,266)**	586	**40,836**	**30,667**	33	**32,154**	**29,401**	9
Exceptional gains (net)	iv	1,750	2,000	(13)	614,919	5,717	10,656	616,669	7,717	7,891
(Loss)/Profit from operating activities after exceptional items		(6,932)	734	n.m.	655,755	36,384	1,702	648,823	37,118	1,648
Share of results of associated companies	v	44,464	44,276	0	-	(209)	n.m.	44,464	44,067	1
Profit before interest and tax		37,532	45,010	(17)	655,755	36,175	1,713	693,287	81,185	754
Finance income	vi	11,429	1,671	584	2,307	1,992	16	13,736	3,663	275
Finance costs	vii	(5,015)	(1,588)	216	(5,643)	(10,696)	(47)	(10,658)	(12,284)	(13)
Profit before tax	viii	43,946	45,093	(3)	652,419	27,471	2,275	696,365	72,564	860
Income tax expense	ix	(9,129)	(8,253)	11	(8,543)	(6,983)	22	(17,672)	(15,236)	16
Profit after tax *		34,817	36,840	(5)	643,876	20,488	3,043	678,693	57,328	1,084
* Attributable to:										
Shareholders of the Company	x	34,817	36,840	(5)	643,511	20,981	2,967	678,328	57,821	1,073
Minority interests		-	-	-	365	(493)	n.m.	365	(493)	n.m.
Total		34,817	36,840	(5)	643,876	20,488	3,043	678,693	57,328	1,084

n.m. - not meaningful

"Restated" used in this Announcement refers to the restatement of certain YTD Dec 04 figures for comparative purposes in accordance with the new and revised Singapore Financial Reporting Standards ("FRS") adopted with effect from 1 January 2005 as explained in Notes 4 and 5.

(1) Continuing Operations comprise RHL's 45% equity interest in Tincel Properties (which owns the Raffles City Complex) and the contract to manage the Complex. For YTD Dec 05, earnings from Continuing Operations included income of $44.5 mil from Tincel Properties and fee income of $3.5 mil from the management contract. The turnover under Continuing Operations comprised only the fee income as RHL does not consolidate turnover of Tincel Properties, which is a 45% associate.

(2) Discontinued Operations is RHL's entire Hotel Business which it divested. For YTD Dec 05, it included a net exceptional gain of $614.9 mil, comprising gain on Hotel Business divestment of $631.1 mill offset by certain provisions.

1(a) **An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year (cont'd)**

Fourth Quarter 2005 vs Fourth Quarter 2004 (4Q05 vs 4Q04)

	Notes	Continuing Operations[1]			Discontinued Operations[2]			Group (Fourth Quarter)		
		Q4 2005	(Restated) # Q4 2004	Incr / (Decr)	Q4 2005	(Restated) # Q4 2004	Incr / (Decr)	Q4 2005	(Restated) # Q4 2004	Incr / (Decr)
		S$'000	S$'000	%	S$'000	S$'000	%	S$'000	S$'000	%
Turnover	i	**777**	**934**	(17)	-	**141,154**	n.m.	**777**	**142,088**	(99)
Cost of sales	i	-	-	-	-	(67,789)	n.m.	-	(67,789)	n.m.
Gross profit	i	**777**	**934**	(17)	-	**73,365**	n.m.	**777**	**74,299**	(99)
Advertising & promotion	ii	-	50	n.m.	-	(9,963)	n.m.	-	(9,913)	n.m.
General & administration	ii	(6,978)	(1,394)	401	-	(16,562)	n.m.	(6,978)	(17,956)	(61)
Property & maintenance	ii	(197)	412	n.m.	-	(31,534)	n.m.	(197)	(31,122)	(99)
Other operating income		175	208	(16)	-	4,332	n.m.	175	4,540	(96)
(Loss)/Profit from operating activities before exceptional items	iii	**(6,223)**	**210**	n.m.	-	**19,638**	n.m.	**(6,223)**	**19,848**	n.m.
Exceptional gains (net)	iv	1,750	2,000	(13)	61,961	5,363	1,055	63,711	7,363	765
(Loss)/Profit from operating activities after exceptional items		(4,473)	2,210	n.m.	61,961	25,001	148	57,488	27,211	111
Share of results of associated companies	v	11,422	11,828	(3)	-	(250)	n.m.	11,422	11,578	(1)
Profit before interest and tax		6,949	14,038	(50)	61,961	24,751	150	68,910	38,789	78
Finance income	vi	10,065	(211)	n.m.	-	611	n.m.	10,065	400	2,416
Finance costs	vii	(2,631)	(512)	414	-	(4,578)	n.m.	(2,631)	(5,090)	(48)
Profit before tax	viii	14,383	13,315	8	61,961	20,784	198	76,344	34,099	124
Income tax expense	ix	(1,727)	2,509	n.m.	-	(2,564)	n.m.	(1,727)	(55)	3,041
Profit after tax *		12,656	15,824	(20)	61,961	18,220	240	74,617	34,044	119
* Attributable to:										
Shareholders of the Company	x	12,656	15,824	(20)	61,961	18,501	235	74,617	34,325	117
Minority interests		-	-	-	-	(281)	n.m.	-	(281)	n.m.
Total		12,656	15,824	(20)	61,961	18,220	240	74,617	34,044	119

n.m. - not meaningful

"Restated" used in this Announcement refers to the restatement of certain Q4 2004 figures for comparative purposes in accordance with the new and revised Singapore Financial Reporting Standards ("FRS") adopted with effect from 1 January 2005 as explained in Notes 4 and 5.

(1) Continuing Operations comprise Raffles Holdings Limited's (RHL's) 45% equity interest in Tincel Properties (which owns the Raffles City Complex) and the contract to manage the Complex. For Q4 2005, earnings from Continuing Operations included income of $11.4 mil from Tincel Properties and fee income of $0.8 mil from the management contract. The turnover under Continuing Operations comprised only the fee income as RHL does not consolidate the turnover of Tincel Properties, which is a 45% associate.

(2) Discontinued Operations is RHL's entire Hotel Business which it divested. For Q4 2005, it included a net exceptional gain of $62 mil comprising an additional gain on Hotel Business divestment of $78.3 mil offset by certain provisions.

Explanatory Notes

Performance (Full Year 2005 (FY05) versus Full Year 2004 (FY04))

i) Turnover, cost of sales and gross profit

Turnover

Continuing Operations

Turnover for Continuing Operations comprised fee income from the management of the Raffles City Complex. This was $0.3 mil lower due to lower retail marketing fees earned from fewer new leases and renewals during the year.

Discontinued Operations

Turnover for Discontinued Operations comprised revenue from the Group's Hotel Business. Turnover was 21% lower as FY05 turnover comprised only 9 months of operations compared to 12 months in FY04 due to the successful divestment of the entire Hotel Business by the Group on 30 September 2005. Turnover for the first 9 months of FY05 increased by 8% compared to the same period in FY 04.

Group

Turnover for the Group was also 21% lower due to the discontinuation of the Group's Hotel Business after its divestment on 30 September 2005.

Cost of Sales

Continuing Operations

As the Continuing Business comprised fee income earned from the management of Raffles City Complex, there was no direct cost of sales attributed to the fee income.

Discontinued Operations

Cost of sales for Discontinued Operations decreased by 22% as it comprised only 9 months of Hotel Business compared to 12 months in FY04.

Group

Consequently, the Group's cost of sales also decreased by 22% because of the divestment of Hotel Business on 30 September 2005.

Gross Profit

Continuing Operations

Turnover from Continuing Operations flow through entirely as gross profits as there was no direct cost of sales attributed to the fee income.

Discontinued Operations

Gross profit for Discontinued Operations decreased by 20% as it comprised only 9 months of profit compared to 12 months in FY 04.

Group

Consquently, gross profit for the Group also decreased by 20%.

ii) Advertising & promotion, general & administration and property & maintenance

Advertising & Promotion

Continuing Operations

As the Continuing Operations comprises mainly fee income as mentioned above, there were no associated advertising & promotion expenses.

Discontinued Operations

Advertising & promotions for Discontinued Operations referred to all expenses incurred for hotel sales & marketing activities. These included expenses relating to the operations of global sales offices, partner & loyalty marketing as well as brand promotion and marketing.

As the Hotel Business was divested on 30 September 2005, advertising & promotion expenses for Discontinued Operations decreased by 19%.

Group

Consequently, advertising & promotion expenses for the Group also decreased by 19%.

General & Administration

Continuing Operations

General & administration expenses for Continuing Operations was $6.9 mil higher due to one-off provision for consultancy fees related to the strategic review of the Group's business after the divestment of Hotel Business and the adoption of FRS 102 which increased staff cost by $1.2 mil. In addition, a portion of staff cost and other general & administration expenses was allocated to the Hotel Business in 2004. With the divestment of Hotel Business, all staff cost and other general & administration expenses were allocated to Continuing Business from 30 September 2005.

Discontinued Operations

General & administration expenses for Discontinued Operations decreased by 37% as it comprised 9 months of expenses compared to 12 months in 2004.

Group

General & administration expenses for the Group consequently decreased by 26%.

Property & Maintenance

Continuing Operations

Property maintenance expenses for Continuing Operations of $0.2 mil related to rental and depreciation expenses associated with the set up of a replacement corporate office after the divestment of Hotel Business.

Discontinued Operations

Property maintenance expenses for Discontinued Operations comprised mainly of hotel repair and maintenance expenses, utility expenses and depreciation. Property maintenance expenses decreased by 23% as it comprised only 9 months of such expenses compared to 12 months in 2004.

Group

Consequently, Group property & maintenance expenses decreased by 23 %.

iii) (Loss)/Profit from operating activities before exceptional items

Continuing Operations

The $7.4 mil increase in loss from operating activities was due mainly to higher one-off general & administration expenses as mentioned in para 1(a)(ii) above.

Discontinued Operations

Profit from operating activities of the Discontinued Operations was 33% higher as a result of higher turnover and lower operating expenses for the first 9 months of 2005 as explained in para 1(a)(i) and 1(a)(ii) above.

Group

Consequently, Group profit from operating activities increased by 9% to $32.2 mil.

iv) Exceptional gains

Continuing Operations

Exceptional gains from Continuing Operations related to the write back of provision for profit warranty extended by RHL in relation to the securitization of its 55% interest in Tincel Properties (Private) Limited no longer required as a result of better performance by Tincel Properties.

Discontinued Operations

Exceptional gain (net) from Discontinued Operations amounting to $614.9 mil comprised mainly of the gain from divestment of Hotel Business, offset by certain provisions. The successful divestment of the entire Hotel Business had allowed the Group to achieve an exceptional gain of $631.1 mil in 2005 derived from the gain from divestment and the realization of investment revaluation and foreign exchange reserves. This included an additional exceptional gain of $78.3 mil in Q4 2005 due to the recognition of additional consideration of $78.8 mil from the divestment less provisions for related transaction expenses. Under the Sale and Purchase Agreement, the group will receive additional consideration based on changes to net debt and net working capital of the Hotel Business to take into account the performance of the Hotel Business for the first 9 months of the 2005 when these adjustments are agreed by the parties. The exceptional gain in Q4 2005 was offset by certain provisions for insurance and claims amounting to $16.3 mil.

Group

Consequently, the Group achieved an exceptional gain of $616.7 mil in FY05 compared to $7.7 mil in FY04.

v) Share of results of associated companies

Share of results of associated companies under Continuing Operations represented earnings from the Group's 45% interest in Tincel Properties which owns the Raffles City Complex. This was higher than FY04 due to better operating performance of Tincel Properties.

vi) Finance income

Continuing Operations

Finance income increased from $1.7 mil to $11.4 mil due mainly to interest income earned from the balance of proceeds from the sale of the Group's Hotel Business as well as net foreign exchange gains.

Discontinued Operations

Finance income increased marginally from $2.0 mil to $2.3 mil due to net foreign exchange gains.

Group

As a result, Group Finance income increased from $3.7 mil to $13.7 mil in FY05.

vii) Finance costs

Continuing Operations

Finance cost under Continuing Operations increased by $3.4 mil due mainly to the payment of a one-off break-funding cost which resulted from an early repayment of a bank loan from surplus funds from hotel divestment proceeds.

Discontinued Operations

Finance costs under Discontinued Operations decreased by $5.1mil due mainly to lower borrowings after the divestment of Hotel Business on 30 September 2005. In addition there was a net foreign exchange loss of $2.5 mil in FY04.

Group

As a result, Group Finance Costs decreased by 13% to $10.7 mil.

viii) Profit before tax

Continuing Operations

Profit before tax for Continuing Operations was marginally lower than FY04 due to higher general & administration expenses and finance costs partially offset by higher finance income as mentioned in paragraphs 1(a)(ii), 1(a)(vi) and 1(a)(vii) above.

Discontinued Operations

Profit before tax for Discontinued Operations increased significantly from $27.5 mil in FY04 to $652.4 mil in FY05 due mainly to the exceptional gain on divestment of Hotel Business as mentioned in para (iv) above. Lower finance costs as well as better hotel performance during the first 9 months of the year also contributed to the higher profit.

Group

Consequently, profit before tax for the Group increased significantly by 860% from $72.6 mil in FY04 to $696.3 mil in FY05.

ix) Income tax expense

Continuing Business

Income tax expense for Continuing Operations increased by 10.6% due to additional provision for prior year's taxes of a subsidiary.

Discontinued Operations

Income tax expense for Discontinued Operations increased from $7.0 mil in FY04 to $8.5 mil in FY05, in line with the better hotel performance as mentioned in paragraph 1(a)(viii) above.

x) Profit attributable to shareholders of the Company (PATMI)

Group PATMI increased from $57.8 mil in FY04 to $678.3 mil in FY05, a significant increase of 1073%, due mainly to the exceptional gain from hotel divestment as described in para (iv) above. Excluding exceptional gains (net), Group operating PATMI increased by 23% due to better hotel performance for the first 9 months of the year, improved performance from its associate, Tincel Properties, as well as higher finance income.

xi) Additional Disclosures

	Group		
	2005	(Restated) # 2004	Incr / (Decr)
	S$'000	S$'000	%
Additional Disclosure			
Profit before tax was arrived at after:			
Charging			
Depreciation and amortisation	(35,811)	(49,336)	(27)
Allowance for doubtful debts	(60)	(4,074)	(99)
Bad debts written off	(63)	(13)	385
Net loss on disposal of property, plant and equipment	-	(379)	n.m.
Interest expense	(10,658)	(10,146)	5
Foreign exchange loss	-	(2,138)	n.m.
And crediting			
Interest income	8,809	3,347	163
Net gain on disposal of property, plant and equipment	1,219	-	n.m.
Foreign exchange gain	4,418	-	n.m.
Write-back of allowance for doubtful debts	814	183	345

xii) Extraordinary items

Nil

xiii) Adjustments for under or over provision of tax in respect of prior years

The adjustment for over provision of tax in respect of prior years is $1.7 mil as a result of reversal of provision no longer required (2004: $0.07 mil).

xiv) Refer to Appendix 1 for additional information to the income statement

xiv) **Discontinued Operations**

Discontinued Operations is RHL's entire equity interest in its hotel ownership operations, hotel management operations, hotel minority investments and other ancillary businesses related to the hospitality sector (the "Hotel Business") that RHL divested.

The Aggregate Consideration received on completion of the sale on 30 September 2005 was $1,445.5 mil. Under the Sale and Purchase Agreement, the Aggregate Consideration is subject to certain adjustments based on net debt and net working capital of the Hotel Business as at 30 September 2005 to take into account the performance in the first 9 months of the year. Additional consideration of $78.8 mil was recognised in Q4 2005 based on the status of discussion on the adjustments between the two parties. With these adjustments, the exceptional gain on divestment (including realization of reserves, net of estimated transaction costs and other charges) increased from $552.7 mil, as reported in the Q3 2005 announcement, to $631.1 mil. In addition, there are adjustments yet to be agreed by both parties and hence have not been included in the FY 2005 results.

xv) Profit for the year from Discontinued Operations

An analysis of the results of Discontinued Operations is as follows:

	Group (Year-To-Date)		
	31 Dec 2005	(Restated) # 31 Dec 2004	Incr / (Decr)
	S$'000	S$'000	%
Turnover	**414,396**	**524,060**	(21)
Net expenses	(376,896)	(502,306)	(25)
Exceptional gains (net)	614,919	5,717	10,656
Profit before tax of Discontinued operations	652,419	27,471	2,275
Income tax expense	(8,543)	(6,983)	22
Profit after tax of Discontinued operations	643,876	20,488	3,043

xvi) Profit on disposal of Discontinued Operations

	Group (Year-To-Date)		
	31 Dec 2005	(Restated) # 31 Dec 2004	Incr / (Decr)
	S$'000	S$'000	%
Cash Consideration	1,524,300	-	n.m.
Estimated transaction costs / other charges	(22,571)	-	n.m.
	1,501,729	-	n.m.
Net assets disposed	(947,870)	-	n.m.
Preliminary gain on disposal	553,859	-	n.m.
Investment revaluation reserve realised on disposal	11,758	-	n.m.
Exchange difference realised on disposal	65,450	-	n.m.
Gain on disposal of Discontinued Operations	631,067	-	n.m.

The impact of the Discontinued Operations on the cashflows of the Group (excluding cash consideration from the sale of Hotel Business) is as follows:

	Group (Year to date)		
	31 December 2005	(Restated) # 31 Dec 2004	Incr / (Decr)
	S$'000	S$'000	%
Operating cash flows	128,547	67,321	91
Investing cash flows	(13,209)	8,128	n.m.
Financing cash flows	(47,230)	(41,768)	13
Total cash flows	68,108	33,681	102

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	Group		Company	
	31 Dec 2005	(Restated) # 31 Dec 2004	31 Dec 2005	(Restated) # 31 Dec 2004
	S$'000	S$'000	S$'000	S$'000
Current assets				
Cash and cash equivalents	593,798	126,876	567,137	86,415
Receivables	83,786	78,738	84,084	17,714
Inventories	-	9,691	-	-
Other current assets	107	6,085	107	20
	677,691	221,390	651,328	104,149
Non-current assets				
Receivables	135	65,291	135	-
Other investments and assets	2,963	19,380	2,963	67
Investment in an associated company	704,481	723,709	371,441	371,441
Investments in subsidiaries	-	-	16,198	1,052,957
Investment property	-	59,800	-	-
Property, plant and equipment	439	1,103,732	78	12
Deferred tax assets	-	5,309	-	-
Goodwill	-	25,264	-	-
	708,018	2,002,485	390,815	1,424,477
Total assets	**1,385,709**	**2,223,875**	**1,042,143**	**1,528,626**
Current liabilities				
Trade and other payables	29,275	148,227	29,175	9,631
Provision for income tax	19,357	30,611	14,797	12,441
Borrowings	-	99,911	-	-
Provisions	2,925	4,042	2,925	4,042
	51,557	282,791	46,897	26,114
Non-current liabilities				
Borrowings	-	267,415	-	106,175
Deferred tax liabilities	-	27,854	-	-
Other non-current liabilities	1,621	11,474	1,621	1,183
Provisions	7,700	9,625	7,700	9,625
Loan from a subsidiary	-	-	4,277	-
	9,321	316,368	13,598	116,983
Total liabilities	**60,878**	**599,159**	**60,495**	**143,097**
Net assets	**1,324,831**	**1,624,716**	**981,648**	**1,385,529**
Share capital and reserves				
Share capital	678,526	667,277	678,526	667,277
Reserves	646,305	904,040	303,122	718,252
Total shareholders' equity	1,324,831	1,571,317	981,648	1,385,529
Minority interests	-	53,399	-	-
	1,324,831	**1,624,716**	**981,648**	**1,385,529**
Net tangible assets (Total shareholders' equity less goodwill)	1,324,831	1,546,053	981,648	1,385,529

Explanatory Notes

The changes in the balance sheet arose substantially from the deconsolidation of the Hotel Business following the completion of the divestment by the Group on 30 September 2005. The resultant balance sheet of the Group comprised mainly the investment in associate and cash consideration received from the sale of the Hotel Business.

The Group's net assets decreased by 18.5% as at 31 December 2005 compared to 31 December 2004. This was mainly due to:

(a) $678.3 mil profits earned for the year ended 31 December 2005 from both better operations and the exceptional gain on divestment.
(b) $12.3 mil increase in shareholders' equity arising from issuance of shares following the exercise of share options and release of performance shares
(c) $4.9 mil increase in the investment revaluation reserves for the Raffles Hotel Arcade

offset by:

(d) payment of interim special dividend of $826.6 mil and Final dividend for 2004 of $33.4 mil
(e) movement in foreign exchange reserves of $7.9 mil due to translation of net investments denominated in foreign currencies into Singapore Dollar
(f) realization of $77.2 mil investment revaluation reserve and foreign exchange reserve to profit and loss following the divestment.
(g) reduction of minority interest of $53.6 mil following the divestment.

1(b)(ii) Aggregate amount of group's borrowings and debt securities

(a) Amount repayable in one year or less, or on demand

As at 31 Dec 2005	
S$'000	S$'000
Secured	Unsecured
0	0

As at 31 Dec 2004	
S$'000	S$'000
Secured	Unsecured
59,735	40,176

(b) Amount repayable after one year

As at 31 Dec 2005	
S$'000	S$'000
Secured	Unsecured
0	0

As at 31 Dec 2004	
S$'000	S$'000
Secured	Unsecured
131,240	136,175

(c) Details of any collateral

At the end of the financial year, property, plant and equipment and certain current assets with total net book values as follows were mortgaged to banks to secure credit facilities for the Group's subsidiaries:

	31 Dec 2005	31 Dec 2004
	S$'000	S$'000
Property, plant and equipment and certain current assets mortgaged to banks	0	502,237

1(b)(iii) Refer to Appendix 2 for additional information on balance sheet

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Note	Group	
		31 Dec 2005	(Restated) # 31 Dec 2004
		S$'000	S$'000
Cash flows from operating activities			
Profit before tax		696,365	72,564
Adjustments for :			
Exceptional gains		(616,669)	(7,717)
Mark-to-market gain on derivative financial instruments		(484)	-
Share-based payment expense		3,569	1,303
Depreciation and amortisation		35,811	49,336
Exchange difference		(3,070)	(1,102)
Other dividend and Interest income		(8,834)	(3,663)
Interest expense		10,658	10,146
Provision for retirement gratuity		520	206
Net gain on disposal of property, plant and equipment and other assets		(1,689)	(326)
Fixed assets written off		470	96
Share of results of associated companies		(44,464)	(44,067)
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		72,183	76,776
Change in operating assets and liabilities :			
Inventories		1,073	(45)
Receivables		22,268	(12,626)
Payables		(44,782)	8,348
Cash generated from operations		50,742	72,453
Interest received from an associated company		45,650	45,684
Income tax paid		(18,019)	(14,515)
Long-term deposits refund		(308)	(707)
NET CASH INFLOW FROM OPERATING ACTIVITIES		78,065	102,915
Cash flows from investing activities			
Proceeds from sale of short-term market investments		-	109,369
Proceeds from repayment of loans by owners, net of disbursement of loans to owners of managed hotels		(17,483)	10,121
Purchase of property, plant and equipment		(14,476)	(17,896)
Other dividend and interest received		2,846	4,812
Net cash arising from disposal of Hotel Business	ii	1,399,564	-
Proceeds from sale of property, plant and equipment		17,609	1,562
Proceeds from related company arising from disposal of subsidiaries in financial year		-	11,947
Payment of income support and profit warranty in respect of subsidiary disposed		(1,292)	(1,711)
NET CASH INFLOW FROM INVESTING ACTIVITIES		1,386,768	118,204
Cash flows from financing activities			
Capital distribution paid to shareholders of the Company		-	(375,049)
Interest paid		(11,518)	(10,433)
Proceeds from issue of shares under share option plan		12,349	2,336
Dividend paid to shareholders of the Company		(860,077)	(33,338)
(Repayment of)/proceeds from term borrowings		(138,489)	73,223
NET CASH OUTFLOW USED IN FINANCING ACTIVITIES		(997,735)	(343,261)
Net increase/(decrease) in cash and cash equivalents held	iii	467,098	(122,142)
Cash and cash equivalents at the beginning of the financial year		126,700	248,842
Cash and cash equivalents at the end of the financial year	i	593,798	126,700

Explanatory Notes

i) For the purpose of the consolidated cash flow statement, the consolidated cash and cash equivalents at the end of the financial year comprised the following:

	Group	
	31 Dec 2005	31Dec 2004
	S$'000	S$'000
Cash and cash equivalents	593,798	126,876
Less: Bank overdrafts	-	(176)
Cash and cash equivalents per consolidated cash flow statement	593,798	126,700

ii) Disposal of Hotel Business

The attributable net assets and proceeds from disposal of the Hotel Business during the year were as follows:

	Group	
	31 Dec 2005	(Restated) # 31 Dec 2004
	S$'000	S$'000
Property, plant and equipment	1,043,880	-
Investment Properties	64,700	-
Intangible assets	25,264	-
Non-current assets	118,859	-
Other current assets	72,726	-
Cash and bank balances	45,936	-
Current liabilites	(122,196)	-
Interest bearing liabilties	(211,416)	-
Non-current liabilites	(36,298)	-
Net assets	1,001,455	-
Minority interests	(53,585)	-
Net assets disposed	947,870	-
Realisation of reserves	(77,208)	
Gain on disposal of subsidiary	631,067	-
Sales proceeds, net of transaction costs	1,501,729	-
Less: Cash disposed	(45,936)	-
: Cash consideration receivable	(78,800)	
Add: Transaction costs payable / other charges	22,571	-
Net cash inflow on disposal	1,399,564	-

iii) Cash and cash equivalents balance as at 31 December 2005 increased by $467.1 mil as the net cashflow from operations and aggregate consideration of $1,445.5 mil from the divestment more than funded the $826.6 mil interim special dividend, 2004 final dividend and repayment of loans.

At year end, the cash has been placed in fixed deposits pending deployment.

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

Group

	Total shareholders' equity						Minority interests	Total equity
	Share capital	Share premium	Investment revaluation reserve	Exchange fluctuation and other reserves	Retained profits	Total		
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'00C	S$'00C	S$'00C
As at 1 Jan 2005	667,277	105,169	232,103	(4,797)	571,122	1,570,874	53,399	1,624,273
Adjusted retrospectively								
-Effect of adopting FRS 21	-	-	-	(605)	605	-	-	-
-Effect of adopting FRS102	-	-	-	1,538	(1,095)	443	-	443
	667,277	105,169	232,103	(3,864)	570,632	1,571,317	53,399	1,624,716
Adjusted prospectively								
-Effect of adopting FRS39	-	-	-	-	(484)	(484)	-	(484)
As restated	667,277	105,169	232,103	(3,864)	570,148	1,570,833	53,399	1,624,232
Revaluation gain on investment property	-	-	4,900	-	-	4,900	-	4,900
Net currency translation adjustment	-	-	-	(7,863)	-	(7,863)	(179)	(8,042)
Net gains/(losses) not recognised in income statement	-	-	4,900	(7,863)	-	(2,963)	(179)	(3,142)
Net profit after tax	-	-	-	-	678,328	678,328	365	678,693
Transfer to income statement upon disposal of subsidiaries	-	-	(11,758)	(65,450)	-	(77,208)	-	(77,208)
Total recognised (losses)/gains for the financial year	-	-	(6,858)	(73,313)	678,328	598,157	186	598,343
Value of employee service	-	-	-	3,569	-	3,569	-	3,569
Transfer from capital reserves to retained earnings upon disposal of subsidiaries	-	-	-	80,411	(80,411)	-	-	-
Issue of shares under share option and performance shares plan	11,249	2,628	-	(1,528)	-	12,349	-	12,349
Transfer from retained profits to capital reserves	-	-	-	130	(130)	-	-	-
Deconsolidation upon disposal of subsidiaries	-	-	-	-	-	-	(53,585)	(53,585)
Dividends	-	-	-	-	(860,077)	(860,077)	-	(860,077)
As at 31 Dec 2005	678,526	107,797	225,245	5,405	307,858	1,324,831	-	1,324,831
As at 1 Jan 2004	1,040,007	105,152	230,278	(7,523)	544,494	1,912,408	53,976	1,966,384
Adjusted retrospectively								
- Effect of adopting FRS 21				(1,835)	1,835	-	-	-
- Effect of adopting FRS 102				235	(118)	117	-	117
As restated	1,040,007	105,152	230,278	(9,123)	546,211	1,912,525	53,976	1,966,501
Revaluation gain on investment properties	-	-	1,825	-	-	1,825	-	1,825
Net currency translation adjustment	-	-	-	3,894	-	3,894	(84)	3,810
Net gains not recognised in income statement	-	-	1,825	3,894	-	5,719	(84)	5,635
Net profit after tax	-	-	-	-	57,821	57,821	(493)	57,328
Total recognised gains for the financial year	-	-	1,825	3,894	57,821	63,540	(577)	62,963
Capital distribution	(375,049)	-	-	-	-	(375,049)	-	(375,049)
Transfer from retained profits to capital reserves	-	-	-	62	(62)	-	-	-
Value of employee service	-	-	-	1,303	-	1,303	-	1,303
Issue of shares under share option and performance shares plan	2,319	17	-	-	-	2,336	-	2,336
Dividends	-	-	-	-	(33,338)	(33,338)	-	(33,338)
As at 31 Dec 2004	667,277	105,169	232,103	(3,864)	570,632	1,571,317	53,399	1,624,716

Company

	Share capital	Share premium	Exchange fluctuation and other reserves	Retained profits	Total
	S$'000	S$'000	S$'000	S$'000	S$'000
As at 1 Jan 2005	667,277	105,169	25,887	586,776	1,385,109
Applied retrospectively					
- Effect of adopting FRS21	-	-	(25,887)	25,887	-
- Effect of adopting FRS102	-	-	1,515	(1,095)	420
	667,277	105,169	1,515	611,568	1,385,529
Applied prospectively					
- Effect of adopting FRS39	-	-	-	(467)	(467)
As restated	667,277	105,169	1,515	611,101	1,385,062
Net profit after tax	-	-	-	440,722	440,722
Value of employee service	-	-	3,592	-	3,592
Issue of shares under share option and performance shares plan	11,249	2,628	(1,528)	-	12,349
Dividends	-	-	-	(860,077)	(860,077)
As at 31 Dec 2005	678,526	107,797	3,579	191,746	981,648
As at 1 Jan 2004	1,040,007	105,152	32,871	582,832	1,760,862
Applied retrospectively					
- Effect of adopting FRS21	-	-	(32,871)	32,871	-
- Effect of adopting FRS102	-	-	235	(118)	117
As restated	1,040,007	105,152	235	615,585	1,760,979
Net profit after tax	-	-	-	29,321	29,321
Capital distribution	(375,049)	-	-	-	(375,049)
Value of employee service	-	-	1,280	-	1,280
Issue of shares under share option and performance shares plan	2,319	17	-	-	2,336
Dividends	-	-	-	(33,338)	(33,338)
As at 31 Dec 2004	667,277	105,169	1,515	611,568	1,385,529

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Share options

In 2005, the Company issued 27,898,774 ordinary shares of $0.32 each (2004: 3,594,628 and 1,629,758 ordinary shares of $0.50 each and $0.32 each respectively) for cash upon the exercise of options granted under the Raffles Holdings Share Option Plan (the "Share Option Plan").

As at 31 December 2005, there were 21,318,143 (2004: 33,744,224) unissued shares under option of $0.32 each of the Company under the Share Option Plan.

	Share options
Movements are as follows:	
As at 1 January 2005	33,744,224
Granted during the financial year	12,156,400
Adjustments during the financial year following the declaration of an interim special dividend of S$0.40	9,425,231
Cancelled during the financial year	(6,108,938)
Exercised during the financial year	(27,898,774)
As at 31 December 2005	21,318,143

Performance Shares

The Performance Share Plan contemplates the award of fully-paid shares to participants to achieve pre-determined targets that create and enhance economic values for shareholders of the Company (the "Conditional Awards"). During the financial year, 1,470,000 (2004: 1,811,323) new Conditional Awards were granted. Performance shares are only released (the "Release") against the Conditional Awards at the end of the performance period and when the pre-determined targets are achieved. During the financial year, 7,246,344 (2004: Nil) ordinary shares of $0.32 each were released against the Conditional Awards. As at 31 December 2005, there were no Conditional Awards outstanding (2004: 5,885,044 Conditional Awards including adjustments made following the Capital Distribution and Capital Reduction exercise in May 2004).

The details of the Performance Share Plan can be found in the 2004 Annual Report.

2. Whether the figures have been audited, or reviewed and in accordance with which auditing standard or practice.

The full year figures have been audited by the Group auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Please find the attached auditors' report on the full year financial statements for the year ended 31 December 2005.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has adopted the following new and revised Singapore Financial Reporting Standards (FRS) issued in July 2004 by the Council on Corporate Disclosure and Governance, with effect from the financial year beginning 1 January 2005:
Revised FRS 21 on The Effects of Changes in Foreign Exchange Rates, FRS 39 on Financial Instruments: Recognition and Measurement and FRS 102 on Share-based Payments.

In accordance with the transitional provisions of FRS 39, the effect of recognition, derecognition and measurement of financial instruments, for periods prior to 1 January 2005, is not restated. Consequently, the comparative figures for 2004 have not been restated.

The implementation of FRS 21 and FRS 102, on the other hand, are applied retrospectively and the comparative figures for 2004 are restated accordingly.

The net effect of the implementation of the new and revised FRS are disclosed in Note 5.

Apart from the above, the Group adopted various revisions in FRS, applicable from 1 January 2005. These are currently assessed to have no material impact to the Group results.

Except as disclosed above, the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting financial year compared with the financial statements as at 31 December 2004.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

The effects of the implementation of the new and revised standards on net profit, net tangible assets and opening retained profits of the Group and of the Company were as follows:

	FRS21	**FRS39**	**FRS102**	
	Increase / (decrease)			Net
S$'mil	**Group**			impact
Net profit for the financial year ended 31 December 2004	(1.2)	-	(1.0)	(2.2)
Net profit for the financial year ended 31 December 2005	(0.6)	0.5	(2.5)	(2.6)
Opening retained profits as at 1 January 2004	1.8	-	(0.1)	1.7
Opening retained profits as at 1 January 2005	0.6	(0.5)	(1.1)	(1.0)

	FRS21	**FRS39**	**FRS102**	
	Increase / (decrease)			Net
S$'mil	**Company**			impact
Net profit for the financial year ended 31 December 2004	(7.0)	-	(1.0)	(8.0)
Net profit for the financial year ended 31 December 2005	(25.9)	0.5	(2.5)	(27.9)
Opening retained profits as at 1 January 2004	32.9	-	(0.1)	32.8
Opening retained profits as at 1 January 2005	25.9	(0.5)	(1.1)	24.3

6. Earnings per ordinary share of the group for the current year reported on and the corresponding year of the immediately preceding financial year, after deducting any provision for preference dividends.

		Group (Year-To-Date)	
		31 Dec 2005	(Restated) # 31 Dec 2004
Continuing Operations			
(a)	Based on the weighted average number of ordinary shares on issue (cents)	1.66	1.77
(b)	On fully diluted basis (cents)	1.65	1.76
Discontinued Operations			
(a)	Based on the weighted average number of ordinary shares on issue (cents)	30.70	1.01
(b)	On fully diluted basis (cents)	30.50	1.00
Group			
(a)	Based on the weighted average number of ordinary shares on issue (cents)	32.36	2.78
(b)	On fully diluted basis (cents)	32.15	2.76

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the :-
(a) current financial year reported on; and
(b) immediately preceding financial year

	Group	
	31 Dec 2005	(Restated) # 31 Dec 2004
Net asset value* per ordinary share (S$)	0.62	0.78

	Company	
	31 Dec 2005	(Restated) #
Net asset value* per ordinary share (S$)	0.46	0.66

* Represents total assets minus total liabilities as defined in Chapter 1002 of the SGX Listing Manual.

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial year reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial year reported on.

In 2005, the Group achieved a significant milestone in its continuing efforts to create and unlock shareholders' value. On 30 September 2005, the Group successfully completed the divestment of its entire Hotel Business for an enterprise value of $1.72 billion and received an aggregate consideration of $1,445.5 mil ("Aggregate Consideration"). In Q4 2005, the Group recognized additional consideration of $78.8 mil ("Additional Consideration") due to certain adjustments arising from the net debt and net working capital balances of the Hotel Business as at 30 September 2005 as provided for in the Sale and Purchase Agreement.

The Aggregate Consideration and Additional Consideration resulted in a divestment gain of $631.1 mil for the Group in FY05 which created significant value for shareholders. This has allowed the Group to pay an interim special dividend of $826.6 mil or 40 cents/share on 30 November 2005 to shareholders. This is in addition to the Final dividend of approximately $42.4 mil or 2 cents/share it is proposing for financial year ended 2005.

The Group had successfully pursued options to create and unlock value and had previously executed several such initiatives. The decision to divest the entire Hotel Business in 2005 was reached after a thorough review of strategic options to maximize value for shareholders. While the Hotel Business had performed well, it was at strategic crossroads. To grow the Hotel Business to gain global scale would entail significant capital investments. The strong performance of the Hotel Business combined with the active global merger and acquisitions market presented an unique opportunity for the Group to unlock significant value for shareholders.

The detail turnover and profitability of the Group are as outlined in the tables below:

(i) **Turnover**

	Group (Year-To-Date)			
	31 Dec 2005	(Restated) # 31 Dec 2004	Incr / (Decr)	
	S$'mil	S$'mil	S$'mil	%
TOTAL	**417.9**	**527.8**	**(109.9)**	**(21)**

(ii) **Profitability**

	Group (Year-To-Date)			
	31 Dec 2005	(Restated) # 31 Dec 2004	Incr / (Decr)	
	S$'mil	S$'mil	S$'mil	%
Earnings before interest, tax, depreciation & amortisation (EBITDA)				
Comprising:				
EBITDA from operations	126.1	124.3	1.8	1
Exceptional gain	616.7	7.7	609.0	7,909
TOTAL	**742.8**	**132.0**	**610.8**	**463**
Profit after tax and minority interests attributable to shareholders (PATMI)				
PATMI from operations	**61.6**	**50.1**	**11.5**	**23**
Exceptional gains after tax	616.7	7.7	609.0	7,909
TOTAL	**678.3**	**57.8**	**620.5**	**1,074**

For FY05, the Group achieved a strong 463% growth in earnings before tax, depreciation and amortisation (EBITDA) to $742.8 mil on lower turnover. This was due to better performance from operations, higher interest income and the $631.1 mil gain on divestment of the Hotel Business.

Profits attributable to shareholders (PATMI) improved more than 10 times over FY04 to $678.3 mil. Excluding the exceptional gain, PATMI from operations improved by 23% to $61.6 mil. Turnover was 21% lower because the Hotel Business was divested on 30 September 2005.

Following the divestment, the Group continues to have a sizeable business with its 45% equity interest in Tincel Properties which owns Raffles City Complex and the contract to manage the Complex ("Continuing Business"). Tincel Properties derives its earnings from lease payments from the two hotels and rental income from the retail and commercial office spaces in Raffles City. For FY05, the Group's Continuing Business contributed $34.8 mil in PATMI. Following the divestment, the contribution from hotel operations which amounted to $28.6 mil in PATMI for the first 9 months in 2005 would cease.

(iii) Additional Consideration from the divestment of the Hotel Business Divestment

In the Q3 2005 announcement, RHL had announced that it had completed the sale of its Hotel Business to Colony HR Acquisitions, LLC, an affiliate of Colony Capital, LLC ("Colony Capital") on 30 September 2005 for an enterprise value of approximately $1.72 billion and received an Aggregate Consideration of S$1,445.5 mil ("Aggregate Consideration") in cash.

Under the Sale and Purchase Agreement, RHL has, as is usual for such transactions, provided general and tax warranties to Colony Capital. The general warranties will expire by 30 Sep 2006 and the tax warranties will expire 6 years from 30 Sep 2005 and these are capped at 25% of the Aggregate Consideration.

Under the Sale and Purchase Agreement, the Aggregate Consideration is subject to certain adjustments based on net debt and net working capital of the Hotel Business as at 30 September 2005 to take into account the performance in the first 9 months of the year. These adjustments resulted in recognition of additional consideration of $78.8 mil in Q42005. With the additional consideration, the exceptional gain on divestment (including realization of reserves and net of related transaction costs) increased from $552.7 mil to $631.1 mil. In addition, there are other adjustments yet to be agreed by both parties and hence have not been included in the FY 2005 results.

(iv) Review Of Operating Performance (FY05 vs FY04)

The main activities of the Group's Continuing Business is its 45% interest in Tincel Properties which owns Raffles City Complex and the contract to manage the complex. The Raffles City Complex comprises the 2 hotels, namely Raffles The Plaza and Swissotel the Stamford, with 2030 guest rooms, Raffles City Shopping Centre with 27,731 square metres of retail space and Raffles City Tower with 34,828 square metres of office space.

The Raffles The Plaza and Swissotel the Stamford Lease

Lease payment from the two hotels comprises a fixed based rent, a variable rent pegged as a percentage of the gross income derived from the operations of the hotels and the hotels' share of service charge expense for the entire complex.

In FY05, rental revenue from the lease of the hotels increased by 3.8% over FY04 due to higher contribution from variable rent arising from growth in the hotels' gross revenue and higher service charge contribution.

The hotels benefited significantly from the improvement in Singapore's visitor arrivals, which exceeded 2005 targets with 8.94 million arrivals. Additionally, the hotels played host to a number of international conferences notably the 117th International Olympic Committee (IOC) Session that not only helped boost the hotels' occupancy and revenue but also positioned Raffles City in the center of global media attention.

Raffles City Shopping Centre ("RCSC")

It was a growth year for both retailers & retail landlords in 2005 with market sentiment at its most positive in recent years. Retail sales are estimated to have risen 7-8% in 2005. Demand for retail space remained strong, fuelled by new consumer segments and lifestyles as retailers introduced new concept stores, notably from the entertainment & wellness/beauty sectors. With healthy demand and minimal new supply in 2005, occupancy rates remained firm with prime shopping malls in Orchard Road and suburban centres experiencing near full occupancy.

Despite good demand and limited supply, rental growth remained gradual due to rising exchange rates and oil prices affecting retailers' profit margins and hence, their willingness to pay high rents. Average prime rents rose 1.9% in 2005 to reach $33.00 psf pm while suburban rents averaged $27.00 psf pm, up 1.5% from 2004.

As at end 2005, RCSC enjoyed a near full occupancy rate of 99%, an increase of 0.5 percentage points over Q3 2005 and marginally lower than 99.2% as at end 2004. RCSC continued to be successful in maintaining its premium positioning with a fashion and lifestyle focus. Shopper traffic remained consistently strong year-on-year, averaging 2.26 million shoppers per month.

For FY05, RCSC's rental revenue increased by 5.2% over FY04 as a result of higher variable rent arising from improvement in tenant sales, higher renewal rents as well as asset enhancement initiatives implemented earlier in the year. These initiatives included the conversion of lower yielding hotel space to retail space, re-conceptualization of existing retail spaces and conversion of circulation areas to new food & beverage outlets and resulted in a total of 1,830 square feet of new retail space for the year. The new retail space RCSC had added through its various asset enhancement intiatives over the past 2 years totalled 14,500 square feet.

In addition, a key asset enhancement initiative that will create further value for shareholders was announced in June 2005. This was the launch of the Raffles MarketPlace, comprising conversion of 50,000 square feet of non- revenue generating back-of-house space as part of its extended retail and F&B footprint in Basement 1. The Raffles MarketPlace, will feature trendy lifestyle, fashion and F&B offerings in an informal and organic setting. Interest from retailers has been encouraging with 60% of the space pre-committed as at end 2005. The Raffles Marketplace, on track to open in July 2006, is well positioned to be ahead of the curve, leveraging on its connectivity to the City Hall MRT Station and its future connection to the Circle Line MRT.

RCSC introduced new trend-setting fashion and lifestyle tenants in 2005 to further enhance its premium positioning and desired tenancy mix. In all, RCSC introduced a total of 21 new tenants comprising 41% fashion, 28% food & beverage and 31% life style tenants respectively.

In 2005, RCSC hosted a number of iconic fashion and arts events to further reinforce the centre's brand positioning and raised its profile and visibility in Singapore and the region to attract and sustain the high volume of footfall to the Center. The events included Shanghai In Vogue, a first-ever Shanghai-themed fashion showcase of the Chinese city's top emerging fashion and accessories designers, lifestyle brands and creative talents. Held in conjunction with the Singapore Fashion Festival 2005 organized by the Singapore Tourism Board, the event received extensive media coverage both locally and around the region. The center was also presenter of the Singapore Fashion Designers Contest and the Asian Young Fashion Designers Contest in conjunction with The Singapore Fashion Week, jointly organized with IE Singapore and the Textile Federation of Singapore. In the Arts arena, RCSC hosted Mirando Al Cielo – a revolutionary dance performance from Spain, choreographed for viewing from beneath a transparent stage at the annual Singapore Arts Festival.

Batman Begins, the centre's Christmas year-end blockbuster rounded up the year on a high note. The entertainment program and other interactive activities played to capacity crowds and drew overwhelming response all round. RCSC's late night shopping events in June and December performed well achieving good incremental sales and footfall for the tenants.

During the year, RCSC entered into a number of strategic alliances with several key partners including Visa International as the mall's official preferred card partner for 2005/2006, General Motors Overseas Distribution Corporation (GM ODC) as the centre's exclusive automobile partner for 2005 and established marketing initiatives with several partners such as Elle Singapore, Mediacorp Television Twelve, The Ascott International and Warner Bros. Movie World, Gold Coast Australia.

Raffles City Tower ("RCT")

Office demand in 2005 is estimated at 2.0 million sq ft, some 50% higher than the 10-year average (1995-2004) of 1.32 million sq ft and similar to the pre-Asian financial crisis average of 2.0 million sq ft. It was a particularly good year for the office market with net positive demand and tight availability of quality options underpinning rental recovery and growth. Demand emanated mainly from the private wealth management companies, financial services, global offshoring activities, advertising, law & IT firms.

On the back of economic growth and healthy demand, prime office rents rose to $5.20 psf pm by end 2005, reflecting a 18.2% YOY increase, significantly higher than the 10.0% full-year growth in 2004. Occupancy as at end 2005 stood at 92.5%, up 1.3% from 3Q2005. Islandwide occupancy improved from 84% to 87% YOY.

Through innovative and competitive lease packaging, RCT achieved occupancy of 96.7% as at end 2005, 4.1 percentage points above Q3 2005 and 3.5 percentage points higher than the corresponding period in 2004. For the full year 2005, RCT's occupancy averaged 93.5% compared with 94% for 2004. The strong take up rate in Q4 2005 has offset the lower occupancy achieved in the 1st three quarters of the year. Revenue for the year was 6% lower than 2004. This was due to the impact of lower occupancy in the first 3 quarters of 2005 compared with the corresponding period in 2004. Further, contribution from expired leases was higher than new leases secured at prevailing rental rates.

(v) Awards and Accolates

The Group received numerous awards and accolades in 2005.

These include Raffles Holdings being conferred:

- "Deal of the year" award at the 16th Annual Hotel Investment Conference Asia Pacific for the divestment of its Hotel Business.
- Distinguished Patron of the Arts Award by the National Arts Council for six consecutive years since 2000
- Most Transparent Company Award (Hotel Category) by Securities Investors Association of Singapore (SIAS) for six consecutive years since 2000

Tincel Properties being conferred:

- Fire Safety Excellence Award 2005 by the National Fire Prevention Council for the sixth time since 1993.
- Top five finalists in the Best Shopping Experience – Shopping Centre category in the 19th Tourism Awards (2004) by Singapore Tourism Board.
- Winner of the Singapore Retailers Association Shopping Centre Scorecard 2005 for outstanding efforts in Mall Management.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

In its Q3 2005 results announcement, it was stated that:

"The Group expects its operating performance in Q4 2005 and full year to be profitable. "

The current announced results are in line with the prospect statement disclosed to the shareholders in the last announcement.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting year and the next 12 months.

The Group's Continuing Business comprises its share of income from Tincel Properties and contract to manage the Raffles City Complex. Tincel Properties derives its earnings from lease payments from the two hotels, rental income from the retail and commercial office space in Raffles City.

Raffles City Shopping Centre will focus on the launch of The Raffles MarketPlace in July 2006 while continuing in parallel to leverage on its asset enhancement initiatives and further enhance its tenancy mix to reflect a stronger focus on fashion, lifestyle and the arts. In the marketing arena, RCSC will also pursue initiatives to strengthen its alliances with strategic partners to further enhance its desired customer profile and mix. RCT will continue to retain its existing tenants and attract new ones through innovative and competitive lease packaging.

The Ministry of Trade and Industry has forecast healthy economic growth for Singapore in 2006 ranging between 3.0% to 5.0%. Tourist arrivals are also forecast by the Singapore Tourism Board to grow steadily from 8.9 mil visitors in 2005 to 9.4 mil visitors in 2006. The outlook for retail property market is expected to be stable with moderate increases in rental rates. In 2006, 19% of the lettable space for RCSC will be due for renewal. Leasing activities for office space are projected to remain strong in 2006. Prime and Grade A office rents are projected to rise 20% in 2006, translating to average rents of $6.20 psf and $7 psf respectively. In 2006, 46.5% of lettable space in RCT will be due for renewal.

Looking ahead, the Group expects Tincel Properties' performance to be underpinned by these healthy growth forecast.

The Group expects its performance in Q1 2006 to be profitable in line with the positive outlook for Tincel Properties. The year on year comparison for Q1 2006 will however be moderated by the higher base of comparison in Q1 2005 which included the Hotel Business that the Group had divested on 30 September 2005. The Group also expects its performance for the whole of 2006 to be profitable. The year on year comparison will however be moderated by the higher base of comparison for FY05 which included 9 months of hotel operations as well as the high exceptional gain derived from the divestment of its Hotel Business in 2005.

Plans Going Forward

Following the divestment of the hotel business on 30 September 2005, the Group continues to own a sizeable business with its 45% equity interest in Tincel Properties which owns the Raffles City Complex and contract to manage the complex.

As announced on 28 October 2005, the Board appointed DBS to assist in the review of possible options for the Company, which included but were not limited to:-
–pursuing a new related business;
–retaining the status quo and adopting a 100% dividend pay-out policy; and
–unlocking value from its 45% interest in Raffles City Complex.

The Board is currently of the view that shareholders' interests are best served by focusing on the third option. The board will explore ways for this course of option and will inform shareholders as soon as practical.

In the meantime, the Group will continue to focus on its 45% equity interest in Raffles City Complex, which continues to yield a stable and substantive income.

11. Risk Factors

The Group manages risk under an overall strategy determined by the Board and supported by the Audit Committee, Management Committee, Treasury Committee and an Internal Audit resource.

The Group's risk management framework provides a structured context for Management to undertake periodic reviews of the past performance of, and to profile the current and future risks facing the Group. These risks are controlled and managed within the overall risk management framework under the leadership of the Management Committee. This framework is designed using an enterprise-wide risk management methodology which incorporates risk identification, analysis, assessment, treatment and monitoring/review of a wide range of risk and compliance issues including external environment, process risk and decision making risks.

This framework is implemented at each operating unit and monitored at the Group level. Within this structure, potential risk exposures are assessed to determine the appropriate type of risk management to be applied.

In line with good corporate governance, the Group has in place an Internal Audit resource, which focuses on providing an independent resource and perspective to both the Board and the Audit Committee, on the processes and controls that help to mitigate major risks.

The key types of risk include:

- Financial risk
- Operational risk
- Competition risk
- Investment risk
- Compliance and legal risk
- Interested persons transactions risk
- Human resource risk

Financial Risk Management

The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. When necessary, the Group uses financial and other instruments such as interest rate caps in connection with its risk management activities and does not hold or issue financial instruments for trading purposes.

The Group has written risk management policies and guidelines which set out its tolerance of risk and its general risk management philosophy and has established processes to monitor and control the hedging of transactions in a timely and accurate manner.
Prior to the completion of the sale of the hotel-related business segment on 30 September 2005 ("sale of the hotel business"), the Group and the Company were exposed to a variety of financial risks, including the effects of changes in foreign currency exchange rates and interest rates. Subsequent to the sale of the hotel business, these financial risks have been reduced substantially.

Foreign exchange risk

Prior to the sale of the hotel business, the Group operated internationally and hence was exposed to foreign exchange risk for various currencies, primarily with respect to Swiss Franc, Sterling Pound, Euro Dollar, United States Dollar, Australian Dollar, Japanese Yen and Thai Baht. Subsequent to the sale of the hotel business, the Group operates mainly in Singapore and hence has minimal foreign exchange risk.

In respect of transactional exposures of the Group in currencies other than the functional currencies of the operating entities, the Group ensures that the net exposure is kept to an acceptable level.

In respect to translation exposures, prior to the sale of the hotel business, the Group and the Company had also a number of investments in foreign subsidiaries, net assets of which were exposed to currency translation risk. These assets were long-term in nature and the exchange differences arising from translation were taken directly to the exchange fluctuation reserve. Subsequent to the sale of the hotel business, the exposure to currency translation risk is minimised. The exchange rates are monitored regularly.

Interest rate risk

Prior to the sale of the hotel business, the Group's exposure to market risk for changes in interest rates related primarily to the Group's investment portfolio and debt obligations. The portfolio primarily includes cash and debt securities with active secondary or resale markets. The Group also used a mix of fixed and floating rate debt, and financial instruments such as interest rate caps to manage its interest cost.

Subsequent to the sale of the hotel business, the Group's investment portfolio and debt obligations were significantly reduced and currently, the Group's exposure to market risk for changes in interest rates related primarily to the Company's cash and cash equivalents. The interest rates are monitored regularly.

Credit risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities. The Group aims to maintain its flexibility in funding by keeping committed credit lines available.

Operational Risk Management

Operational risk, which is inherent in all business activities, is the potential for financial loss, and business instability arising from failures in internal controls, operational processes or the systems that support them.

Prior to the completion of the sale of the hotel business, our hotel properties were subjected to operational risks common to the hotel industry. Subsequent to the sale of the hotel business, these operational risks have been eliminated.

Our associate, Tincel Properties, is subject to operating risks common to the property leasing industry. These include increase in operating costs due to increases in oil prices, rising labor cost, maintenance cost and property taxes.

It is recognised that operational risks can never be entirely eliminated and that the cost controls in minimising these risks may outweigh the potential benefits. Accordingly, the Group continues to focus on risk management and incident management. The Group also has in place operating manuals, standard operating procedures, delegation of authority guidelines and a regular reporting framework, which encompasses operational and financial reporting. To reinforce the implementation of the Group's risk strategy by the operating units, independent checks on risk issues are undertaken by the Internal Audit function. Where appropriate, this is supported by risk transfer mechanisms such as insurance.

With regard to insurance against risk, it is not practicable to insure against every risk to the fullest extent. The insurance market remains difficult, both as to breadth and cost of coverage and in some cases external insurance is simply unavailable or is not available at an economic price. Where there is external insurance, and in view of increased premiums for, in some cases, reduced cover, the Group regularly reviews both the type and amount of external insurance that it buys, bearing in mind the availability of such cover, its price and the likelihood and magnitude of the risks involved. The Group has maintained insurance levels determined to be appropriate in the light of the cost of cover and risk profiles of the businesses in which it operates.

Competition Risk Management
Prior to the completion of the sale of the hotel business, the Group was exposed to competition risks in the hotel business segment. The Group's hotels had to compete with international, regional and independent hotel companies, some of which might have a wider geographic presence, have greater financial resources and have brand presence in more travel destinations. Subsequent to the sale of the hotel business, competition risks from other hotels have been reduced substantially.

The Group's core business is now its 45% interest in Tincel Properties which derives its earnings from lease payments from the hotels, rental income from retail and commercial space in the Raffles City Complex. Tincel Properties is exposed to competition risks in the retail and office segments. The Group is exposed to risk that not all or any of its tenants will renew their leases, or that the new lease terms will not be as favourable to the Group as the existing leases. In the event that one or more of the tenants does not renew its lease, the Group will need to find a replacement tenant or tenants, which could subject the Group to periods of vacancy and /or refitting for which the Group would not receive rental income.

To minimise its exposure to this factor, the renewal of tenants are spread out as much as possible. The tenant management process also involves maintaining close dialogue with the tenants to ensure that their needs are addressed. The trade mix is regularly reviewed and optimised to ensure that the complex maintains its competitive positioning in the market place.

In addition, a comprehensive promotion programme is also in place to constantly generate "top of mind" awareness and customer traffic to the retail complex. The maintenance and upkeep of the complex is also a priority to ensure that the image of the complex is maintained.

Investment Risk Management
The Group's capital investment decision process is guided by investment parameters instituted on a Group-wide basis.

All investments are subject to vigorous scrutiny to ensure that they meet the relevant hurdle rates of return and country limits, and all the relevant risks factors such as operating currency, liquidity risks are considered comprehensively.

In addition, the Board requires that each major investment proposal submitted to the Board for decision is accompanied by a comprehensive risk assessment and Management's proposed mitigation strategies.

Compliance & Legal Risk Management
The Group's operations are subject to regulations and further changes in regulations could adversely affect results of operations. Possible future regulations, particularly in the areas of competition law, taxation policy, consumer protection and environmental law could affect the Group's operations.

The responsibility to ensure compliance with applicable laws and regulations lies with the respective operating business heads and oversight in the discharge of their responsibilities is provided by the Internal Audit function.

Legal risk is the risk that the business activities of the Group have unintended or unexpected legal consequences. It includes risks arising from:-
- Actual or potential violations of laws or regulations (which may attract a civil or criminal fine or penalty);
- Inadequate documentation, legal or regulatory incapacity, insufficient authority of a counter-party and uncertainty about the validity or enforceability of a contract in counter-party insolvency;
- Failure to protect the Group's property (including its interests in its premises and its intellectual property such as the Raffles and related logos, brand names and products); and
- The possibility of civil claims (including acts or other events which may lead to litigation or other disputes).

The Group identifies and manages legal risks through effective use of its internal and external legal advisers. The internal Legal department assists in identifying, monitoring and providing support necessary to identify and manage legal risks across the Group.

Interested Person Transactions Risk Management
In respect of transactions entered into by the Group, its subsidiaries and associated companies that are "entities at risk" ("the EAR Group "), with its Interested Persons (namely its controlling shareholders, Chief Executive Officer, Directors and their respective associates), the Group is guided by and complies with the provisions of Chapter 9 of the Singapore Exchange Securities Trading Limited's Listing Manual, to ensure that such Interested Person Transactions ("IPT ") are entered into on an arm's length basis and on normal commercial terms, which are generally no more favourable than those extended to unrelated third parties.

The Group has established internal control procedures to ensure that transactions carried out with Interested Persons comply with the provisions of Chapter 9 and its Shareholders' Mandate (which is renewed on an annual basis and which will be updated at an Extraordinary General Meeting to be convened). These internal control procedures are intended to ensure that IPT are conducted at arm's length and on normal commercial terms that are not prejudicial to the interests of minority shareholders.

The Group maintains a register to record all IPT (recording the basis, including the quotations obtained to support such basis, on which they are entered into), which are entered into by the EAR Group. The Group's annual internal audit plan incorporates a review of all IPT entered into in the relevant financial year.

The Audit Committee will periodically review the Internal Audit's IPT reports to ascertain that the guidelines and procedures on IPT have been complied with. The review will include the examination of the nature of the IPT and its supporting documents or such other information deemed necessary by the Audit Committee. If a member of the Audit Committee has an interest in an IPT, he or she will abstain from participating in the review and approval process in relation to the IPT.

Human Resource Risk Management
In order to develop, support and market the products and services offered by the Group, it is necessary to hire and retain skilled employees with particular expertise. The implementation of the Group's strategic business plans could be undermined by failure to recruit or retain key personnel, the unexpected loss of key senior employees or failures in the Company's succession planning.

In this respect, the Group places great emphasis in establishing comprehensive human resource policies for its recruitment, compensation and development of staff. This ensures that the Group's human assets are nurtured and retained, so that the ability to maintain a skilled workforce and the Group's competitive edge is preserved. The Executive Resource & Compensation Committee has oversight over the Group's remuneration policies and oversees management, development and succession plans for key Management positions.

12. Dividend

(a) Current Financial year Reported On

Any dividend recommended for the current financial year reported on? Yes

Directors are pleased to recommend a final tax exempt (one-tier) dividend of $0.02 per share in respect of the financial year ended 31 December 2005 for approval by shareholders at the next Annual General Meeting to be convened.

Together with the interim special dividend of $0.40 per share, comprising a gross dividend of $0.05 per share less tax and a tax exempt (one-tier) dividend of $0.35 per share, paid on 30 November 2005, total dividend paid and proposed in respect of the financial year ended 31 December 2005 will be $0.42 per share, comprising a gross dividend of $0.05 per share less tax and $0.37 per share tax exempt (one-tier) dividend (2004: $0.02 per share less tax).

Name of Dividend	Final
Dividend Type	Cash
Dividend amount per share	$0.02
Tax Rate	Exempt one tier

(b) Corresponding year of the Immediately Preceding Financial Year

Any dividend declared for the corresponding year of the immediately preceding financial year? Yes

Name of Dividend	Final
Dividend Type	Cash
Dividend amount per share	$0.02
Tax Rate	20%

(c) Date payable - to be announced later

(d) Books closure date - to be announced later

13. If no dividend has been declared / recommended, a statement to that effect.

NA

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT (This part is not applicable to Q1, Q2, Q3 or Half Year Results)

14. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited financial statements, with comparative information for the immediately preceding year

(a) Primary reporting - business segments

Under the existing primary segment reporting adopted by RHL, the Related Commercial Investment segment comprises the apportionment of the Group's share of Tincel Properties' (which owns the Raffles City Complex) results arising from the retail and commercial office components. This is principally the net rental income from Raffles City Shopping Centre and commercial office rental income from Raffles City Tower. The Hotels and Resorts segment includes the ownership, development and management of hotels & resorts as well as the apportionment of the Group's share of Tincel Properties' results arising from the hotel component, which is principally the net lease payments the two hotels in Raffles City pay Tincel Properties.

31 Dec 2005

S$'000	Continuing operations Hotels & Resorts	Continuing operations Related Commercial Investment	Discontinued operations Hotels & Resorts	Discontinued operations Related Commercial Investment	Unallocated	Consolidated
Turnover						
External sales	2,124	1,330	414,396		-	417,850
Inter-segment sales	-	-	-		-	-
Total revenue	2,124	1,330	414,396		-	417,850
(Loss)/Profit from operating activities	(8,262)	1,330	655,755		-	648,823
Share of results of associated companies	17,681	26,783	-		-	44,464
Profit before interest and tax	9,419	28,113	655,755		-	693,287
Finance income						13,736
Finance costs						(10,658)
Profit before tax						696,365
Income tax expense						(17,672)
Profit after tax						678,693
Minority interests						(365)
Profit attributable to shareholders						678,328

Other information	Hotels & Resorts	Related Commercial Investment	Unallocated	Consolidated
Segment assets	110,580	-	570,648	681,228
Associated companies	345,196	359,285	-	704,481
Consolidated total assets	455,776	359,285	570,648	1,385,709
Segment liabilities	29,275	-	31,603	60,878
Capital expenditure	14,434	-	-	14,434
Depreciation	35,290	-	-	35,290
Amortisation	521	-	-	521

(Restated) #
31 Dec 2004

S$'000	Continuing operations Hotels & Resorts	Continuing operations Related Commercial Investment	Discontinued operations Hotels & Resorts	Discontinued operations Related Commercial Investment	Unallocated	Consolidated
Turnover						
External sales	2,451	1,309	524,060		-	527,820
Inter-segment sales	-	-	-		-	-
Total revenue	2,451	1,309	524,060		-	527,820
(Loss)/Profit from operating activities	(575)	1,309	36,384		-	37,118
Share of results of associated companies	17,146	27,130	(209)		-	44,067
Profit before interest and tax	16,571	28,439	36,175		-	81,185
Finance income						3,663
Finance costs						(12,284)
Profit before tax						72,564
Income tax expense						(15,236)
Profit after tax						57,328
Minority interests						493
Profit attributable to shareholders						57,821

Other information	Hotels & Resorts	Related Commercial Investment	Unallocated	Consolidated
Segment assets	1,391,651	-	108,515	1,500,166
Associated companies	363,819	359,890	-	723,709
Consolidated total assets	1,755,470	359,890	108,515	2,223,875
Segment liabilities	154,880	-	444,279	599,159
Capital expenditure	16,653	-	-	16,653
Depreciation	48,928	-	-	48,928
Amortisation	408	-	-	408

(b) Secondary reporting - geographical segments

	Continuing operations		Discontinued operations		Group			
	31 Dec 2005	(Restated) # 31 Dec 2004	31 Dec 2005	(Restated) # 31 Dec 2004	31 Dec 2005		(Restated) # 31 Dec 2004	
	S$'000	S$'000	S$'000	S$'000	S$'000	%	S$'000	%
Turnover								
Singapore	3,454	3,760	90,448	108,853	93,902	23%	112,613	21%
Asia-Pacific excluding Singapore	-	-	132,070	166,563	132,070	32%	166,563	32%
Europe	-	-	164,752	214,914	164,752	39%	214,914	41%
Americas	-	-	27,126	33,730	27,126	6%	33,730	6%
	3,454	3,760	414,396	524,060	417,850	100%	527,820	100%
EBITDA								
Singapore	49,036	46,724	642,614	23,257	691,650	93%	69,981	53%
Asia-Pacific excluding Singapore	-	-	15,186	20,256	15,186	2%	20,256	15%
Europe	83	311	29,012	33,878	29,095	4%	34,189	26%
Americas	-	-	6,903	7,620	6,903	1%	7,620	6%
	49,119	47,035	693,715	85,011	742,834	100%	132,046	100%
Total assets								
Singapore					1,359,074	98%	1,217,014	55%
Asia-Pacific excluding Singapore					-	0%	250,535	11%
Europe					26,635	2%	648,228	29%
Americas					-	0%	108,098	5%
					1,385,709	100%	2,223,875	100%
Capital expenditure								
Singapore					2,112	14%	2,022	12%
Asia-Pacific excluding Singapore					3,558	25%	4,332	26%
Europe					7,772	54%	9,561	58%
Americas					992	7%	738	4%
					14,434	100%	16,653	100%

15 **In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments**

Performance (Full Year 2005 (FY05) versus Full Year 2004 (FY04))

Turnover

Group turnover for various geographical segments reduced by 21% mainly due to the divestment of Hotel Business.

Turnover for Continuing Operations, Singapore segment, reduced by $0.3 mil due to lower retail marketing fees earned from fewer new leases and renewals during the year.

EBITDA

EBITDA of Singapore segment increased by $621.7 mil mainly due to better performance from operations, higher interest income and the $631.1 mil gain on divestment of the Hotel Business, partially offset by certain provisions.

EBITDA for the rest of the segments decreased by $10.9 mil mainly due to the divestment of Hotel Business.

Total Assets

The changes in the total assets arose substantially from the deconsolidation of the Hotel Business following the completion of the divestment by the Group on 30 September 2005 and the subsequent payment of interim special dividend. The resultant total assets of the Singapore and Europe segments comprised mainly the investment in associates and cash consideration received from the sale of the Hotel Business.

16 A breakdown of sales

		Group		
		31 Dec 2005	31 Dec 2004	Incr / (Decr)
		S$'000	S$'000	%
(a)	Sales reported for first half year	283,797	262,244	8
(b)	Operating profit after tax before deducting minority interests reported for the first half year	33,695	14,042	140
(c)	Sales reported for second half year	134,053	265,576	(50)
(d)	Operating profit after tax before deducting minority interests reported for the second half year	644,998	43,286	1,390

17 A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year

Total Annual Dividend

	Latest Full Year (S$'000)	Previous Full Year (S$'000)
Ordinary		
- Interim special dividend	826,633	-
- Proposed final dividend *	42,408	33,444
Preference	-	-
Total:	869,041	33,444

* 2005 proposed final dividend is estimated based on share capital of 2,120,394,504 at the end of the financial year.

18 Interested persons transactions disclosure pursuant to Shareholders' Mandate*

Interested persons transactions conducted during the financial year were as follows:

Interested Persons	Aggregate value of all interested persons transactions during the financial year under review (excluding transactions less than S$100,000 and transactions conducted under Shareholders' Mandate*)	Aggregate value of all interested persons transactions conducted under Shareholders' Mandate* (excluding transactions less than S$100,000)	Total
	S$'000	S$'000	S$'000
CapitaLand Limited Group			
- Laundry and dry cleaning	-	255	255
- Training and related fees	-	422	422
- Internal audit fees and Corporate services and	-	171	171
- Management and technical fees	-	4,985	4,985
- Electronic commerce		55	55
		5,888	5,888
Singapore Technologies Pte Ltd Group:			
- Cable services	-	-	-
Temasek Holdings (Private) Limited Group			
- Rooms and food and beverage services	-	4,032	4,032
Total	-	**9,920**	**9,920**

* As renewed at Annual General Meeting on 28 April 2005.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Ng Lai Leng
Company Secretary
10 February 2006

APPENDIX 1

RAFFLES HOLDINGS LIMITED AND ITS SUBSIDIARIES
(Incorporated in Singapore)

FULL YEAR AUDITED FINANCIAL STATEMENTS AND DIVIDEND ANNOUNCEMENT

ADDITIONAL INFORMATION TO INCOME STATEMENT FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2005

Contents

1 Revenue

	Continuing Operations		Discontinued Operations		The Group	
	2005	2004	**2005**	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000	**$'000**	$'000
Services rendered for hotel operations	**-**	-	**374,373**	473,285	**374,373**	473,285
Sale of goods in hotel operated shops	**-**	-	**5,323**	6,846	**5,323**	6,846
Rental income	**-**	-	**6,171**	8,065	**6,171**	8,065
Contingent rental income	**-**	-	**170**	182	**170**	182
Management and other services fees	**3,454**	3,760	**28,359**	35,682	**31,813**	39,442
Turnover	**3,454**	3,760	**414,396**	524,060	**417,850**	527,820
Other operating income	**702**	660	**3,872**	6,916	**4,574**	7,576
Gross dividend income from unquoted investments	**-**	-	**25**	316	**25**	316
Interest income	**8,135**	1,671	**674**	1,676	**8,809**	3,347
Fair value gains on derivative financial instruments not qualifying as hedges	**-**	-	**484**	-	**484**	-
	12,291	6,091	**419,451**	532,968	**431,742**	539,059

2 Share of results of associated companies

	Continuing Operations		Discontinued Operations		The Group	
	2005	2004	**2005**	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000	**$'000**	$'000
Included in the share of results of associated companies is:						
Interest income	**45,650**	45,703	**-**	-	**45,650**	45,703

The above arises from loans to an associated company which are in substance an extension of the Group's investment in the associated company.

3 Finance income

	Continuing Operations		Discontinued Operations		The Group	
	2005	2004	**2005**	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000	**$'000**	$'000
Interest income	**8,135**	1,671	**674**	1,676	**8,809**	3,347
Gross dividend income from unquoted investments	**-**	-	**25**	316	**25**	316
Net foreign exchange gains	**3,294**	-	**1,124**	-	**4,418**	-
Fair value gains on derivative financial instruments not qualifying as hedges	**-**	-	**484**	-	**484**	-
	11,429	1,671	**2,307**	1,992	**13,736**	3,663

4 Finance costs

	Continuing Operations		Discontinued Operations		The Group	
	2005	2004	**2005**	2004	**2005**	2004
	$'000	$'000	**$'000**	$'000	**$'000**	$'000
Interest expense						
- Bank loans/overdrafts	**4,833**	1,912	**5,643**	8,234	**10,476**	10,146
- Loan from a subsidiary	-	-	-	-	-	-
- Others	**182**	-	-	-	**182**	-
Premium on option contracts	-	-	-	*	-	*
Net foreign exchange (gains)/losses	-	(324)	-	2,462	-	2,138
	5,015	1,588	**5,643**	10,696	**10,658**	12,284

* Denotes amount less than $500.

5 Income tax

	The Group	
	2005	2004
	$'000	$'000
Tax expense attributable to profit for the current financial year is made up of:		
Continuing operations		
Current income tax		
Singapore	**10,295**	8,160
Foreign	**584**	93
Over provision in prior financial years		
Current income tax	**(1,750)**	-
	9,129	8,253
Discontinued operations		
Current income tax		
Singapore	**3,739**	3,711
Foreign	**3,603**	6,304
Deferred income taxes	**1,177**	(2,958)
Under/(over) provision in prior financial years		
Current income tax	**24**	(74)
	8,543	6,983
	17,672	15,236

APPENDIX 2

RAFFLES HOLDINGS LIMITED AND ITS SUBSIDIARIES
(Incorporated in Singapore)

FULL YEAR AUDITED FINANCIAL STATEMENTS AND DIVIDEND ANNOUNCEMENT

ADDITIONAL INFORMATION TO BALANCE SHEET AS AT 31 DECEMBER 2005

Contents

1 Receivables (current)

	The Group	
	2005	2004
	$'000	$'000
Trade receivables	-	70,626
Less: Allowance for doubtful trade receivables	-	(5,329)
	-	65,297
Non-trade receivables	**79,788**	6,717
Less: Allowance for doubtful non-trade receivables	-	(3,423)
	79,788	3,294
Tax recoverable	-	811
Interest receivable from		
- Associated company	**2,376**	2,376
- Others (net of allowance for doubtful interest receivable of $873,000 (2004: $Nil)	**910**	167
Receivables from		
- Associated company (trade) (net of allowance for doubtful receivables of $Nil (2004: $8,233,000))	**654**	5,067
- Associated company (non-trade)	**30**	315
- Employees	**28**	122
- Related corporations (trade)	-	1,273
- Related corporations (non-trade)	-	16
	83,786	78,738

2 Inventories

	The Group	
	2005	2004
	$'000	$'000
At cost		
- Merchandise for resale	-	1,743
- Maintenance supplies	-	2,263
- Food, beverages and other consumables	-	5,685
	-	9,691

3 Other current assets

	The Group	
	2005	2004
	$'000	$'000
Deposits	**94**	507
Prepayments	**13**	5,578
	107	6,085

4 Receivables (non-current)

	The Group	
	2005	2004
	$'000	$'000
Receivables from employees	**163**	327
Amounts due within 12 months	**(28)**	(122)
Amounts due after 12 months	**135**	205
Loans to investee companies	**-**	46,942
Loans to third parties	**-**	18,144
	135	65,291

5 Other investments and assets

	The Group	
	2005	2004
	$'000	$'000
Available-for-sale financial assets[1]	**-**	1,623
Long-term deposits	**-**	13,053
Other assets	**2,963**	3,016
Deferred expenditure	**-**	1,688
	2,963	19,380

[1] The available-for-sale financial assets are recorded at cost less allowance of $Nil (2004: $16,444,000). It is not practicable to determine the fair values because the assumptions used in valuation models to value these investments cannot be reasonably determined. However, the carrying values recorded are not expected to be significantly in excess of their fair values at 31 December 2004. As at 31 December 2005, the available-for-sale financial assets were disposed off as part of the disposal of subsidiaries.

6 Investment in an associated company

	The Group	
	2005	2004
	$'000	$'000
Investment in unquoted equity shares, at cost	**16,740**	59,872
Goodwill adjusted against reserves	-	(1,606)
Group's share of post-acquisition retained profits and reserves of associated companies, net of dividends received	**333,040**	319,503
Bonds issued by an associated company	-	10,000
Loans to an associated company	**354,701**	354,701
	704,481	742,470
Less: Allowance for diminution in value	-	(18,761)
	704,481	723,709

7 Investment property

Property	Title	Net lettable area (sq m)	The Group 2005 $'000	The Group 2004 $'000
Certain units in Raffles Hotel Arcade, a 3-storey shopping complex adjoining Raffles Hotel and situated at the junction of North Bridge Road, Bras Basah Road and Seah Street	99-year leasehold commencin g 15 December 1988	4,583	-	59,800
At valuation			-	59,800

The investment property is valued annually on balance sheet date at fair value comprising open market by an independent professionally qualified valuer. As at 31 December 2005, the investment property was disposed off as part of the disposal of subsidiaries.

Movements in the value of investment property during the financial year are as follows:

	The Group	
	2005	2004
	$'000	$'000
At the beginning of the financial year	**59,800**	64,800
Surplus/(deficit) on revaluation	**4,900**	(5,000)
Disposal of subsidiaries	**(64,700)**	-
At the end of the financial year	-	59,800

8 Property, plant and equipment

31 December 2005 – Group	Freehold and long leasehold land $'000	Leasehold land $'000	Buildings/ building works on freehold and leasehold land $'000	Plant, machinery and office equipment $'000	Furniture, fixtures and fittings and leasehold improvement $'000	Motor vehicles $'000	Hotel operating supplies $'000	Capital work-in-progress $'000	Total $'000
Cost									
At 1 January 2005	207,589	81,424	734,498	127,330	166,610	2,228	28,592	1,576	1,349,847
Additions	-	580	686	2,638	8,808	-	320	1,402	14,434
Reclassifications	-	-	145	1,286	1,418	-	9	(2,858)	-
Disposals/write-offs	(4,566)	-	(10,258)	(1,209)	(4,954)	(1)	(46)	-	(21,034)
Disposal of subsidiaries	(195,858)	(81,372)	(710,813)	(129,099)	(168,506)	(2,216)	(28,983)	(74)	(1,316,921)
Exchange differences	(7,165)	(632)	(14,258)	(664)	(2,868)	(11)	108	(46)	(25,536)
At 31 December 2005	-	-	-	282	508	-	-	-	790
At cost	-	-	-	282	508	-	-	-	790

8 Property, plant and equipment (continued)

	Freehold and long leasehold land $'000	Leasehold land $'000	Buildings/ building works on freehold and leasehold land $'000	Plant, machinery and office equipment $'000	Furniture, fixtures and fittings and leasehold improvement $'000	Motor vehicles $'000	Hotel operating supplies $'000	Capital work-in-progress $'000	Total $'000
Accumulated depreciation									
At 1 January 2005	-	6,323	69,913	62,411	90,674	1,929	14,865	-	246,115
Depreciation (note 6)	-	753	7,191	11,202	15,169	203	772	-	35,290
Reclassifications	-	311	(311)	-	-	-	-	-	-
Disposals/write-offs	-	-	(609)	(1,171)	(2,827)	(1)	(36)	-	(4,644)
Disposal of subsidiaries	-	(7,336)	(75,378)	(71,812)	(100,724)	(2,125)	(15,666)	-	(273,041)
Exchange differences	-	(51)	(806)	(466)	(2,105)	(6)	65	-	(3,369)
At 31 December 2005	-	-	-	164	187	-	-	-	351
Net book value									
At 31 December 2005	**-**	**-**	**-**	**118**	**321**	**-**	**-**	**-**	**439**

82 - 4507

9 Goodwill

	The Group	
	2005	2004
	$'000	$'000
Goodwill on consolidation		
At the beginning of the financial year	**25,264**	25,264
Disposal of subsidiaries	**(25,264)**	-
At the end of the financial year	**-**	25,264

10 Trade and other payables

	The Group	
	2005	2004
	$'000	$'000
Trade payables	**-**	26,693
Income received in advance from third parties	**-**	4,830
Rental and other deposits collected	**-**	9,619
Accrual for purchases of property, plant and equipment	**-**	178
Accrued operating expenses	**13,906**	67,001
Sundry creditors	**14,817**	39,070
Due to an associated company (trade)	**-**	202
Due to immediate holding corporation (non-trade)	**552**	-
Due to related corporations (trade)	**-**	442
Deferred government grant	**-**	192
	29,275	148,227

11 Income tax

(a) Movements in provision for income tax

	The Group	
	2005	2004
	$'000	$'000
At the beginning of the financial year	**30,611**	27,074
Current financial year's tax expense on profit	**18,221**	18,268
Transfer from tax recoverable	**(354)**	(17)
Income tax paid	**(18,019)**	(14,515)
Over provision in prior financial years	**(1,726)**	(74)
Exchange differences	**(86)**	(125)
Disposal of subsidiaries	**(9,290)**	-
At the end of the financial year	**19,357**	30,611

(b) Deferred income taxes (net)

	The Group	
	2005	2004
	$'000	$'000
At the beginning of the financial year	**22,545**	24,162
Current financial year tax charge/(credit)	**1,177**	(3,006)
Effect of change in tax rate (note 11(a))	**-**	48
Exchange differences	**(1,243)**	1,341
Disposal of subsidiaries	**(22,479)**	-
At the end of the financial year (note 11(f))	**-**	22,545

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set-off current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheets:

	The Group	
	2005	2004
	$'000	$'000
Deferred income tax assets	**-**	5,309
Deferred income tax liabilities	**-**	(27,854)
Deferred income taxes (net)	**-**	(22,545)

12 Borrowings (current)

	The Group	
	2005	2004
	$'000	$'000
Secured		
Short-term loans	-	34,434
Current portion of long-term loans	-	25,301
	-	59,735
Unsecured		
Short-term loans	-	-
Current portion of long-term loans	-	40,000
	-	40,000
Total bank loans due within 12 months	-	99,735
Bank overdrafts (unsecured)	-	176
	-	99,911

13 Borrowings (non-current)

		The Group	
		2005	2004
		$'000	$'000
(a)	*Secured*		
	Term loans	-	156,541
	Less: Amount due within 12 months	-	(25,301)
	Amount due after 12 months	-	131,240
	Unsecured		
	Medium Term Notes	-	70,000
	Term Loans	-	106,175
		-	176,175
	Less: Amounts due within 12 months	-	(40,000)
	Amounts due after 12 months	-	136,175
	Total borrowings after 12 months	-	267,415

13 Borrowings (non-current) (continued)

(b) Interest rate risk

The exposure of current and non-current borrowings of the Group to interest rate changes and the periods in which the borrowings reprice are as follows:

	The Group		
	Less than 1 year $'000	2 to 5 years $'000	Total $'000
At 31 December 2005			
Total borrowings	-	-	-
At 31 December 2004			
Total borrowings	135,056	232,270	367,326
Effect of interest rate swaps	(10,044)	10,044	-
	125,012	242,314	367,326

(c) Maturity of non-current borrowings

Maturity of non-current borrowings are as follows:

	The Group	
	2005 $'000	2004 $'000
Between 1 and 2 years	-	57,800
Between 2 and 5 years	-	209,615
	-	267,415

14 Other non-current liabilities

	The Group	
	2005 $'000	2004 $'000
Provision for retirement gratuity	**1,621**	1,948
Rental deposits - third parties	-	9,526
	1,621	11,474

15 Provision for retirement gratuity

	The Group	
	2005	2004
	$'000	$'000
At the beginning of the financial year	**1,948**	1,742
Provision during the financial year	**520**	206
Disposal of subsidiaries	**(847)**	-
At the end of the financial year	**1,621**	1,948

The Group operates an unfunded, defined benefit Retirement Gratuity Scheme for its senior executives, including a director. Benefit is payable based on the last drawn salary of the executive and the number of years of service with the Group, including those with certain predecessor corporations.

16 Provisions

The provisions for income support and profit warranty were made in connection with the divestment of 55% equity interest in Tincel Properties (Private) Limited ("Tincel Properties") in 2001.

	The Group	
	2005	2004
	$'000	$'000
Provision for income support	**-**	542
Provision for profit warranty	**10,625**	13,125
	10,625	13,667
Less: Current portion	**(2,925)**	(4,042)
Non-current portion	**7,700**	9,625

Movements in provision for income support were as follows:

	2005	2004
At the beginning of the financial year	**542**	2,253
Utilised during the financial year	**(542)**	(1,711)
At the end of the financial year	**-**	542

Movements in provision for profit warranty were as follows:

	2005	2004
At the beginning of the financial year	**13,125**	15,125
Write-back during the financial year	**(1,750)**	(2,000)
Utilised during the year	**(750)**	-
At the end of the financial year	**10,625**	13,125

17 Exchange fluctuation and other reserves

(a) Composition:

	The Group	
	2005	2004
	$'000	$'000
Exchange fluctuation reserve	**1,826**	75,139
Capital reserve	**-**	34,541
Merger reserve	**-**	(115,082)
Compensation reserve	**3,579**	1,538
	5,405	(3,864)

Merger reserve represents the excess of nominal value and share premium of shares issued by the Company over the nominal value of shares of subsidiaries acquired in exchange for these shares, accounted for under the pooling-of-interest method. Following the disposal of the subsidiaries, the merger reserve is transferred to retained profits.

(b) Movements:

	The Group	
	2005	2004
	$'000	$'000
Exchange fluctuation reserve		
At the beginning of the financial year		
As previously reported	**75,744**	73,080
Effect of adopting FRS 21	**(605)**	(1,835)
As restated	**75,139**	71,245
Net exchange (loss)/gain on translation of financial statements of foreign subsidiaries and loans hedged against investments in foreign subsidiaries	**(7,863)**	3,894
Transfer to income statement on disposal of subsidiaries	**(65,450)**	-
At the end of the financial year	**1,826**	75,139
Capital reserve		
At the beginning of the financial year	**34,541**	34,479
Transfer from retained profits	**130**	62
Transfer to retained profits on disposal of subsidiaries	**(34,671)**	-
At the end of the financial year	**-**	34,541
Merger reserve		
At the beginning of the financial year	**(115,082)**	(115,082)
Transfer to retained profits on disposal of subsidiaries	**115,082**	-
At the end of the financial year	**-**	(115,082)
Compensation reserve		
At the beginning of the financial year		
As previously reported	**-**	-
Effect of adopting FRS 102	**1,538**	235
As restated	**1,538**	235
Value of employee service	**3,569**	1,303
Issue of shares under share option plan and performance share plan	**(1,528)**	-
At the end of the financial year	**3,579**	**1,538**

18 Contingent liabilities

Details and estimates of maximum amounts of contingent liabilities are as follows:

	The Company	
	2005	2004
	$'000	$'000
Unsecured guarantees by the Company in respect of credit facilities granted by a bank to a subsidiary	-	30,600

19 Commitments

(a) Capital commitments

Capital commitments not provided for in the financial statements are as follows:

	The Group	
	2005	2004
	$'000	$'000
Approved by the directors and contracted for	-	29,535
Approved by the directors but not contracted for	-	20,026
	-	49,561

(b) Lease commitments payable – where a group company is a lessee

Commitments in relation to non-cancellable operating leases contracted for at the reporting date but not recognised as liabilities, are payable as follows:

	The Group	
	2005	2004
	$'000	$'000
Not later than 1 year	**255**	20,383
Later than 1 year but not later than 5 years	-	87,718
Later than 5 years	-	278,653
	255	386,754

19 Commitments (continued)

(c) Lease commitments receivables – where a group company is a lessor

The future minimum lease payments receivable under non-cancellable operating leases contracted for at the reporting date but not recognised as receivables, are as follows:

	The Group	
	2005	2004
	$'000	$'000
Not later than 1 year	-	4,981
Later than 1 year but not later than 5 years	-	5,457
	-	10,438

20 Companies in the Group

Details of the subsidiaries and associated companies are as follows:

Name of company	Principal activities	Country and place of business	Interest held by Group 2005 %	Interest held by Group 2004 %	Cost of investment held by Company 2005 $'000	Cost of investment held by Company 2004 $'000
Subsidiaries						
Held by the Company						
Raffles Centre (Private) Limited [1]	Investment holding	Singapore	-	100	-	116,956
Raffles Corporation (Australasia) Pte Ltd [1]	Investment holding	Singapore	-	100	-	30
Raffles Corporation (Germany) Pte Ltd [1]	Investment holding	Singapore	-	100	-	50
Raffles Corporation (USA) Pte Ltd [1]	Investment holding	Singapore	-	100	-	30
Raffles Corporation (Switzerland) Pte Ltd [1]	Investment holding	Singapore	-	100	-	*
Raffles International Limited [1]	Hotel management and management of tourism related activities	Singapore	-	100	-	41,461
Resorts International (1997) Pte Ltd [1]	Investment holding	Singapore	-	100	-	10
RHL E-Ventures Pte Ltd [1]	Investment holding	Singapore	-	100	-	100
Stamford Hotels Pte Ltd [1]	Investment holding	Singapore	-	100	-	904
The Raffles Company (1997) Pte Ltd [1]	Investment holding	Singapore	**100**	100	**160**	160
Raffles Corporation (Japan) Pte. Ltd. [1]	Investment holding	Singapore	-	100	-	*
Raffles Corporation (Thailand) Pte. Ltd. [1]	Investment holding	Singapore	-	100	-	*
Hotels & Resorts (UK) Limited [2]	Investment holding	United Kingdom	**100**	-	**16,038**	-
Raffles Company (Europe) Pte. Ltd. [1]	Investment holding	Singapore	**100**	-	*	-
RHL Capital Pte. Ltd. [1]	Investment holding	Singapore	**100**	-	*	-
RHL (Management) Pte. Ltd. [1]	Management services	Singapore	**100**	-	*	-
					16,198	159,701

* Denotes amounts of less than $500.

20 Companies in the Group (continued)

Name of company	Principal activities	Country and place of business	Effective interest held by Group 2005 %	2004 %
Subsidiaries				
Held by Subsidiaries				
Burton Way Hotel, Inc. [3]	Hotel owner and operator	USA	-	100
hospitalitybex pte ltd [1]	Operation of e-procurement portal	Singapore	-	77.8
Hotel International AG [2]	Hotel owner and operator	Switzerland	-	99.9
Hotels & Resorts (Australasia) Pty Limited [2]	Investment holding	Australia	-	100
Hotels & Resorts (UK) Limited [2]	Investment holding	United Kingdom	-	100
Hotel "Vier Jahreszeiten" von Friedrich Haerlin GmbH [2]	Hotel operator	Germany	-	100
Le Plaza Basel AG [2]	Hotel owner and operator	Switzerland	-	82.7
MCH Services (Sydney) Pte Ltd [1]	Trust manager	Singapore	-	60
MCH (Sydney) Trust [2]	Hotel owner and operator	Australia	-	60
Merchant Quay Pte Ltd [1]	Hotel owner and operator	Singapore	-	100
Raffles Grand Hotel Pte Ltd [2]	Hotel owner and operator	Cambodia	-	100
Raffles Hotel (1886) Ltd. [1]	Hotel owner, operator and property investment	Singapore	-	100
Raffles International (Australasia) Pty Limited [2]	Hotel management and management of tourism related activities	Australia	-	100
Raffles International (St. Vincent & the Grenadines) Inc. [5]	Hotel management and management of tourism related activities	St. Vincent & the Grenadines	-	100
Raffles International (Russia) Pte. Ltd. [1]	Hospitality services	Singapore	-	100
Raffles International Hotels & Resorts (Thailand) Co., Ltd. [4]	Hotel management and management of tourism related activities	Thailand	-	100
Raffles Knowledge Pte. Ltd. [1]	Training and educational activities of hotel and tourism related activities	Singapore	-	100

20 Companies in the Group (continued)

Name of company	Principal activities	Country and place of business	Effective interest held by Group 2005 %	2004 %
Subsidiaries				
Held by Subsidiaries				
Raffles Royal Hotel Pte Ltd [2]	Hotel owner and operator	Cambodia	-	100
Rheinpark Plaza Neuss GmbH [2]	Hotel owner and operator	Germany	-	99.9
Société Montreux-Palace S.A. [2]	Hotel owner and operator	Switzerland	-	83.8
Sodereal Holding SA [2]	Investment holding	Switzerland	-	99.9
Swissôtel Amsterdam B.V. [2]	Hotel operator	The Netherlands	-	99.9
Swissôtel Berlin GmbH [2]	Hotel operator	Germany	-	99.9
Swissôtel Employment Services L.L.C. [5]	Recruitment	USA	-	100
Swissôtel Holding AG [2]	Investment holding	Switzerland	-	100
Swissôtel (Hong Kong) Limited [4]	Sales office operations	Hong Kong	-	100
Swissôtel Japan K.K. [4]	Sales office operations	Japan	-	100
Swissôtel Limited [5]	Sales office operations	United Kingdom	-	100
Swissôtel Management AG [2]	Hotel management and management of tourism related activities	Switzerland	-	100
Swissôtel Management Corporation [3]	Hotel management and management of tourism related activities	USA	-	100
Swissôtel Management (South America) L.L.C. [3]	Hotel management and management of tourism related activities	USA	-	100
Swissôtel Management (USA) L.L.C. [3]	Hotel management and management of tourism related activities	USA	-	100
Swissôtel (Russia) AG [5]	Hospitality services	Switzerland	-	100
Swissôtel Osaka Nankai K.K. [2]	Hotel operator	Japan	-	100
"Vier Jahreszeiten" Grundstücksgesellschaft mbH [2]	Hotel owner	Germany	-	100
Raffles Hotels & Resorts (Spain), S.L. [5]	Real estate and lease company	Spain	**100**	-

20 Companies in the Group (continued)

Name of company	Principal activities	Country and place of business	Effective interest held by Group 2005 %	2004 %
Associated companies Held by the Company				
Tincel Properties (Private) Limited [1]	Real estate investment and management	Singapore	**45**	45
Associated companies Held by Subsidiaries				
Hotelera Costa Del Pacifico S.A. [4]	Hotel owner	Peru	-	39
HOV Hotelera Quito S.A. [4]	Hotel owner	Ecuador	-	19.9
Huaxia Swissôtel Management Co. Ltd [2]	Hotel management and management of tourism related services	People's Republic of China	-	50
International Hotel Management School Pte. Ltd. [1]	Owner and manager of a hospitality management school	Singapore	-	25
RC Hotels (Pte) Ltd [1] and subsidiary, RC Spa Pte Ltd [1]	Hotel and spa operator	Singapore	-	49
Raffles Properties (Thailand) Company Limited [4]	Property holding	Thailand	-	20
Raffles Villa (Thailand) Company Limited [4]	Property holding	Thailand	-	20
Raffles Development (Thailand) Company Limited [4]	Property development	Thailand	-	20

[1] Audited by PricewaterhouseCoopers, Singapore.
[2] Audited by PricewaterhouseCoopers firms outside Singapore.
[3] Audited by PKF International Limited.
[4] Audited by other firms.
[5] Not required or not yet required by the law in its country of incorporation to be audited.

AUDITORS' REPORT TO THE MEMBERS OF RAFFLES HOLDINGS LIMITED

We have audited the accompanying financial statements of Raffles Holdings Limited set out on pages 24 to 116 for the financial year ended 31 December 2005, comprising the income statement, balance sheet and statement of changes in equity of the Company, and the consolidated financial statements of the Group. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform our audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the accompanying financial statements of the Company and consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Companies Act, Cap 50 ("the Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005, the results and the changes in equity of the Company and of the Group for the financial year ended on that date, and of the cash flows of the Group for the financial year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

PricewaterhouseCoopers
Certified Public Accountants

Singapore, 9 February 2006

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Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	13-Feb-2006 12:46:22
Announcement No.	00021

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Raffles Holdings Limited – "Article in the Business Times dated 11 February 2006"
Description	CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	RHL_BTarticles_11Feb06.pdf Total size = **57K** (2048K size limit recommended)

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Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	RAFFLES HOLDINGS LIMITED
Company Registration No.	199506093G
Announcement submitted on behalf of	RAFFLES HOLDINGS LIMITED
Announcement is submitted with respect to *	RAFFLES HOLDINGS LIMITED
Announcement is submitted by *	Ng Lai Leng
Designation *	Company Secretary
Date & Time of Broadcast	13-Feb-2006 07:11:13
Announcement No.	00003

>> Announcement Details

The details of the announcement start here ...

Announcement Title *

Article in the Business Times dated 11 February 2006

Description

Raffles Holdings Limited ("RHL" or the "Company") refers to the article that appeared in the Business Times dated 11 February 2006, titled "Raffles Holdings may sell stake in complex".

RHL wishes to make the following clarifications, a copy of which has been sent to the Business Times:

1. RHL has a 45% equity interest in Tincel Properties Private LImited ("Tincel Properties") which owns the Raffles City Complex. The valuation of the Raffles City Complex as at 31 December 2004 is S$1.62 billion and not S$1.2 billion as stated in the Business Times article.

2. Tincel Properties is carrying out a S$40 million expansion to add 50,000 sq ft of retail space to Basement 1 of the Raffles City Complex and create a connection at Basement 2 to the Esplanade station of the Circle Line MRT and not merely to add another 50,000 sq ft of retail space to the mall.

3. As announced on 28 October 2005, the RHL Board appointed DBS Bank to assist in the review of possible options for the Company, which included but were not limited to:

- pursuing a new related business;
- retaining the status quo and adopting a 100% dividend pay-out policy; and
- unlocking value from its 45% interest in Raffles City Complex.

The RHL Board is currently of the view that shareholders' interests are best served by focusing on the third option and the RHL Board will explore ways for this course of option and will inform shareholders as soon as practical. In the meantime, the RHL group will continue to focus on its 45% equity interest in Raffles City Complex, which continues to yield a stable and substantive income.

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	14-Feb-2006 12:37:58
Announcement No.	00012

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcements by CapitaLand Limited's subsidiary, The Ascott Group Limited – "(1) Poll results of the Extraordinary General Meeting held on 13 February 2006; and (2) Preferential offering of units in Ascott Residence Trust - Notice of books closure date"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, had on 13 February 2006 issued announcements on the above matters, as attached for information.
Attachments:	TAG_EGMPollResultsAnnc130206.pdf TAG_NoticeofBooksClosureDate130206.pdf Total size = **36K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED

(Incorporated in the Republic of Singapore)
(Company Registration No. 197900881N)

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING HELD ON 13 FEBRUARY 2006

Reference is made to the announcement dated 20 January 2006 and circular to shareholders dated 20 January 2006 (the "Circular") issued by The Ascott Group Limited (the "Company") in relation to (i) the proposed Sale of Properties to Ascott Residence Trust; (ii) the proposed Preferential Offering; (iii) the proposed Capital Reduction; and (iv) the proposed modifications to the Share Plans. Terms used in this announcement shall have the same meanings as defined in the Circular unless the context requires otherwise.

The Board of Directors of the Company is pleased to announce that the following resolutions were approved by Shareholders at the EGM held at 168 Robinson Road, Capital Tower, STI Auditorium, Level 9, Singapore 068912 on 13 February 2006 at 11.30 a.m. and that the poll results in respect of the resolutions are as follows:

Resolutions	No. of Votes Cast and Percentage of Total No. of Votes Cast		Total No. of Votes Cast
	For	Against	
RESOLUTION 1 (ORDINARY RESOLUTION) To approve the Sale of Properties and Preferential Offering	1,179,208,354 (99.5%)	5,346,871 (0.5%)	1,184,555,225
RESOLUTION 2 (SPECIAL RESOLUTION) To approve the Capital Reduction	1,179,173,354 (99.5%)	5,380,871 (0.5%)	1,184,554,225
RESOLUTION 3 (ORDINARY RESOLUTION) To approve the modifications to the Share Plans	1,162,914,245 (99.4%)	7,566,521 (0.6%)	1,170,480,766

Resolutions 1 and 3, which are ordinary resolutions, were duly passed as more than 50% of the total votes cast at the EGM were in favour of the said resolutions. Resolution 2, which is a special resolution and requires approval of at least 75% of the total votes cast at the EGM, was also duly passed as the sufficient number of votes was obtained.

Notes:

(1) The total number of Shares held by Shareholders who were present and voting at the EGM: 1,184,555,225 Shares. Every member present in person or by proxy has one vote for every Share of which he is the holder.

(2) KPMG acted as scrutineer for the vote-taking at the EGM.

(3) As stated in the Circular, Shareholders who are eligible to participate in the Share Plans were told to abstain from voting at the EGM in respect of Resolution 3.

(4) The Directors of the Company as at the date of this announcement are:

Executive Director: Ong Ah Luan Cameron (Chief Executive Officer & Managing Director);
Non-Executive Directors: Liew Mun Leong (Non-executive Deputy Chairman); Lui Chong Chee (Alternate to Liew Mun Leong), Kee Teck Koon; and

Independent Directors: Lim Chin Beng (Non-executive Chairman), Lim Jit Poh, S Chandra Das, Goh Hup Jin, Richard Edward Hale, MG Lim Kim Choon, Stephen Pan Yue-Kuo, and Wong Chin Huat David.

By Order of the Board

Hazel Chew/Doreen Nah
Joint Company Secretaries
13 February 2006

THE ASCOTT GROUP LIMITED

(Company registration no.: 197900881N)

PREFERENTIAL OFFERING OF UNITS IN ASCOTT RESIDENCE TRUST - NOTICE OF BOOKS CLOSURE DATE

NOTICE IS HEREBY GIVEN that the Transfer Books and the Register of Members of The Ascott Group Limited (the "**Company**") will be closed at 5.00 p.m. on **6 March 2006** (the "**Books Closure Date**") for the purpose of determining the provisional allocation of Units under the Preferential Offering to Shareholders whose registered addresses in the Company's Register of Members or with The Central Depository (Pte) Limited ("**CDP**") are in Singapore as at the Books Closure Date, or who have, at least five (5) Market Days prior to the Books Closure Date, provided CDP with addresses in Singapore for the service of notices or documents ("**Singapore Registered Shareholders**").

The last day and time of trading of the Company's Shares on a "cum" basis will be 5.00 p.m. on 1 March 2006. The Company's Shares will be traded on an "ex-Entitlements" basis from 2 March 2006, 9.00 a.m. and any person who purchases Shares on or after 2 March 2006 will not be entitled to any provisional allocation of Units under the Preferential Offering.

In the case of Singapore Registered Shareholders whose Shares are deposited with CDP as at 5.00 p.m. on the Books Closure Date, they will be entitled to purchase the Units provisionally allocated to them under the Preferential Offering on the basis of the number of Shares standing to the credit of their Securities Accounts with CDP as at 5.00 p.m. on the Books Closure Date.

Singapore Registered Shareholders, whose Shares are not deposited with CDP, will be entitled to purchase the Units provisionally allocated to them under the Preferential Offering on the basis of the number of Shares held by them as stated in the Register of Members as at 5.00 p.m. on the Books Closure Date.

Shareholders whose registered addresses with the Company or CDP, as the case may be, are outside Singapore and who wish to be eligible to participate in the Preferential Offering may provide a Singapore address by notifying in writing, as the case may be, (i) CDP, at 4 Shenton Way #02-01, SGX Centre 2, Singapore 068807, or (ii) the Company c/o the Share Registrar, Lim Associates (Pte) Ltd, at 10 Collyer Quay, #19-08, Ocean Building, Singapore 049315, not later than five (5) Market Days prior to the Books Closure Date.

This Notice of Books Closure is issued further to the circular to Shareholders dated 20 January 2006 (the "**Circular**") and the resolutions passed at an extraordinary general meeting of the Company held on 13 February 2006.

Unless otherwise defined herein, all capitalized terms used in this announcement shall have the same meanings ascribed to them in the Circular.

By Order of the Board

Hazel Chew/Doreen Nah
Joint Company Secretaries
13 February 2006

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Rose Kong
Designation *	Company Secretary
Date & Time of Broadcast	14-Feb-2006 18:46:32
Announcement No.	00134

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Conditional joint venture agreement with Phu Gia Real Estate & Commercial Construction Co., Ltd and Thien Duc Trading-Construction Company Ltd
Description	The attached announcement and news release issued by CapitaLand Limited on the above matter are for information.
Attachments:	CLpressrelease.14Feb2006.pdf CRL.HoChiMinhCity.Feb2006.pdf Total size = **152K** (2048K size limit recommended)

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CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CONDITIONAL JOINT VENTURE AGREEMENT WITH PHU GIA REAL ESTATE & COMMERCIAL CONSTRUCTION CO., LTD AND THIEN DUC TRADING-CONSTRUCTION COMPANY LTD

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand (Vietnam) Holdings Pte. Ltd. ("CapitaLand Vietnam") has today entered into a conditional Joint Venture Agreement with two Vietnamese partners, Phu Gia Real Estate & Commercial Construction Co., Ltd ("Phu Gia") and Thien Duc Trading-Construction Company Ltd ("Thien Duc"), to acquire and develop a prime residential site in Ho Chi Minh City, Vietnam. The proposed joint venture and incorporation of the joint venture company is subject to certain conditions being met, including the relevant approvals being obtained from the Ministry of Planning and Investment of Vietnam for the issuance of a foreign investment licence.

Upon approvals being obtained, CapitaLand Vietnam will subscribe for a 80% stake (US$11.2 million or approximately S$18.3 million of the total registered capital of US$14 million or approximately S$22.82 million) in the proposed joint venture company. Phu Gia and Thien Duc will each subscribe for 10% stake.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of CapitaLand Group for the financial year ending 31 December 2006.

By Order of the Board

Rose Kong
Company Secretary
14 February 2006



For Immediate Release
14 February 2006

NEWS RELEASE

CapitaLand in joint venture to acquire and develop prime residential site in Ho Chi Minh City

Joint venture plans to build 300 homes in Phase I

Singapore, 14 February 2006 – CapitaLand has entered into a conditional joint venture agreement to acquire and develop an approximately 23,000-square metre residential site in Ho Chi Minh City, Vietnam. CapitaLand will have an indirect majority stake of 80% in the joint venture. The remaining shareholders of the proposed Vietnamese joint venture company are Phu Gia Real Estate & Commercial Construction Co., Ltd (10%) and Thien Duc Trading-Construction Company Ltd (10%).

Phu Gia Real Estate & Commercial Construction is the real estate arm of Asia Dragon Trading Company Ltd, a general trading company specialising in building materials, food, textiles and healthcare products. Thien Duc Trading-Construction, which is the current owner of the site, is engaged in leisure and resort development. The setting up of the joint venture is subject to the approval of Ministry of Planning and Investment of Vietnam for a foreign investment licence for the project.

The site has a 50-year tenure and is strategically located along the Hanoi Highway in the prime residential An Phu ward in District 2. Uncongested yet close to the City Centre via the Saigon Bridge, it is an exclusive residential area that is popular among the well-to-do locals and the expatriate community in Ho Chin Minh City. The site is also near to social amenities, convenience shops including the Metro hypermarket, and the British International School. Subject to planning and other approvals, the joint venture plans to build 300 apartment units with a gross floor area of 40,000 square metres in Phase I of the project. CapitaLand will take the lead in the conceptualisation of the development design and in project management. Two other phases in the project are in the pipeline.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said: "This joint venture allows us to extend to Vietnam our multi-local strategy, which has proven successful in Singapore, China, Thailand and Australia. With the highest per capita GDP in the country and growing foreign investments, Ho Chi Minh City's rapid economic development presents many business opportunities for CapitaLand. Moreover, with the burgeoning urbanisation, the growth potential of

the real estate market in Vietnam is tremendous and there will be greater demand for quality homes. Our first residential project in Ho Chi Minh City will be a showcase of our expertise in building quality homes of international standards. We plan to launch the first phase of the apartments by end 2006."

Mr Lui Chong Chee, CEO of CapitaLand Residential, said: "Ho Chi Minh City has enjoyed robust economic growth over the last three years. Demand for quality homes has increased along with the rapid urbanisation of the city. Besides its strategic location in a prime residential area, our proposed residential development will encompass a unique product that will be differentiated from other residential projects in the city in terms of design, innovative lifestyle theme, landscaped features, finishes, facilities and branding. "

About CapitaLand Group (www.capitaland.com.sg)

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's property and hospitality portfolio spans more than 70 cities in 17 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust and Australand, which is listed both in Singapore and Australia.

Issued by	**:**	**CapitaLand Limited** ***(Regn. No.: 198900036N)***
Date	**:**	**14 February 2006**

For more information, please contact:

Media Contact

Mok Lai Siong
Corporate Communications Manager
DID : (65) 68233543
mok.laisiong@capitaland.com.sg

Analyst Contact

Harold Woo
SVP, Investor Relations
DID : (65) 68233210
harold.woo@capitaland.com.sg

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Rose Kong
Designation *	Company Secretary
Date & Time of Broadcast	15-Feb-2006 17:23:30
Announcement No.	00052

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	(I) Establishment of indirect wholly-owned subsidiary, Lonsvale Pte. Ltd. (II) Subscription by Lonsvale Pte. Ltd. of 49% of the share capital of Runwal CapitaLand India Pvt. Ltd.
Description	The attached announcement and news release issued by CapitaLand Limited on the above matters are for information.
Attachments:	CLpressrelease.15Feb2006.pdf CRL.Lonsvale.india.Feb2006.pdf Total size = **158K** (2048K size limit recommended)

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CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

(I) ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, LONSVALE PTE. LTD.
(II) SUBSCRIPTION BY LONSVALE PTE. LTD. OF 49% OF THE SHARE CAPITAL OF RUNWAL CAPITALAND INDIA PVT. LTD.

(I) ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, LONSVALE PTE. LTD.

CapitaLand Limited wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:

Name	:	Lonsvale Pte. Ltd.
Principal Activity	:	Investment Holding
Share Capital	:	S$1 comprising 1 ordinary share

(II) SUBSCRIPTION BY LONSVALE PTE. LTD. OF 49% OF THE SHARE CAPITAL OF RUNWAL CAPITALAND INDIA PVT. LTD.

CapitaLand Limited ("CapitaLand") also wishes to announce that its indirect wholly-owned subsidiary, Lonsvale Pte. Ltd. has today entered into a Joint Venture Agreement with Runwal Group, a party unrelated to CapitaLand, to subscribe for 49% of the share capital of Runwal CapitaLand India Pvt. Ltd. ("Runwal CapitaLand") for a cash consideration of Rupees 817.5 million (approximately S$30.2 million). Runwal Group will hold the remaining 51% stake in Runwal CapitaLand.

Runwal CapitaLand is a private limited company incorporated in India. Its principal activity is that of property development and related activities.

The joint venture is subject to the fulfillment of certain conditions, including approvals from the relevant Indian authorities. Upon the conditions being satisfied, Runwal CapitaLand will be granted development rights by Ariane Orgachem Private Limited, a party related to Runwal Group, to develop more than 500 apartment units, as part of a mixed-use development to be built on a 20-acre (80,874 square metre) site in Ghatkopar, Mumbai, India. Runwal CapitaLand will become an associated company of CapitaLand.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of CapitaLand Group for the financial year ending 31 December 2006.

By Order of the Board

Rose Kong
Company Secretary
15 February 2006



For Immediate Release
15 February 2006

CapitaLand forms joint venture to develop residential project in Mumbai, India

Runwal CapitaLand to build more than 500 apartment units by 2006

Singapore, 15 February 2006 – CapitaLand and the Runwal Group, an established Mumbai-based developer, have entered into a joint venture to develop a residential project on a site in Ghatkopar in Mumbai, India. Runwal CapitaLand India Pvt. Ltd., the proposed Indian joint venture company, will be 49% held by Lonsvale Pte Ltd, an indirect wholly-owned subsidiary of CapitaLand. The Runwal Group, which has developed more than 35 residential and commercial projects in Mumbai, will hold 51%. The joint venture company will develop more than 500 apartment units, as part of a mixed-use development to be built on a 20-acre (80,874-square metre) site.

The site in Ghatkopar is well connected to the international and domestic airports, major arterial roads, and emerging business hubs in Mumbai. There is an estimated population of about 2 million within a 4 kilometre radius of the site, which is located in western Ghatkopar, one of the more populated suburbs of central Mumbai that is increasingly becoming a premium residential area.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said: "The Runwal Group is well-established as a leading developer in Mumbai. Together, we see the potential of Ghatkopar, which has a significant proportion of upper middle and middle income residents. With the local domain knowledge of our partner, combined with CapitaLand's global real estate experience, we will ride on India's robust economic growth. For this residential project, we will bring our international expertise in design and development, so as to contribute to the transformation of Ghatkopar into a premier residential precinct."

Mr Subhash Runwal, founder of the Runwal Group, said: "We are delighted to partner CapitaLand, one of Asia's largest property groups and reputed as a forerunner in residential, retail and commercial property, and real estate financial products in Singapore and the region. By leveraging on each other's strengths and expertise, we believe that we will create a landmark residential development that will be well-received by the market."

Mr Lui Chong Chee, CEO of CapitaLand Residential, said: "India's economy is robust and is supported by buoyant domestic demand. Homes in the suburbs are increasingly gaining popularity and residential prices in Mumbai are on the uptrend. For our first project in Mumbai, we are poised to create quality homes of international standards on an excellent location. We expect to commence construction and launch the apartments in late 2006."

For its 49% stake in the joint venture company, CapitaLand will pay a consideration of approximately Rupees 817.5 million (approximately S$30.2 million), subject to the necessary government clearances and approvals. The residential component of the project, for which the joint venture is undertaking, will have a built-up area of 50,000 square metres, as required under Indian laws for foreign direct investment into real estate.

About Runwal Group of Companies

Formed in 1978, the Runwal Group of companies has core businesses in real estate and pharmaceutical manufacturing. The Group has developed more than 35 landmark projects with more than 7 million square feet in and around Mumbai since its inception. One of the Runwal Group's latest projects is the 250,000-square feet (23,226-square metre) R Mall in suburban Mumbai.

About CapitaLand Group

CapitaLand is one of the largest property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia and Europe.

The company's property and hospitality portfolio spans 70 cities in 17 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust and Australand, which is listed both in Singapore and Australia.

Issued by: **CapitaLand Limited** *(Co. Regn. 198900036N)*
Date: **15 February 2006**

For more information, please contact:

Harold Woo
SVP, Investor Relations
Tel: 68233 210

Mok Lai Siong
Manager, Corporate Communications
Tel: 68233 543

Notice of Valuation of Real Assets

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	16-Feb-2006 17:16:32
Announcement No.	00046

>> Announcement Details

The details of the announcement start here ...

Date of valuation	Name of valuer	Description of property	Valuation
01/12/2005	Colliers International Consultancy & Valuation (Singapore) Pte Ltd	Temasek Tower, 8 Shenton Way, Singapore 068811	S$480,000,000

Additional Information	
The valuation reports for the above are available for inspection at this address during office hours	168 Robinson Road #30-01, Capital Tower, Singapore 068912
Reports are available till this date	15-05-2006

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CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND PTY LIMITED

CapitaLand Limited wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Australia:

Name	:	CapitaLand Pty Limited
Principal Activity	:	Investment Holding and Property Development
Issued and Paid-up Share Capital	:	A$1 comprising 1 ordinary share

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
16 February 2006

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	16-Feb-2006 18:26:19
Announcement No.	00104

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited - "Acceptance of Right of First Refusal To Purchase Junior Bonds in Malaysia"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
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CapitaCommercial
Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 6 February 2004 (as amended))

ACCEPTANCE OF RIGHT OF FIRST REFUSAL TO PURCHASE JUNIOR BONDS IN MALAYSIA

By an announcement of 25 January 2006, the Board of Directors of CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust ("**CCT**" and the manager of CCT, the "**Manager**") informed Unitholders of a right of first refusal (the "Offer") from CapitaLand Commercial & Integrated Development Limited ("**CCID**") to subscribe at par the following:

(a) RM20.0 million in principal amount of Class C junior bonds issued by Aragorn ABD BHD (the "**Issuer**") maturing in the year 2013; and

(b) RM25.0 million in principal amount of Class D junior bonds issued by the Issuer maturing in the year 2013,

(collectively, the "**Junior Bonds**"). The Junior Bonds will be issued as part of an asset-backed securitisation by the Issuer involving the disposal of Wisma Technip (the "Property") by Mega Maju Sdn Bhd.

CCT and the Manager wishes to announce that CCT has accepted the Offer. The completion of the subscription of the Junior Bonds is expected to take place on or about mid March 2006.

CCT has obtained approval from the Singapore Ministry of Finance for the foreign-sourced interest receivable by CCT from the Junior Bonds to be exempt from tax.

CCT intends to fund the subscription of the Junior Bonds from internally generated funds.

BY ORDER OF THE BOARD
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
Singapore
16 February 2006

Important Notice

This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for units in CCT ("**Units**").

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale or

distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view on future events.

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.


Supplementary Slides
CapitaLand

Stages of Income Recognition - S'pore

PROJECT	UNITS	% Sold Dec-05	% Completed Dec-05
Launched in 2002			
Casabella	82	79%	100%
Launched in 2003			
The Imperial	187	95%	68%
The Botanic on Lloyd	66	92%	75%
Launched in 2004			
Varsity Park Condominium	448 (launched)	78%	18%
Citylights	390 (launched)	58%	26%
Launched in 2005			
Tanglin Residences	43	84%	100%
RiverGate	370 (launched)	65%	7%
RiverEdge	77 (launched)	22%	0%

CapitaLand

Stages of Income Recognition - China

PROJECT	UNITS LAUNCHED	% Sold Dec-05	% Completed Dec-05
Shanghai			
Oasis Riviera II	446	100%	73%
Oasis Riviera III	328	49%	59%
Parc Tresor	70	19%	16%
Westwood Green	51	78%	29%
Beijing			
La Forêt (Zone A)	172	100%	100%
La Forêt (Zone B)	495	72%	54%
La Forêt (Zone C)	189	21%	22%
Beijing Orchid Garden	119	3%	70%



Residential Geographical Breakdown

Revenue ($ million)	FY 2004	FY 2005	Change
Singapore	580	652	12%
China	474	386	(19%)
Australia	1,346	1,994	48%
Others	7	5	(29%)
Total	**2,407**	**3,037**	↑ **26%**
EBIT ($ million)	**FY 2004**	**FY 2005**	**Change**
Singapore	77	76	(1%)
China	176	121	(31%)
Australia	247	262	6%
Others	68	33	(51%)
Total	**568**	**492**	↓ **17%**



EBIT by SBU – Continuing Ops

(S$ million)	FY 2004	FY 2005	Change
Residential	567.8	492.4	↓ 13.3%
CCID *	45.2	24.7	↓ 45.3%
Retail	55.4	138.4	2.5x
Financial Svcs	29.5	53.3	↑ 80.6%
The Ascott Grp	66.0	121.4	↑ 83.9%
RHL Grp	49.0	61.0	↑ 24.4%
Others & Adj	(0.5)	(30.9)	N.M.
Total EBIT	812.4	860.3	↑ 5.9%

* CCID – Commercial & Integrated Development

CapitaLand

EBIT by SBU – Continuing Ops (Ex Revaluations)

(S$ million)	FY 2004	FY 2005	Change
Residential	518.8	475.4	↓ 8.4%
CCID *	117.2	138.7	↑ 18.3%
Retail	55.4	138.4	2.5x
Financial Svcs	29.5	53.3	↑ 80.6%
The Ascott Grp	84.0	130.4	↑ 55.2%
RHL Grp	49.0	61.0	↑ 24.4%
Others & Adj	(0.5)	(30.9)	N.M.
Total EBIT	853.4	966.3	↑ 13.2%



* CCID – Commercial & Integrated Development

CapitaLand

EBIT by Geography – Continuing Ops

(S$ million)	FY 2004	FY 2005	Change
Singapore	149.1	179.4	↑ 20.3%
Australia & NZ	225.8	253.3	↑ 12.2%
China	220.7	201.9	↓ 8.5%
Other Asia*	160.2	128.4	↓ 19.8%
Europe	56.6	97.3	↑ 72.0%
Others	0.0	(0.1)	N.M.
Total EBIT	812.4	860.3	↑ 5.9%

* Other Asia includes Japan, Hong Kong, Malaysia & Thailand


CapitaLand

EBIT by Geography – Continuing Ops (Ex Revaluations)

(S$ million)	FY 2004	FY 2005	Change
Singapore	306.4	314.7	↑ 2.7%
Australia & NZ	225.8	253.3	↑ 12.2%
China	209.4	201.9	↓ 3.6%
Other Asia*	44.8	95.0	2.1x
Europe	67.0	101.4	↑ 51.3%
Others	0	(0)	N.M.
Total EBIT	853.4	966.3	↑ 13.2%

* Other Asia includes Japan, Hong Kong, Malaysia & Thailand


CapitaLand

Overseas EBIT Growth

Overseas EBIT Growth – 74% CAGR from 2001-2005

(S$ million)

Year	Singapore	Overseas
2000	420	(110)
2001	295	74
2002	425	340
2003	111	478
2004	149	663
2005	179	681

CONTINUING OPS ONLY (2004–2005)


CapitaLand

Leases Up For Renewal

Singapore Commercial Properties (% of Area)


29%
19%
27%
26%
22%
13%
Office*
Industrial
2005
2006
2007

*Excludes CCT portfolio

CapitaLand

Occupancy

Singapore Commercial Properties



84%
88%
64%
81%
Office*
Industrial
As at Dec 04
As at Dec 05

* Exclude CCT Portfolio



CapitaLand


CapitaLand



CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CAPITALAND PROPERTY SERVICES HOLDINGS PTE LTD
COMPANY IN MEMBERS' VOLUNTARY LIQUIDATION

CapitaLand Limited ("CapitaLand") wishes to announce that its wholly-owned subsidiary, CapitaLand Property Services Holdings Pte Ltd ("CPSH"), a company incorporated in Singapore, has been placed under members' voluntary liquidation.

The voluntary liquidation of CPSH does not have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the current financial year ending 31 December 2006.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
17 February 2006



CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CHANGE OF INTEREST IN AUSTRALAND

CapitaLand Limited ("CapitaLand") wishes to announce that it had through its indirect wholly-owned subsidiaries, Ausprop Holdings Limited ("Ausprop") and Austvale Holdings Ltd ("Austvale") been allotted an aggregate of 9,475,815 new stapled securities ("New Stapled Securities") in Australand (the "Allotment") on 8 February 2006.

The Allotment was due to the election by Ausprop and Austvale for scrip under Australand's Distribution Reinvestment Plan in respect of the distribution of 4.5 cents per stapled security for the quarter ended 31 December 2005, which was paid on 8 February 2006. The New Stapled Securities were allotted at an issue price of A$2.03 per stapled security in lieu of the aggregate cash distribution (net of tax) of A$19,235,904.45 (approximately S$23,654,391.70) due to Ausprop and Austvale. The issue price represents a 2.5% discount to the average of the daily volume weighted average of all sales of Australand stapled securities traded on the Australian Stock Exchange for each of the first five trading days following the record date for the distribution, being 31 December 2005.

Immediately prior to the Allotment, CapitaLand had an aggregate of 465,303,739 stapled securities in Australand (approximately 53.30% of the issued stapled securities of Australand). Following the above Allotment, CapitaLand now holds an aggregate of 474,779,554 stapled securities in Australand (approximately 53.62% of the issued stapled securities of Australand).

The above transaction is not expected to have any material impact on the net tangible assets and earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

By Order of the Board

Rose Kong
Company Secretary
17 February 2006

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Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	21-Feb-2006 12:37:14
Announcement No.	00023

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, The Ascott Group Limited – "Persons occupying managerial positions in the company or any of its principal subsidiaries who are related to a director or chief executive officer or substantial shareholder"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, had on 20 February 2006 issued an announcement on the above matter, as attached for information.
Attachments:	TAGLannc_PersonsMgrpostrelatedtoDir.pdf Total size = **13K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)

ANNOUNCEMENT

PERSONS OCCUPYING MANAGERIAL POSITIONS IN THE COMPANY OR ANY OF ITS PRINCIPAL SUBSIDIARIES WHO ARE RELATED TO A DIRECTOR OR CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER

Pursuant to Rule 704(11) of the Listing Manual of the Singapore Exchange Securities Trading Limited, the Company confirms that there are no persons occupying managerial positions in the Company or in its principal subsidiaries who are related to a director or chief executive officer or substantial shareholder.

By Order of the Board
Doreen Nah (Mrs)
Joint Company Secretary
20 February 2006

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Report of Persons Occupying Managerial Positions Who Are Related To A Director, CEO or Substantial Shareholder
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	21-Feb-2006 18:02:30
Announcement No.	00082

>> Announcement Details

The details of the announcement start here ...

For the Financial Year Ended *	31-12-2005

Footnotes

Pursuant to Rule 704(11) of the Listing Manual of the Singapore Exchange Securities Trading Limited, CapitaLand Limited (the "Company") confirms that there is no person occupying a managerial position in the Company or in any of its principal subsidiaries who is a relative of a director, chief executive officer or substantial shareholder of the Company.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
21 February 2006

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	21-Feb-2006 18:44:49
Announcement No.	00099

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited - "Report of persons occupying managerial positions who are related to a director, chief executive officer or substantial shareholder"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CCTMLannc_PersonsMgrpostrelatedtoDir.pdf Total size = **57K** (2048K size limit recommended)

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Report of Persons Occupying Managerial Positions Who Are Related To A Director, CEO or Substantial Shareholder

* Asterisks denote mandatory information

Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITACOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (As manager of CCT)
Date & Time of Broadcast	21-Feb-2006 18:28:55
Announcement No.	00091

>> Announcement Details

The details of the announcement start here ...

For the Financial Year Ended *	31-12-2005

Footnotes

Pursuant to Rule 704(11) of the Listing Manual of the Singapore Exchange Securities Trading Limited, CapitaCommercial Trust Management Limited (the "Company"), being the manager of CapitaCommercial Trust, confirms that there are no persons occupying managerial positions in the Company or in its principal subsidiaries who are related to a director, chief executive officer or substantial shareholder of the Company.

By Order of the Board
CapitaCommercial Trust Management Limited
(Company Registration No.200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
21 February 2006

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RECEIVED


CapitaLand

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

RESIGNATION OF COMPANY SECRETARY

CapitaLand Limited wishes to announce the resignation of Ms Rose Kong as Company Secretary with effect from 1 March 2006.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
24 February 2006

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	24-Feb-2006 18:18:17
Announcement No.	00147

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited – "Report of persons occupying managerial positions who are related to a director, CEO or substantial shareholder"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMTannc.pdf Total size = **56K** (2048K size limit recommended)

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Report of Persons Occupying Managerial Positions Who Are Related To A Director, CEO or Substantial Shareholder

* Asterisks denote mandatory information

Name of Announcer *	CAPITAMALL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITAMALL TRUST ("CMT")
Announcement is submitted with respect to *	CAPITAMALL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaMall Trust Management Limited (as manager of CMT)
Date & Time of Broadcast	24-Feb-2006 17:59:51
Announcement No.	00130

>> Announcement Details

The details of the announcement start here ...

For the Financial Year Ended *	31-12-2005

Footnotes

Pursuant to Rule 704(11) of the Listing Manual of the Singapore Exchange Securities Trading Limited, CapitaMall Trust Management Limited (the "Company"), being the manager of CapitaMall Trust, confirms that there are no persons occupying managerial positions in the Company or in its principal subsidiaries who are related to a director, chief executive officer or substantial shareholder of the Company.

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
24 February 2006

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Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	27-Feb-2006 12:39:19
Announcement No.	00036

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, Australand – "Standard & Poor's Presale Report on $268 million CMBS issue"
Description	CapitaLand Limited's subsidiary, Australand, has today issued an announcement on the above matter, as attached for information.
Attachments:	Australand_ASXannouncement27Feb06CMBSissueSANDPPresaleReport.pdf Total size = **296K** (2048K size limit recommended)

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82 - 4507



ASX ANNOUNCEMENT
ASX CODES: ALZ
AAZPA

27 February 2006

Standard & Poor's Presale Report on $268 million CMBS issue

Attached is a copy of Standard & Poor's Presale Report on Australand Finance Limited's proposed $268 million Commercial Mortgaged-Backed Securities ("CMBS") issue announced earlier today.

For further information please contact:

David Craig
Chief Financial Officer
Phone: 61 2 9767 2041
Email: dcraig@australand.com.au



Structured Finance

PRESALE REPORT

This presale report is based on information as of Feb. 27, 2006. The ratings shown are preliminary. This report does not constitute a recommendation to buy, hold, or sell securities. Subsequent information may result in the assignment of final ratings that differ from the preliminary ratings. Please call Standard & Poor's at (61) 3-9631-2000 for the final ratings when assigned.

Profile

Expected closing date:
March. 10, 2006.

Scheduled maturity date:
March. 10, 2011.

Final maturity date:
Sept. 10, 2012.

Collateral:
The notes are ultimately secured by first-ranking mortgages over a fully cross-collateralized pool of 24 commercial and industrial properties.

Issuer:
Australand Finance Ltd.

Issuer Security Trustee:
Perpetual Trustee Co. Ltd.

AG Security Trustee:
P.T. Ltd.

Responsible entities:
Australand Property Ltd. and Australand Investments Ltd.

Primary credit enhancement:
Overcollateralization.

Manager:
Rylehall Pty Ltd.

Supporting Ratings

Supporting ratings:
Westpac Banking Corp. (AA-/Stable/A-1+) as liquidity facility provider and interest rate swap provider; Australia and New Zealand Banking Group Ltd. (AA-/Stable/A-1+) as interest rate swap provider.

Analyst:
Narelle Coneybeare
Melbourne
(61) 3-9631-2061

narelle_coneybeare
@standardandpoors.com

Australand Finance Ltd. Series 2006-1

A$267.5 Million Commercial Mortgage-Backed Notes

Preliminary ratings as of Feb. 27, 2006

Class	Preliminary rating*	Preliminary amount (mil. A$)	Loan-to-value ratio ¶ (%)	Debt-service coverage ratio (x)
A	AAA	169.0	40.0	2.12
B	AA	29.5	46.9	1.81
C	A	25.5	53.0	1.60
D	BBB	29.5	60.0	1.42
E	BBB-	14.0	63.3	1.34

*The rating on each class of securities is preliminary and subject to change at any time. ¶The loan-to-value ratio (LTV) and debt-service coverage ratio (DSCR) reflects the debt issuance based on Standard & Poor's assessed value and stabilized cash flow.

Rationale

This transaction is a commercial real estate securitization involving a secured loan that is ultimately secured by Australand's interests in a fully cross-collateralized pool of 24 commercial and industrial properties. Details of these properties are included in "Collateral", below.

Australand Finance Ltd. is an established segregated issuer, capable of issuing separate series of notes supported by separate property portfolios. The Series 2006-1 notes will have a scheduled maturity of five years, with a legal final maturity date of 6.5 years. Proceeds of issuance will be applied toward repayment of existing debt facilities of Australand and for general working capital.

The preliminary ratings assigned to the notes to be issued by Australand Finance Ltd. (AFL) reflect the ability of the issuer to pay interest on each payment date and principal on or before the legal final maturity date. Standard & Poor's assessment takes into account the quality and diversity of the collateral pool of securities, the cash flow coverage and debt level, the liquidity support provided, insurance coverage, and the transaction structure.

Strengths and Weaknesses

Strengths

The strengths of the transaction observed in the rating analysis are:

- The quality and diversity of the collateral pool of properties supporting the commercial mortgage-backed securities (CMBS). The 24 properties are well located in established and growing commercial and industrial precincts across four states with the portfolio occupancy levels currently standing at 98%. The portfolio comprises 31% office properties 66% industrial properties and 3% car-parking (by value);
- The properties generate significant annual rental income, and the weighted-average lease maturity of the collateralized pool, at around 7.9 years, is high relative to industry peers. About 21.5% of current rental income is derived from investment-grade tenants;
- Most of the collateral properties have been recently developed, minimizing the likelihood of significant capital expenditure during the transaction term.
- The transaction is structured so that the required payment obligations to the issuer under the secured loan will fully match fund interest, principal, and transaction expenses of the issuer. Although Standard & Poor's has assessed the cash flow and capital value of each asset separately, the notes will benefit from full cross-collateralization and the level of overcollateralization;

- Australand is one of Australia's major diversified property groups and brings a high level of experience and expertise to the transaction. As managed investment schemes, Australand Property Trust (APT), Australand Property Trust No. 4 (APT 4), Australand Property Trust No. 5 (APT 5) and their relevant subtrusts are subject to rigorous statutory reporting and corporate governance obligations.

Weaknesses

Weaknesses identified in the transaction are:

- Tenant diversity is limited when compared with other Australian multiproperty, single-borrower CMBS transactions. There are currently 33 tenants leasing space in the collateral pool, with the 10 largest (by proportion of rental) accounting for around 60% of total income. The level of tenant diversity is partly mitigated by overall tenant quality, with around 21.5% of current passing income derived from tenants that carry investment-grade ratings.
- The transaction is structured on an interest-only basis, with no amortization of principal until the scheduled maturity date. This bullet repayment creates a significant repayment risk at the scheduled maturity date. If the notes are not repaid or refinanced at that time, the transaction will move into an 18-month tail period, during which time properties may be sold at the direction of the security trustee, with sale proceeds ultimately passed to noteholders on payment dates; and
- The transaction allows Australand to raise further debt or unrated subordinated debt secured by the collateralized security pool. The ability to raise further debt is governed by the transaction documents and, accordingly, Australand may raise further debt secured by the collateral properties, subject to rating affirmation.

Rating Transition Analysis

The primary rating transition risk would be a material and sustained deterioration in the quality and performance of the underlying security properties. In this respect, economic factors and property market characteristics, as well as quality of management, will be the key influences over the term of the transaction. Under the transaction documents, Australand Property Ltd. (APL) and Australand Investments Ltd. (AIL), as responsible entities, are required to maintain properties with the objective of maximizing occupancy, revenue, and capital value.

There is limited exposure to third parties providing financial support to this transaction.

Transaction Structure

AFL will issue Series 2006-1 fixed or floating-rate notes with a scheduled maturity of five years and an 18-month tail period, and will charge the series assets to the security trustee for the benefit of secured creditors.

The issuer, AFL, is a special-purpose vehicle (SPV), established as a fully segregated issuer, responsible for raising debt on behalf of Australand. AFL will issue fixed- or floating-rate notes and on-lend the proceeds of issuance to Australand Holdings Ltd. (AHL) through a secured loan structure. AHL will then apply funds as required.

The secured loan between AFL and AHL is structured to ensure that AFL has sufficient funds available at all times to meet its obligations to secured creditors (including noteholders, liquidity providers, and swap counterparties). The loan principal is repayable on the scheduled maturity date and not later than the final maturity date (18 months later), and interest and charges will fully match fund AFL's obligations.

Chart 1
Australand Finance Ltd. Transaction Structure


Series 2006-1
Noteholders
Perpetual Trustee
Co. Ltd. (Australand
Finance Ltd.)
(Security Trustee)
Senior notes
Rylehall Pty Ltd.
(Manager)
Fixed and
floating charge
Australand
Finance Ltd.
(Issuer)
Westpac Banking
Corp.
(Liquidity Provider)
Secured
loan
P.T. Ltd.
(Australand Property
Group Security
Trustee)
Interest Rate
Swap Providers
Australand
Holdings Ltd.
(Borrowers)
Guarantee and indemnity
Australand
Property Trust
(Asset-Owning
Entities)
Australand Property
Trust No. 4
(Asset-Owning Entity)
Australand Property
Trust No. 5
(Asset-Owning Entity)

The issuer is a member of a consolidated tax group for income tax purposes, having entered into a tax-sharing agreement with AHL. The consolidated tax group comprises AHL and its wholly owned subsidiaries. The intention of the tax-sharing agreement is to limit any tax liability of AFL with respect to the group liability, to a reasonable allocation of the group's total tax liability, comparable to AFL's position on a standalone basis. AHL, as head of the group, will be responsible for administration of the agreement, maintaining its currency and effectiveness, and must ensure timely delivery of the agreement to the Australian Tax Office (ATO), if required, to ensure that AFL maintains the tax allocation provided for in the tax-sharing agreement.

Security

The issuer has granted a first-ranking security interest over all of its assets, including its rights under the secured loan between itself and AHL, to the AFL security trustee for the benefit of secured creditors.

Repayment of the loan from AFL to AHL is ultimately secured by first-ranking real property mortgages over the 24 properties held by Australand through various trusts and subsidiaries, along with first-ranking interests in the assets and undertakings, including relevant bank accounts, associated with those secured properties. APL as responsible entity (RE) of APT and AIL as RE of APT 4 and APT 5, together with the responsible entities of the relevant sub-trusts, will guarantee AHL's undertakings. These guarantees are supported by first-ranking mortgages over the collateral properties. All security for the loan between AFL and AHL will be charged to the AG security trustee for the benefit of AFL.

As noted above, the principal balance under the secured loan between AFL and AHL is repayable on the scheduled maturity date. If, for any reason, AFL is not repaid on the scheduled maturity date, then it must act in accordance with the provisions of the issuer security trust deed. Unless the security trustee agrees otherwise, Australand will be required to begin sale of the properties so that the outstanding principal is repaid as quickly as possible and no later than the final maturity date.

A full list of the core properties and overview of the portfolio is included in "Collateral" and *Table 1*.

Management and Ownership

Australand Property Group (APG) was established in November 2003 by stapling the units in Australand Property Trust to the ordinary shares in AHL, which has been listed on the Australian Stock Exchange since 1997, thereby forming APG stapled securities. In October 2005, APG implemented a merger with APT4 and APT5, which involved stapling the existing APG stapled securities to new APT4 and APT5 units. Australand has grown into one of Australia's major diversified property groups with a market capitalization of around A$1.7 billion as at 6 February 2006. The group is organized into three operating divisions: (i) residential, (ii) commercial/industrial, and (iii) property investment. Activities include development, ownership, and management of commercial and industrial properties, and development of residential land, housing, and apartment buildings.

AFL's activities are managed by Rylehall Pty Ltd., a wholly owned subsidiary of AHL.

Collateral

The collateral that ultimately secures the notes consists of a fully cross-collateralized pool of 24 commercial and industrial properties. The assets are distributed among four states and include several property classes. Three properties are commercial office properties, there is one car parking facility and the balance of the portfolio are warehouse facilities and distribution centers.

The portfolio is characterized by a number of single-tenant buildings, with long-term leases to tenants. A number of tenants within the portfolio carry investment grade ratings. The three largest properties within the portfolio are the 50% interest in 66 Goulburn Street, Sydney, New South Wales, 80 Alfred Street, Milsons Point, New South Wales and LG Electronics Australian Headquarters at Eastern Creek, New South Wales and make up 32% of portfolio by value.

Table 1 – Property Summary

Property	Size (m²)	Occupancy (%)	Current independent valuation (mil. A$)	Major tenants
New South Wales				
Tower B, 197–201 Coward Street Mascot	10,253	100	39.00	Qantas (BBB+/Stable/A-2)
23 Wonderland Drive, Eastern Creek	23,081	100	25.50	State Warehousing & Distribution Services
2 Wonderland Drive, Eastern Creek	29,043	100	47.00	LG Electronics Australia
6 Butu Wargun Drive, Greystanes	19,218	100	25.50	Consolidated Paper Industries
8–10 Butu Wargun Drive, Greystanes	22,511	100	31.50	Inchcape Motors & John Danks & Sons
66 Goulburn Street, Sydney (50% interest)	24,137	65*	54.35	Commonwealth of Australia (AAA/Stable/A-1+); Publishing & Broadcasting Ltd. (A-/Stable/A-2)
80 Alfred Street, Milsons Point	10,299	100	47.50	Tower Risk & Investment Ltd
Queensland				
286 Queensport Road, Murarrie	21,531	100	16.50	Laminex Group Ltd.
1–3 Viola Place, Brisbane Airport	3,429	100	3.15	National Australia Bank Ltd.(AA-/Stable/A-1+)
5 Viola Place, Brisbane Airport	14,726	100	12.20	Repco Ltd.
47–59 Boundary Road,	13,260	100	8.45	Tyre Marketers

South Australia				
91 Transport Avenue, Adelaide Airport	4,352	100	4.25	LG Electronics Australia
Burbridge Business Park, 12-16 Butler Boulevard, Adelaide Airport	16,800 *	100	9.60	Cheap as Chips
Victoria				
45-55 South Centre Road, Tullamarine	14,082	100	9.77	GMC Power Tools
63-79 South Park Drive, Dandenong	13,963	100	11.40	INC Corp. Ltd.
22-28 Bam Wine Court, Dandenong South	13,420	100	10.20	Bam Wine Logistics Pty Ltd.
Freshwater Carpark, Southbank	270 bays	100	12.90	Australand
20 Thackray Street, Port Melbourne	9,027	100	14.65	Reed International Books Australia
40 Annandale Road, Tullamarine	22,079	100	17.00	Star Track Express
130 Sharps Road, Tullamarine	28,100	100	18.80	Laminex Group Ltd
75 Annandale Road, Tullamarine	10,280	100	5.80	Caterpillar Australia
81-103 South Park Drive, Dandenong South	10,425	100	8.85	TNT Logistics (Australia)
64 West Park Drive, Derrimut	20,337	100	13.00	Denso
21-33 South Park Drive, Dandenong	22,106	100	13.90	AAA Trading
Total			*460.77*	

* Excludes income support

Tenancy Profile and Lease Maturity Risk

Rental income generated by the collateral portfolio of security properties is derived from a total of 33 tenants.

The portfolio reports strong occupancy levels with a combined occupancy of around 98%, with a weighted-average lease term to maturity of about 7.9 years. Around 14% (by net income) of the leases are due to mature during the transaction term. The single largest maturity during the transaction term represents 2.6% net passing income from the collateral pool. The property at 66 Goulburn Street, Sydney, is a recently completed office tower—currently 65% occupied—that has the benefit of income support over the vacant areas.

Standard & Poor's analysis of the collateral properties includes derivation of an appropriate vacancy factor, re-letting periods, and an allowance for leasing costs. In Standard & Poor's view, the cash flow generated by the collateral pool is sufficiently robust to continue to meet the payment obligations of the notes in the unlikely event that none of the space with lease maturity within the transaction term is re-leased.

Table 2 –Top 10 Tenants as a Percentage of Collateral Portfolio Net Income

Tenant	*Net property income (%)*
LG Electronics Australia Ltd	11
Laminex Group Ltd.	8
Tower Risk & Investment Management Ltd.	8
Qantas Airways Ltd.	8
Consolidated Paper Industries Pty Ltd.	5
State Warehousing and Distribution Services	5
Star Track Express Pty Ltd.	4
Inchcape Motors Australia Ltd.	4
Commonwealth of Australia	3
Reed International Books Australia Pty Ltd.	3
Total	*60*

Chart 2

Australand Finance Ltd. 2006-1 Lease Expiry Profile


35
30
25
20
15
10
5
0
% net income
March 2006
March 2007
March 2008
March 2009
March 2010
March 2011
March 2012
March 2013
March 2014
March 2015
March 2016+

Credit Evaluation

Standard & Poor's assessment of the stabilized cash flow derived from the 24 security properties is A$33.19 million, with a Standard & Poor's assessed capital value of A$422.86 million, compared with the current passing rent of A$35.75 million and total independent valuation of A$460.77 million.

Debt Sizing

The loan-to-value ratio (LTV) and debt-service coverage ratio (DSCR) levels adopted for this transaction reflect:

- The diversity and quality of the fully cross-collateralized pool of 24 commercial and industrial properties;
- The historic cash flow and capital value volatility of markets in which the properties are located in Australia; and
- The transaction structure and tenor of the notes.

Table 3 details the required DSCR levels and corresponding debt issuance amounts.

Table 3 –Rated Debt Issuance Summary

Class	Preliminary rating	Preliminary potential debt amount (mil. A$)	LTV (%) based on Standard & Poor's assessed capital value	LTV (%) based on independent valuer-assessed capital value	DSCR (x) based on stabilized cash flow and 9.25% refinance constant	DSCR (x) based on net passing income and 9.25% refinance constant
Class A	AAA	169.0	40.0	36.7	2.12	2.29
Class B	AA	29.5	46.9	43.1	1.81	1.95
Class C	A	25.5	53.0	48.6	1.60	1.73
Class D	BBB	29.5	60.0	55.0	1.42	1.52
Class E	BBB-	14.0	63.3	58.1	1.34	1.44

DSCR–Debt service coverage ratio. LTV–Loan-to-value ratio.

Chart 3

Geographic Diversification by State


Victoria
(30%)
Queensland
(9%)
New South Wales
(59%)
South Australia
(3%)

Chart 4

Portfolio Diversification by Asset Class


Office
(31%)
Industrial
(66%)
Carpark
(3%)

Right to Deal in the Security Properties

The transaction documents allow Australand to acquire or sell secured properties before the scheduled maturity date in certain circumstances. If the property being acquired is to become part of the collateral security pool, the acquisition will require rating affirmation on the notes.

Australand may dispose of a secured property if the sale proceeds are deposited into the relevant sale proceeds account, the sale is made on arms-length terms and for fair market value, and Standard & Poor's provides rating affirmation. Rating affirmation is required for withdrawals from the relevant sale proceeds account, other than for investment in approved investments or withdrawal of funds in excess of the gearing cap.

Australand may substitute collateral assets subject to rating affirmation. Australand may acquire properties funded by another financier or third party whose recourse is limited to those properties, or, where there is recourse to the subject properties, that recourse is fully subordinated to the interests of the CMBS noteholders and rating affirmation has been obtained.

Capital Expenditure

Australand is required to undertake repairs and maintenance of the properties in the ordinary course of business, with the objective of maximizing occupancy levels, property revenue, and capital value during the term of the CMBS. Noncompliance with capital expenditure requirements will not, however, be an event of default.

Standard & Poor's has factored into its assessed stabilized cash flow an estimation of a limited sinking fund allowance consistent with prudent property management practice.

Industrial Special Risks Insurance

The respective responsible entities are required to maintain insurance coverage that meets Standard & Poor's criteria, that covers the portfolio for the full reinstatement of the properties, public liability, and any business interruption/loss-of-rental effects on its cash flows. Existing insurance arrangements satisfy Standard & Poor's requirements.

Structural Considerations

Bank Accounts

All rental receipts are paid directly into collection accounts, which are secured by a fixed-and-floating charge in favor of the AG Security Trustee. Property expenses and amounts payable under the loan are paid from this account in accordance with transaction documents. Appropriate ledger and accounting systems are in place to assist in the identification of relevant funds.

Liquidity Facility

Noteholders benefit from an A$12.5 million liquidity facility. The limit of the liquidity facility has been sized based on six months' of noteholder payments at Standard & Poor's stressed interest rate and six months' of transaction expenses (such as trustee fees, rating fees, and administration fees, but excluding permitted property expenses).

If the liquidity drawn amounts are not repaid from excess cash flow, they will be repaid from capital recoveries associated with the enforcement and sale of secured assets, if required. As these fully drawn liquidity amounts rank equally with noteholders, this would have the effect of adding a further A$12.5 million of debt ranking pari passu with 'AAA' noteholders, and equivalent to around 3% of Standard & Poor's assessed capital value. This feature is common in most CMBS transactions, and these contingent amounts have been considered when determining debt-tranching levels.

Refinancing Risk

The transaction comprises interest-only notes with a soft bullet maturity. The failure of the issuer to repay the notes on the scheduled maturity date will not be an event of default. Instead, the AG Security Trustee will have the capacity to direct the progressive and orderly realization of the collateral assets over a period of up to 18 months, if required. This will enable the issuer to repay notes no later than the final maturity date.

In assessing the appropriateness of the tail period, Standard & Poor's has considered the potential resale market for investment-grade commercial property in Australia, which is dominated by domestic property trusts, institutions, syndicates, and private investors. Investment activity in Australian investment-grade property currently is sound. These positive market fundamentals, combined with the anticipated performance of the portfolio, bode well for the timely sale of the secured assets if the issuer is unable to refinance during the tail period. If market conditions deteriorate, the noteholders have the benefit of LTV and DSCR rating thresholds, enabling them to withstand a significant decline in both income and property value.

Between the scheduled maturity date and the final maturity date, the notes attract a step-up margin, which provides a financial incentive to refinance on the scheduled maturity date.

Surveillance

Surveillance will be conducted on this transaction until the notes mature or are otherwise retired. Regular reports detailing the performance of the underlying collateral will be analyzed and the supporting ratings monitored

Australand Finance Ltd.
Series 2006-1
A$267.5 Million Commercial Mortgage-Backed Notes

Analytical Contacts

Primary analyst: Narelle Coneybeare, associate, Melbourne, (61) 3 9631-2061
CMBS analytical manager: Ashley Reed, director, Melbourne, (61) 3 9631-2195

Surveillance manager: Belinda Smith, director, Melbourne, (61) 3 9631-2068
Surveillance analyst: Ketty Tai, rating specialist, Melbourne (61) 3 9631 2178

Related Research

- *Australia & New Zealand CMBS Performance Watch*, published Nov. 2, 2005.
- *The Australian CMBS Market: The Story So Far*, published Nov. 1, 2005.

The above articles are available on RatingsDirect, Standard & Poor's Web-based credit analysis system, at www.ratingsdirect.com. It can also be found on Standard & Poor's Web site at www.standardandpoors.com.au. Select Credit Ratings. Then select News & Analysis, and find the article under Commentary & News.

A rating is not a recommendation to purchase, sell or hold a security, in as much as it does not comment as to the market price or suitability for a particular investor. A debt rating is a current assessment of the ability of a borrower to repay principal and interest with respect to a specific long or short term obligation in a timely manner. Ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, information or other circumstances.

This rating report is not issued in conjunction with, or as part of, any information or offering document and Standard & Poor's has had no role in relation to the preparation of any such document (other than as may be disclosed in any such document) and makes no representations or warranties as to the accuracy, completeness or appropriateness of any information contained in any such document.


RECEIVED
2006 MAR 20 A 11:23
CapitaLand

PRESS RELEASE

For Immediate Release
28 February 2006

MGM MIRAGE-CapitaLand Announce Kohn Pedersen Fox Associates as Principal Architect for Marina Bay Integrated Resort Bid

World renowned architects part of International Design Team to design striking landmark resort at Marina Bay

Singapore, 28 February 2006 – MGM MIRAGE and CapitaLand announced today that world-renowned architects Kohn Pedersen Fox Associates PC (KPF) is serving as principal architect on the international design team for the Singapore Integrated Resort at Marina Bay bid. KPF has been working on the design since the Request for Concept stage.

Mr. Liew Mun Leong, President and CEO of CapitaLand Group, said, "CapitaLand has worked with many world class designers and architects on mega projects internationally, including in London, Hong Kong, Tokyo, Bangkok, Sydney and Melbourne. The appointment of KPF testifies to the JV partners' ability to draw on the best international talent to create icons in Asia. CapitaLand has worked with many widely-acclaimed international architects including Skidmore, Owings & Merrill for AIG Tower in Hong Kong; Kenzo Tange for Summit Residences condominium in Shanghai; Alsop Architects for the proposed Raffles City in Beijing and Clarke Quay in Singapore; and Toyo Ito for VivoCity in Singapore. Our experience in project and property management will complement MGM MIRAGE's expertise to deliver a compelling and modern resort development which will be an attraction to tourists and Singaporeans alike."

Mr. A. Eugene Kohn, Chairman of KPF said, "Our design proposal for this integrated resort is befitting of the urban location of the Marina Bayfront. Building upon our masterplanning experience in the Marina Bay area, KPF's design will seamlessly connect the Integrated Resort with the surrounding civic attractions like Merlion Park, Marina Barrage and the proposed Gardens on the Bay. The Integrated Resort at the Marina Bay will be an important and enduring symbol of the urban skyline and a source of pride for future generations of Singaporeans."

Mr. J. Terrence Lanni, Chairman and CEO of MGM MIRAGE said, "We are very pleased to be working with the talented design professionals at KPF. They demonstrate great versatility in their work and possess an impressive track record for designing striking landmark projects. KPF brings not only their award-winning talents and creativity to our project, but as one of the principal architects working on Project CityCenter in Las Vegas, the firm also possesses a familiarity with both the MGM MIRAGE design team and process. Along with our partners at CapitaLand, we are confident KPF has created a stunning new addition to the Singapore urban landscape, a design befitting this unique location at Marina Bay."

KPF is an international practice with offices in New York and London. The firm's strong body of work includes some of the world's tallest buildings, earning KPF recognition as one of the leading firms in high-rise design. KPF has designed an impressive porfolio of projects in Asia, such as the tallest buildings in Asia which are currently under construction in Hong Kong and Shanghai, and the iconic Roppongi Hills in Tokyo. It is currently designing what will be the tallest building in London. Over thirty years of practice, KPF has designed facilities for such prominent corporations as IBM, Procter and Gamble, Goldman Sachs, and the World Bank. The work of the practice has been widely exhibited and is the subject of thirteen monographs. KPF has also won over 200 awards, a reflection of their commitment to design excellence.

KPF is also one of a team of all-star architects brought together by MGM MIRAGE to design elements of the US$7 billion Project CityCenter, a mixed-use urban style development located on 66 acres of the world famous Las Vegas Strip. Within CityCenter, KPF is designing a hotel and condominium towers to be operated by the Mandarin Oriental Hotel Group.

About MGM MIRAGE

MGM MIRAGE, (NYSE: MGM), one of the world's leading and most respected hotel and gaming companies, owns and operates 23 properties located in Nevada, Mississippi and Michigan, and has investments in four other properties in Nevada, New Jersey, Illinois and the United Kingdom. MGM MIRAGE has also announced plans to develop Project CityCenter, a multi-billion dollar integrated urban development project in the heart of Las Vegas, and has a 50 percent interest in MGM Grand Macau, a hotel-casino resort currently under construction in Macau S.A.R. MGM MIRAGE supports responsible gaming and has implemented the American Gaming Association's Code of Conduct for Responsible Gaming at its properties. MGM MIRAGE also has been the recipient of numerous awards and recognitions for its industry-leading Diversity Initiative and its community philanthropy programs. For more information about MGM MIRAGE, please visit the company's website at www.mgmmirage.com.

About CapitaLand Group

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. The company's property and hospitality portfolio spans more than 70 cities in 18 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust and Australand, which is listed both in Singapore and Australia. Please visit www.capitaland.com for more details.

About Kohn Pedersen Fox Associates PC

KPF is an international practice with studios in New York and London and a growing presence in Shanghai. The practice, led by seventeen partners and directors, provides full architectural design, programming, urban design, master planning, graphic and product design services for clients in both the public and private sectors. The firm's extensive portfolio, developed over thirty years, includes designs ranging from a small jewel-like glass pavilion for Rodin sculptures to an entire new city in Incheon, Korea. The breadth of our experience allows us to bring an international perspective to a local project. The central concern of the practice is design excellence. KPF is committed to providing designs that create uplifting spaces for people. Our architecture responds to community, context and environment. Our work demonstrates the contribution architecture can make to sustainable patterns of living. KPF's strong body of work has earned the firm recognition as one of the most respected architectural design practices in the world. The work of the practice has been widely exhibited and is the subject of thirteen monographs. KPF has won over 200 awards. These awards are a reflection of our commitment to design excellence. The innovative designs of the firm continue to shape the debate about the direction of architecture today.

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **28 February 2006**

For more information, please contact:

Media Contact

CapitaLand Limited

Julie Ong
Corporate Communications
CapitaLand Limited
DID: +65-68233541
julie.ong@capitaland.com.sg

MGM MIRAGE

Gordon Absher
Corporate Affairs
MGM MIRAGE
DID: +1-7028917006
gabsher@mgmmirage.com